Exhibit (a)(5)(i)

     Roche Finance Report 2008

Table of Contents

Roche Group	2

Finance in brief	2

Finance – 2008 in brief	3

Financial Review	4

Roche Group Consolidated Financial Statements	28

Notes to the Roche Group Consolidated Financial Statements	34

Report of Roche Management on Internal Control over Financial Reporting	119

Report of the Statutory Auditor on the Consolidated Financial Statements	120

Report of the Independent Auditor on Internal Control over Financial Reporting	122

Multi-Year Overview and Supplementary Information	124

Roche Securities	131

Roche Holding Ltd, Basel	133

Financial Statements	133

Notes to the Financial Statements	135

including Board and Executive remuneration disclosures as required by Swiss Law	137

Appropriation of Available Earnings	142

Report of the Statutory Auditor on the Financial Statements	143

2          Roche Finance Report 2008     |     Roche Group – Finance in brief
Finance in brief

Key results

	2008	2007		% change		% of sales
	(mCHF)	(mCHF)	(CHF)	(LC)	2008	2007

Sales	45,617	46,133	–1	+6

Research and development	8,845	8,385	+5	+13	19.4	18.2

Operating profit	13,924	14,468	–4	+4	30.5	31.4

Operating free cash flow	12,378	10,671	+16	+27	27.1	23.1

Net income	10,844	11,437	–5		23.8	24.8

Free cash flow	4,979	3,982	+25		10.9	8.6

Core EPS (CHF)1)	11.04	11.85	–7	+2

Dividend per share2) in CHF	5.00	4.60	+9

	31 December	31 December	% change
	2008	2007	(CHF)

Net cash	16,682	17,336	–4

Equity	53,822	53,443	+1

Equity ratio	70.7%	68.2%

1)   See page 128 for definition of Core EPS.
2)   Proposed by the Board of Directors.
LC = local currencies
Finance Executive Committee

Erich Hunziker	Chief Financial Officer

Hubert Buck	Management Development

Peter Eisenring	Tax and Insurance

Marco Frei	Pension Asset Management

Andreas Knierzinger	Treasury

Steve Krognes	Corporate Development

Karl Mahler	Investor Relations

Carole Nuechterlein	Venture Funds

Erwin Schneider	Accounting and Controlling

Finance – 2008 in brief      |     Roche Finance Report 2008           3
Finance – 2008 in brief
Sales
•	Group sales increase by 6% in local currencies to 45.6 billion Swiss francs. Excluding Tamiflu pandemic sales, which declined sharply as expected, the increase is 10% in local currencies.
•	Pharmaceuticals sales increase by 10% or 3.3 billion Swiss francs in local currencies (excluding Tamiflu pandemic sales), twice the global market growth thanks to the key oncology products and also Bonviva/Boniva and CellCept.
•	Oncology sales grow by 15% in local currencies to 19.7 billion Swiss francs, representing 55% of Pharmaceuticals sales.
•	Diagnostics sales increase by 10% in local currencies to 9.7 billion Swiss francs. Organic growth is 6% while the acquisition of the Ventana tissue diagnostics business adds 4 percentage points.

Operating results
•	Operating profit increases by 4% in local currencies to 13.9 billion Swiss francs thanks to strong underlying sales growth and continuing productivity improvements, and despite substantially lower Tamiflu pandemic sales and strong increases in R & D.
•	Operating profit margin decreases by 0.9 percentage points to 30.5% mainly driven by a lower Diagnostics margin following recent acquisitions and competition in the US diabetes care market. Further increase of the Pharma margin to 36.2%.
•	R & D expenditure increases by 13% in local currencies to 8.8 billion Swiss francs, representing 19.4% of Group sales.
•	Substantial unfavourable exchange rate impact on Swiss franc denominated consolidated results.
•	On 21 July 2008 Roche made an offer to purchase all outstanding shares of Genentech for 89.00 US dollars per share in cash and announced a reorganisation of its US pharmaceuticals business.

Treasury
•	Minimal adverse effect from financial crisis due to conservative investment approach with limited exposure to equities.
•	Net financial income reaches 0.2 billion Swiss francs. The reduction of 0.6 billion Swiss francs compared to 2007 is primarily due to lower interest income resulting from lower liquid funds and reductions in interest rates.
•	Redemption on maturity of 2.3 billion Swiss francs of capital market debt.

Financial condition
•	Strong financial condition with free cash flow of 5.0 billion Swiss francs and net cash of 16.7 billion Swiss francs.
•	Increase in equity ratio to 71% from 68%.
•	Following the announcement of the intent to take Genentech fully private, Moody’s put Roche’s Aa1 rating on review for downgrade and Standard & Poor’s lowered Roche’s rating to AA- from AA+.

Net income and Core EPS
•	Net income down by 5% to 10.8 billion Swiss francs, primarily driven by strong exchange rate impact.
•	Core EPS at constant exchange rates 2% above the record 2007 level.

Shareholder return
•	Roche’s market capitalisation decreases by 18% to 141 billion Swiss francs, broadly in line with the European and global pharmaceuticals sector.
•	Increase in proposed dividend of 9% to 5.00 Swiss francs, representing the 22nd consecutive year of dividend growth.
•	If approved by shareholders, this will result in an increased payout ratio of 49% and a higher dividend yield on the Roche share of 3.0% and on the non-voting equity security of 3.1%, based on year-end prices.

4          Roche Finance Report 2008          Roche Group – Financial Review
Roche Group
Financial Review
Group operating results
In 2008 the Group continued the strong underlying operating performance from previous years. The Pharmaceuticals Division further increased its operating profit margin as the growth in the underlying business more than compensated for the expected sharp decline in Tamiflu pandemic sales and the planned increases in research and development. In the Diagnostics Division the impact of recent acquisitions and competition in the US diabetes care market resulted in a decline in the operating profit margin. The strengthening of the Swiss franc against most currencies had a substantial negative impact on the Group’s overall operating results when translated from local currencies into Swiss francs.
Total sales grew by 6% in local currencies (–1% in Swiss francs; 10% in US dollars) to 45.6 billion Swiss francs, with the Pharmaceuticals Division representing 79% of Group sales and the Diagnostics Division contributing 21%. The sales increase in the underlying business more than compensated for the anticipated fall in Tamiflu pandemic government and corporate sales from 1.9 billion Swiss francs in 2007 to 237 million Swiss francs in 2008. Local currency sales growth excluding Tamiflu pandemic sales was 10%. The strength of the Swiss franc over the last twelve months resulted in approximately 3.2 billion lower sales when translated into Swiss francs.
Demand for the Group’s oncology drugs Avastin, MabThera/Rituxan, Herceptin, Tarceva and Xeloda continued to grow strongly. Additional growth drivers in the Pharmaceuticals Division were Bonviva/Boniva in metabolism/bone and CellCept in transplantation. In the Diagnostics Division the main growth areas were Professional Diagnostics, Applied Science and Tissue Diagnostics, with these business areas growing above their respective markets. Following the acquisition of Ventana at the beginning of February 2008, sales in the new Tissue Diagnostics business area were 376 million Swiss francs, contributing 4 percentage points to local currency sales growth of the Diagnostics Division.
The Group’s operating profit increased by 4% in local currencies to 13.9 billion Swiss francs. The operating profit margin declined by 0.9 percentage point to 30.5% due to a margin reduction in the Diagnostics Division of 5.3 percentage points. The Pharmaceuticals margin increased to 36.2% from 35.5% in 2007 despite significantly lower Tamiflu pandemic sales and increased investments in the strong development pipeline. More than half of the fall in the margin of the Diagnostics Division was due to the impact of recent acquisitions (one-time charges, amortisation of acquired intangible assets and investments to develop the acquired businesses) and the rest was mainly due to strong competition in the US diabetes care market and portfolio mix effects.

In 2008 the average US dollar exchange rate against the Swiss franc was 10% lower than in the comparative period. The euro was 4% lower whereas the Japanese yen was 3% higher. The movements in exchange rates have had a significant impact on Swiss franc growth rates: Sales and operating profit growth rates reported in Swiss francs were 7 and 8 percentage points below local currency growth respectively. Natural hedges in the structure of the Group’s operations meant that the Group operating margin was not significantly impacted by foreign exchange movements.
In the Pharmaceuticals Division there were two exceptional items: income of 271 million Swiss francs from the settlement of Genentech’s litigation with the City of Hope Medical Center and expenses of 243 million Swiss francs from the initial stages of Pharmaceuticals Division US reorganisation. The net impact of these on the Group and divisional results is not significant.
Group operating results for 2008

	Pharmaceuticals	Diagnostics	Corporate	Group
	(mCHF)	(mCHF)	(mCHF)	(mCHF)

Sales	35,961	9,656	–	45,617

Operating profit before exceptional items	12,974	1,187	(265)	13,896

– margin, % of sales	36.1	12.3	–	30.5

Operating free cash flow	12,053	600	(275)	12,378

– margin, % of sales	33.5	6.2	–	27.1

Group operating results – Development of results compared to 2007

	Pharmaceuticals	Diagnostics	Corporate	Group

Sales

– % increase in local currencies	+5	+10	–	+6

Operating profit before exceptional items

– % increase in local currencies	+8	–22	+19	+4

– margin: percentage point increase	+0.6	–5.3	–	–0.9

Operating free cash flow

– % increase in local currencies	+31	–33	–38	+27

– margin: percentage point increase	+6.2	–5.2	–	+4.0

Pharmaceuticals operating results
The Pharmaceuticals Division increased its sales by 5% in local currencies (–2% in Swiss francs; 8% in US dollars) to 36.0 billion Swiss francs. Excluding Tamiflu pandemic government and corporate sales, local sales growth was 10% outpacing global market growth by a factor of around two. Operating profit before exceptional items was 13.0 billion Swiss francs, and the corresponding margin 36.1%, an increase of 0.6 percentage points compared to 2007 despite significantly lower Tamiflu pandemic sales and increased investments in research and development.
Marketing costs increased moderately in local currencies in spite of continued support for the growing oncology and rheumatoid arthritis portfolios. Investments were made in the broader indications particularly for Avastin, as well as investments for the launch of Actemra/RoActemra. The strong expected increase in research and development expenses, significantly above the increase in sales, was due to continued high investments in the strong pipeline and expanded portfolio as well as the large number of clinical trials.
For more information on the divisional business and its pipeline, see the Business Report (Part 1 of this Annual Report).

6          Roche Finance Report 2008     |     Roche Group – Financial Review
Pharmaceuticals Division results

Sales
The major growth drivers were key products in the therapeutic areas oncology, inflammation/ autoimmune/transplantation,virology (excluding Tamiflu pandemic sales) and metabolism/bone. Sales in the therapeutic area renal anemia decreased in an increasingly competitive, cost-sensitive market.
Pharmaceuticals Division – Sales by therapeutic area for 2008

	Sales			% change
Therapeutic area	(mCHF)	% of sales		(local currencies)

Oncology	19,654	55		+15

Virology	3,408	9/9	1)	–27/+7	1)

Inflammation/Autoimmune/Transplantation	3,264	9		+19

Metabolism/Bone	2,839	8		+7

Renal anemia	1,318	4		–11

Others	5,478	15		–5

Total	35,961	100		+5/+10	1)

1)   Excluding Tamiflu pandemic government and corporate sales.
In 2008 the Top 20 Pharmaceuticals products, which represented 86% of the Pharmaceuticals portfolio, grew 8% (14% excluding Tamiflu pandemic sales) with the majority of products showing sales growth. The local sales growth of the Pharmaceuticals Division was driven by seven products: Avastin, MabThera/Rituxan, Herceptin, Bonviva/Boniva, CellCept, Tarceva and Xeloda. These products represent 61% of the portfolio (2007: 53%; 2006: 48%) and together generated over 2 billion Swiss francs of additional sales compared to 2007 despite the strong negative currency impact mainly from the US dollar. Sales of Tamiflu declined due to non-recurring pandemic sales. Other sales declines were primarily due to generic erosion following patent expiry, strong competition in certain franchises and the return by Chugai of a group of marketed products in Japan to Sanofi-Aventis.

Pharmaceuticals Division – Sales of Top 20 products for 2008

	Sales		% change
Product	(mCHF)	% of sales	(local currencies)	Franchise

MabThera/Rituxan	5,923	16	+16	Oncology/IAT1)

Avastin	5,207	15	+37	Oncology

Herceptin	5,092	14	+12	Oncology

CellCept	2,099	6	+13	IAT1)

NeoRecormon/Epogin	1,774	5	–13	Renal anemia, Oncology

Pegasys	1,635	5	+6	Virology

Tarceva	1,215	3	+23	Oncology

Xeloda	1,211	3	+13	Oncology

Bonviva/Boniva	1,108	3	+35	Metabolism/Bone

Lucentis	960	3	+7	Ophthalmology

Tamiflu	609	2	–68	Virology

– of which pandemic	237	1	–86	Virology

Xolair	560	2	+10	Respiratory diseases

Valcyte/Cymevene	553	2	+10	Virology

Xenical	502	1	–13	Metabolism/Bone

Pulmozyme	496	1	+12	Respiratory diseases

Nutropin	413	1	–2	Metabolism/Bone

Neutrogin	404	1	–3	Oncology

Rocephin	344	1	–10	Infectious diseases

Activase/TNKase	342	1	–1	Cardiovascular diseases

Madopar	311	1	+4	Nervous System

Total Top 20 products	30,758	86	+8

Other products	5,203	14	–12

Total	35,961	100	+5

Excluding Tamiflu pandemic government and corporate sales

Total Top 20 products	30,521	85	+14

Other products	5,203	15	–12

Total	35,724	100	+10

1)   Inflammation/Autoimmune/Transplantation.
MabThera/Rituxan | Double-digit sales growth was driven by increasing use in oncology indications and rheumatoid arthritis. In Europe and the US most of the oncology sales growth was due to increasing usage of MabThera/Rituxan following first-line therapy of indolent non-Hodgkin’s lymphoma (NHL), including maintenance use. The already high penetration rates for first-line treatment of indolent and aggressive NHL were sustained in the US and Europe’s five largest markets (France, Germany, Italy, Spain and the United Kingdom), while increasing adoption in these settings was seen in emerging markets. Adoption in rheumatoid arthritis (RA) continued to increase in both the US and Europe/Rest of World (RoW). An estimated 800 million Swiss francs of sales were generated in the RA indication.
Avastin | Sales increased 37% worldwide compared to 2007, with strong growth in all regions, particularly Europe/RoW (+67%). In the US growth was driven primarily by increased usage in metastatic breast cancer following accelerated approval by the US Food and Drug Administration (FDA) in February. Sales growth in Europe was driven primarily by increased use of the medicine for metastatic colorectal and breast cancer. Sales in Europe also benefited from the rollout of new indications and increasing uptake for non-small cell lung cancer and renal cell carcinoma.

8          Roche Finance Report 2008     |     Roche Group – Financial Review
Herceptin | Growth continued to be driven by increasing adoption in adjuvant (early stage) HER2-positive breast cancer. Roche estimates that by the end of 2008 the product’s market share in the adjuvant setting was approximately 75% (versus 70% a year earlier) in the five largest European markets. Elsewhere, market penetration in this setting also continues to build. In the US penetration into this market flattened during 2008 due to earlier, more rapid adoption of Herceptin for adjuvant treatment. In the metastatic setting, adoption rates and treatment duration remained stable both in the US and in the top five European markets.
CellCept | The immunosuppressant CellCept continued to record double digit sales growth worldwide (+13%), driven by solid demand in both the US and Europe. Growth continues to be driven by physicians’ recognition of the long-term protective benefits of CellCept in transplant patients compared with other, more toxic therapeutic options.
NeoRecormon/Epogin | Combined sales of Roche’s NeoRecormon and Chugai’s Epogin (epoetin beta) were down 13% in a market that remains highly competitive due to pricing pressure from branded competitors and the entry of biosimilar versions of epoetin alfa in Europe. The market share of NeoRecormon has decreased only slightly, with global sales down 10% in 2008. In Japan, where Epogin remains the market leader, a decline in sales of 18% for the medicine was due primarily to sustained pricing pressure.
Pegasys | In 2008 Pegasys maintained its clear leadership of the global pegylated interferon market and continued to gain market share. Global sales increased 6% to 1.6 billion Swiss francs, driven by strong growth in Japan of 54% and growth in key emerging markets. This was combined with solid growth in the United States, where Pegasys now accounts for 70% of new prescriptions for hepatitis C.
Tarceva | Tarceva recorded strong growth in 2008 (+23%), particularly in the Europe/RoW sales region (+27%), which now accounts for 55% of overall sales. US sales increased by 10% in a competitive market environment. Tarceva is still the only epidermal growth factor receptor inhibitor with a proven survival benefit in advanced lung and pancreatic cancer.
Xeloda | Xeloda recorded sustained double-digit sales growth throughout 2008. Growth in Japan was particularly strong at 74%, and solid increases were also recorded in the US (+9%) and Europe/RoW (+14%). Sales were driven by expanded indications approved in 2007 and 2008, notably stomach cancer and advanced colorectal cancer, along with uptake in breast cancer.
Bonviva/Boniva | In a highly competitive market, sales of Bonviva/Boniva (ibandronic acid) for the treatment of postmenopausal osteoporosis, increased by 221 million Swiss francs to 1.1 billion Swiss francs compared with 2007. The majority of sales come from the US, where the product’s market share remained robust despite the entry of generic versions of competitor products. Bonviva gained reimbursement status and was launched in many European markets in 2006.
Lucentis | Sales of Lucentis for the treatment of neovascular (wet) age-related macular degeneration (wet AMD) in the US grew 7% in 2008, driven primarily by an increased number of Lucentis dosage per patient. New patient share was broadly stable as off-label usage of an unapproved therapy in wet AMD remained high. Outside the US, Lucentis is marketed by Novartis.
Tamiflu | Sales of Tamiflu in 2008 declined by 1.5 billion Swiss francs or 68% versus 2007. Seasonal sales were 143 million Swiss francs higher and pandemic sales decreased by 1.6 billion Swiss francs compared to 2007, as most stockpiling programmes from governments and corporations were completed in 2007. Seasonal sales of Tamiflu in Japan were negatively affected by the mild 2007/2008 flu season. In addition, there was a substantial decrease in pandemic sales to the Japanese government.
See the Business Report for more information on Roche’s pharmaceutical products including the R&D pipeline (end pages of the Business Report).

Sales by region | Sales excluding Tamiflu pandemic government and corporate sales continued to grow across all regions. Growth in North America was 10% in local currencies compared to an almost stagnant market, driven by products marketed by Genentech (oncology products, Lucentis, Xolair and Pulmozyme) as well as the Roche Pharmaceuticals products Tamiflu (seasonal sales), Bonviva/Boniva, CellCept, Pegasys and Xeloda. Roche Pharmaceuticals continued to gain market share in the Western Europe and Latin America regions, driven by further strong sales growth of Avastin, MabThera/Rituxan, Herceptin, Bonviva/Boniva, Tarceva and CellCept. Sales in Japan increased, as the launches of Avastin, the combination therapy Pegasys plus Copegus and Tarceva compensated for normal biennial price cuts in Japan, which became effective 1 April 2008, and the return of a group of marketed products to Sanofi-Aventis. Tamiflu sales decreased sharply due to the completion of most pandemic stockpiling orders from governments and corporations in 2007 particularly in Western Europe, Japan and the CEMAI region.
Pharmaceuticals Division – Sales by region for 2008

	Sales		% change
Region	(mCHF)	% of sales	(local currencies)

North America	14,679	41	+102)/+5

Western Europe	10,330	29	+82)/+5

CEMAI1)	3,187	9	+122)/+5

Japan	3,336	9	+42)/–4

Latin America	2,394	6	+162)/+15

Asia–Pacific	1,698	5	+92)/+6

Other regions	337	1	+12)/–1

Total	35,961	100	+102)/+5

1)   Central and Eastern Europe, Middle East, Africa, Central Asia, Indian Subcontinent.
2)   Excluding Tamiflu pandemic government and corporate sales.
Operating results
Royalties and other operating income | The increase of 91 million Swiss francs or 12% in local currencies was due to higher royalty income and gains on disposal of products which offset 302 million Swiss francs lower income from out-licensing agreements. The fall in out-licensing income was mainly due to a number of significant milestone payments in 2007 such as for orlistat OTC rights from GlaxoSmithKline, 80 million Swiss francs as part of a third-party collaboration agreement at Genentech and 42 million Swiss francs relating to Lucentis for approval in the European Union and filing in Japan. Gains on product divestments were 235 million Swiss francs higher than in 2007 and include a gain of 132 million Swiss francs from the second stage of the disposal of three products to Actavis, a gain of 50 million Swiss francs from the disposal of products in Turkey as well as a gain of 158 million Swiss francs from Meda and a gain of 96 million Swiss francs from a sale of other product rights, all being part of the continuous realignment of the product portfolio. The increase in royalty income was driven by Genentech. Royalties and other operating income as percentage of sales increased by 0.4 percentage points to 6.0%.
Pharmaceuticals Division – Royalties and other operating income

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Royalty income	1,234	1,076	+26

Income from out-licensing agreements	420	722	–38

Income from disposal of products and other	494	259	+95

Total	2,148	2,057	+12

10          Roche Finance Report 2008     |     Roche Group – Financial Review
Cost of sales | Costs remained stable in local currencies mainly driven by an 8% decline in manufacturing cost of goods sold and period costs. This was due to manufacturing efficiencies, favourable product mix effects and the comparison period in 2007 including 135 million Swiss francs Viracept recall costs. Amortisation of intangible assets decreased by 17% in local currencies as some intangible assets became fully amortised. All of the above compensated for the 19% local currency increase in collaboration and profit sharing agreements and the 6% local currency increase in royalty expenses on product sales to 2,105 million Swiss francs (2007: 2,089 million Swiss francs). Genentech’s collaboration profit-sharing expenses with its partners Biogen Idec, Novartis and OSI increased due to higher sales of MabThera/Rituxan, Tarceva and Xolair, respectively and reached 1,330 million Swiss francs (2007: 1,297 million Swiss francs), despite being impacted by the weaker US dollar. The gross profit share to GlaxoSmithKline has increased to 478 million Swiss francs (2007: 379 million Swiss francs) following increased Bonviva/Boniva sales. Royalty expenses on Tamiflu were lower in 2008 due to less pandemic sales, however this has been more than offset by strong growth in other royalty-bearing products, in particular Cellcept (autoimmune), Tarceva, Herceptin and Avastin, and additionally often the royalty rates are tiered to certain sales levels. As a percentage of sales, cost of sales decreased to 24.9% from 25.8% in 2007.
Pharmaceuticals Division – Cost of sales

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Manufacturing cost of goods sold and period costs	(4,463)	(5,041)	–8

Royalty expenses	(2,105)	(2,089)	+6

Collaboration and profit-sharing agreements	(1,908)	(1,755)	+19

Amortisation of intangible assets	(477)	(614)	–17

Impairment of property, plant and equipment	(10)	(3)	+287

Impairment of intangible assets	–	–	–

Total	(8,963)	(9,502)	0

Marketing and distribution | Costs increased 2% in local currencies and reached 6.7 billion Swiss francs (2007: 7.0 billion Swiss francs). Significant investments continued in leveraging the rich oncology portfolio, with the rollout of additional approved indications and in particular the pan-tumour positioning of Avastin. Heavy levels of investment continued in Bonviva/Boniva and Pegasys and additionally there were preparations for the launch of Actemra/RoActemra in rheumatoid arthritis. These increases were offset by the absence of last year’s pre-launch preparation for Mircera in the United States. Marketing and distribution costs as a percentage of sales decreased 0.5 percentage points to 18.6% (2007: 19.1%).
Research and development | The increase of 11% in local currencies to almost 8 billion Swiss francs reflects continued investment to realise the full potential of the strong development portfolio. This investment includes the late-stage clinical testing of promising compounds such as dalcetrapib (CETP inhibitor for dyslipidemia), ocrelizumab (autoimmune disorders), pertuzumab (breast cancer), and taspoglutide (GLP-1 analogue for type 2 diabetes). Investments were also made in numerous programmes aimed at expanding the use of Roche’s leading anticancer medicines into additional indications, such as Avastin in adjuvant colon cancer. Moreover, impairments of intangible assets were higher than in the comparative period. Research and development costs as a percentage of sales were 22.0% compared to 20.7% in 2007 and 21.3% in the first half of 2008. The Pharmaceuticals Division in total spent 363 million Swiss francs on the in-licensing of pipeline compounds and technologies, which are capitalised as intangible assets as required by IFRS. In total the division spent 8.1 billion Swiss francs on internal and purchased R&D from in-licensing and other alliance deals, representing 22.6% of sales. In addition, Roche Pharmaceuticals spent a further 513 million Swiss francs on the acquisitions of the biotechnology companies Piramed, Mirus and ARIUS.

Pharmaceuticals Division – Investments in research and development

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Research and development expenses	7,904	7,598	+11

Less non-cash items

– Amortisation of intangible assets	(34)	(31)	+22

– Impairment of intangible assets	(99)	(58)	+77

Research and development expenses excluding
non-cash items	7,771	7,509	+11

Product intangibles – not available for use	363	739	–46

Technology intangibles	–	3	–100

Research and development related capital expenditure	363	742	–46

Total investments in research and development	8,134	8,251	+6

General and administration | Overall costs remained stable in local currencies due to lower legal and restructuring expenses and lower implementation costs for a business harmonisation project including the establishment of a European shared services centre in Budapest, in spite of the loss on the divestment of 46 million Swiss francs for the Cenexi business in France. General and administration expenses as a percentage of sales decreased to 4.4% from 4.6%.
Pharmaceuticals Division – General and administration

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Administration	(1,497)	(1,665)	–4

Legal and environmental settlements	(1)	(15)	–78

Business combinations – transaction expenses	(8)	–	–

Gain (loss) on divestment of businesses	(46)	–	–

Restructuring expenses	(32)	(107)	–67

Gains (losses) on disposal of property, plant and equipment	(7)	17	–

Other general items	19	90	–82

Total	(1,572)	(1,680)	0

Sub-divisional results
Pharmaceuticals sub-divisional results

		Operating	Operating
		profit before	profit before
		exceptional	exceptional	Operating	Operating
	Sales	items	items as	free cash flow	free cash flow
	(mCHF)	(mCHF)	% of sales	(mCHF)	as % of sales

2008

Roche Pharmaceuticals	22,164	6,795	30.7	6,579	29.7

Genentech	10,461	5,821	55.6	5,089	48.6

Chugai	3,336	591	17.7	385	11.5

Elimination within division1)	–	(233)	–	–	–

Pharmaceuticals Division	35,961	12,974	36.1	12,053	33.5

1)	Unrealised internal profits on inventories that have been sold from one sub-division to another, but which have not yet been sold on to external customers at the balance sheet date are eliminated as a consolidation entry.

12          Roche Finance Report 2008     |     Roche Group – Financial Review

		Operating	Operating
		profit before	profit before
		exceptional	exceptional	Operating	Operating
	Sales	items	items as	free cash flow	free cash flow
	(mCHF)	(mCHF)	% of sales	(mCHF)	as % of sales

2007

Roche Pharmaceuticals	22,970	7,225	31.5	5,595	24.4

Genentech	10,414	5,298	50.9	3,880	37.3

Chugai	3,399	610	17.9	569	16.7

Elimination within division1)	–	(91)	–	–	–

Pharmaceuticals Division	36,783	13,042	35.5	10,044	27.3

1)	Unrealised internal profits on inventories that have been sold from one sub-division to another, but which have not yet been sold on to external customers at the balance sheet date are eliminated as a consolidation entry.
Roche Pharmaceuticals | Sales increased by 3% in local currencies despite the impact from declining Tamiflu pandemic government and corporate sales. Excluding these, local sales growth was 9%. Operating profit margin before exceptional items decreased by 0.8 percentage points to 30.7%. Higher investments in research and development and higher expenses to alliance and collaboration partners as well as lower income from out-licensing agreements outweighed favourable developments in cost of sales from manufacturing efficiencies and some product mix impacts and the inclusion of the Viracept recall costs in the 2007 results. Royalty expenses to third parties were 1,316 million Swiss francs (2007: 1,344 million Swiss francs) and royalty expenses to Genentech were 1,702 million Swiss francs (2007: 1,417 million Swiss francs) following the continued success of the oncology portfolio outside the US.
Genentech | Sales grew by 11% in local currencies and the operating profit margin before exceptional items improved by 4.7 percentage points to 55.6%. The main drivers here were strong sales growth and higher royalty and other operating income both from third parties and from Roche Pharmaceuticals which more than compensated for continued heavy investments in research and development and higher collaboration profit sharing expenses with Biogen Idec.
Chugai | Sales decreased by 4% in local currencies, driven primarily by governmental Tamiflu pandemic stockpiling in 2007. Excluding Tamiflu pandemic, sales increased 4% in local currencies, driven by the successful launches of Avastin, the combination therapy Pegasys plus Copegus and Tarceva, which outweighed 18% lower Epogin sales and the decline in sales from the return of a group of marketed products to Sanofi-Aventis in early 2008. This product group had a sales value of around 110 million Swiss francs in 2007 and reduced Chugai’s reported sales growth by 3 percentage points in 2008. Operating profit decreased by 8% in local currencies driven by lower sales. In spite of lower sales, increased support for product launches and the stable high level of research and development expenses, the operating profit margin of 17.7% was only slightly lower compared to 17.9% in 2007. In June 2008 the Group increased its ownership interest in Chugai’s outstanding shares to 61.5% through a tender offer.
Additional information on the Pharmaceuticals Division’s sub-divisional results is given in Note 2 to the Consolidated Financial Statements and further information on Genentech and Chugai is given in Notes 3 and 4.
Exceptional items
Major legal cases | Following the California Supreme Court decision of 24 April 2008, Genentech’s litigation with the City of Hope National Medical Center was settled with a positive net impact on the operating results of 271 million Swiss francs. Additional information is given in Note 25 to the Consolidated Financial Statements.
Changes in Group organisation | On 21 July 2008 the Group announced a proposal to purchase all of the outstanding shares of Genentech and also a reorganisation of the Group’s US Pharmaceuticals business. During 2008 expenses of 243 million Swiss francs were incurred for already committed costs, mainly for termination costs for the closure of manufacturing operations at Nutley, New Jersey, and the research site at Palo Alto, California. Additional information is given in Note 8 to the Consolidated Financial Statements.

Pharmaceuticals Division – Total operating results

	Roche		Pharmaceuticals
	{Pharmaceuticals		Genentech		Chugai		Division1)
	2008	2007	2008	2007	2008	2007	2008	2007
	(mCHF)	(mCHF)	(mCHF)	(mCHF)	(mCHF)	(mCHF)	(mCHF)	(mCHF)

Operating profit before
exceptional items	6,795	7,225	5,821	5,298	591	610	12,974	13,042

Major legal cases	–	–	271	–	–	–	271	–

Changes in Group organisation	(149)	–	(94)	–	–	–	(243)	–

Operating profit	6,646	7,225	5,998	5,298	591	610	13,002	13,042

1)	Includes unrealised internal profits of 233 million Swiss francs (2007: 91 million Swiss francs) on inventories that have been sold from one sub-division to another, but which have not yet been sold on to external customers at the balance sheet date and which are eliminated as a consolidation entry.
Operating free cash flow
All three sub-divisions of the Pharmaceuticals Division continue to generate strong cash flows. The cash generated supports the expansion of the business with the investments in new production facilities and in intellectual property through in-licensing deals. At Genentech in particular, a significant part of the free cash flow has usually been used in their equity compensation plans, including the purchase of their own equity to maintain Roche’s ownership percentage. In 2008 this was equivalent to 109 million Swiss francs (2007: 1,071 million Swiss francs) with the considerable fall in 2008 being due to the prepayment of some repurchases by Genentech at the end of 2007 and the increased cash inflows from exercise of options by Genentech employees. Overall operating free cash flow increased by 31% in local currencies driven by improved net working capital management and lower capital expenditures and outflows for equity compensation plans. As a percentage of sales, operating free cash flow of the Pharmaceuticals Division increased to 33.5% compared to 27.3% in 2007.
Pharmaceuticals Division – Operating free cash flow

	Roche			Elimination within	Pharmaceuticals
	Pharmaceuticals	Genentech	Chugai	division1)	Division
	(mCHF)	(mCHF)	(mCHF)	(mCHF)	(mCHF)

2008

Operating profit	6,646	5,998	591	(233)	13,002

Operating profit cash adjustments2)	1,290	2	204	–	1,496

(Increase)/decrease in net working capital	(281)	179	(146)	233	(15)

Investments in property, plant and equipment	(907)	(850)	(264)	–	(2,021)

Investments in intangible assets	(169)	(240)	–	–	(409)

Operating free cash flow	6,579	5,089	385	–	12,053

– as % of sales	29.7	48.6	11.5	–	33.5

2007

Operating profit	7,225	5,298	610	(91)	13,042

Operating profit cash adjustments2)	724	(61)	166	–	829

(Increase)/decrease in net working capital	(866)	133	42	91	(600)

Investments in property, plant and equipment	(987)	(1,310)	(241)	–	(2,538)

Investments in intangible assets	(501)	(180)	(8)	–	(689)

Operating free cash flow	5,595	3,880	569	–	10,044

– as % of sales	24.4	37.3	16.7	–	27.3

1)	Unrealised internal profits on inventories that have been sold from one sub-division to another, but which have not yet been sold on to external customers at the balance sheet date are eliminated as a consolidation entry.

2)	Operating profit cash adjustments consist of the elimination of depreciation, amortisation and impairment charges and the replacement of the operating income/expenses for provisions, equity compensation plans and disposals of property, plant and equipment and intangibles assets with their cash equivalents. A detailed breakdown is provided on pages 129–130.

14          Roche Finance Report 2008     |     Roche Group – Financial Review
Diagnostics operating results
The Diagnostics Division increased sales to 9.7 billion Swiss francs, growing 10% in local currencies (3% in Swiss francs; 15% in US dollars), leveraged by additional sales from the Ventana acquisition, while strengthening its leading market position in most of the existing businesses. The operating profit decreased by 22% in local currencies to 1.2 billion Swiss francs and the corresponding margin declined 5.3 percentage points to 12.3%. More than half of this decline was due to acquisition impacts, including amortisation of acquired intangible assets and investments to develop the acquired businesses. The remainder of the decline was mostly due to strong competition in the US diabetes care market and portfolio mix effects. In the first half of 2008 the division completed the acquisition of Ventana for a total consideration of 3.8 billion Swiss francs.
For more information on the divisional business and its pipeline, see the Business Report (Part 1 of this Annual Report).
Diagnostics Division results

Sales
Diagnostics continued to grow well above the market with an increase of 10% in local currencies over the previous year. Major drivers of sales growth were Professional Diagnostics leveraged by Immunodiagnostics, Applied Science, in particular the DNA sequencing business, and Tissue Diagnostics through sales of advanced staining instruments and reagents. Roche Diabetes Care’s sales decreased by 1% mainly as a result of strong competition in the US diabetes care market. Molecular Diagnostics’ sales increased by 5%, driven by sales of automated real-time PCR virology and blood screening products. The acquisition of Ventana was completed at the beginning of February 2008 and sales in the new Tissue Diagnostics business area were 376 million Swiss francs for the eleven months to 31 December 2008. These contributed 4 percentage points to local currency sales growth of the Diagnostics Division.
Diagnostics Division – Sales by business area for 2008

	Sales		% change
Business area	(mCHF)	% of sales	(local currencies)

Professional Diagnostics	4,422	46	+9

Diabetes Care	2,971	31	–1

Molecular Diagnostics	1,122	11	+5

Applied Science	765	8	+19

Tissue Diagnostics	376	4	n/a

Total	9,656	100	+10

Professional Diagnostics | Roche Professional Diagnostics continued to gain market share in 2008 as its sales increased 9% in local currencies to 4.4 billion Swiss francs. Immunochemistry sales rose 19% in local currencies to 1.4 billion Swiss francs, showing double-digit sales growth for the eighth consecutive year. Growth was fuelled by a strong uptake of the anti-HCV assay (diagnosis of hepatitis C infection) which was launched in the first half of 2008 outside the US. Growth was also driven by continued demand for the

Elecsys NT-proBNP and Troponin T cardiac tests. The new immunoassays launched in 2007/early 2008, were rolled out across European markets providing further growth. These included tests for anti-TSH receptor (thyroid marker), Toxo IgG (toxoplasmosis), vitamin D (osteoporosis), anti-CCP (rheumatoid arthritis), anti-CMV IgG/IgM for diagnosis CMV infection and Brahms Procalcitonin (sepsis). The first two were also approved in the US in the third quarter of 2008, strengthening our offering in the largest market. With the launch of these new tests, Roche has one of the broadest immunoassay menus, and rollout to new markets will continue to drive growth. The clinical chemistry business grew in line with the market amid continuing price erosion in this mature segment. Demand for the cobas 6000 analyser series for medium-workload laboratories remained strong, with additional configurations launched in 2008 increasing its competitiveness. The rollout of the smaller cobas 4000 instruments for small- to medium-size laboratories, continued with the July 2008 launch of the cobas c 311 clinical chemistry analyser in all markets outside the US.
Sales of decentralised testing products rose 10% in local currencies to 793 million Swiss francs, helped by the continued move towards testing at the point-of-care (POC). Coagulation monitoring sales grew double-digit driven by the CoaguChek XS monitor for healthcare professionals and patient self-testing. The Accutrend Plus, the first hand-held device capable of measuring cholesterol, glucose, triglycerides and lactate – important indicators of cardiac risk – is now available in all markets after its initial release at the end of 2007. POC cardiac assays posted double-digit growth, fuelled by continual up-take of the Roche Cardiac proBNP assay and the cobas h 232 portable cardiac testing system, which also runs tests for troponin T, D-dimer, heart type creatine kinase and myoglobin. In July 2008 the Accu-Chek Inform II, the first and only wireless system for hospital glucose testing, was launched outside the US.
Diabetes Care | Roche Diabetes Care maintained market leadership with sales of 3.0 billion Swiss francs, a decrease of 1% in local currencies, primarily impacted by strong competition in the US market. The new blood glucose monitoring products – Accu-Chek Aviva, Accu-Chek Performa and Accu-Chek Compact Plus –almost compensated for declining sales of the older Accu-Chek Advantage. Older products that are in the process of being phased out now account for less than 30% of Diabetes Care sales. Accu-Chek Aviva is now the largest selling system, with strong double-digit growth. The Accu-Chek Compact Plus was launched in the US and Japan in April and June 2008, respectively, and global rollout is now complete for both systems. Roche’s insulin delivery business declined due to strong competition in the US market. Four important new product launches are planned for 2009 to support sales. The Accu-Chek Aviva Nano and Accu-Chek Performa Nano meters will start rollout in their first markets in the first quarter of 2009. The meters are sleeker and more discreetly versioned, targeting the young testers segment. The Accu-Chek Mobile offers complete integration of testing and lancing in a single device and features a unique ‘strip-free’ technology that employs a continuous tape of 50 tests instead of single-use strips. Rollout will commence in the first quarter of 2009. Also scheduled for EU markets beginning of 2009 is the Accu-Chek Combo system, which combines an Accu-Chek Spirit insulin pump and glucose meter with remote-control and bolus calculator capabilities.
Molecular Diagnostics | Roche Molecular Diagnostics remained the market leader in an increasingly competitive market, with sales of 1.1 billion Swiss francs, and an overall increase of 5% in local currencies. Sales of virology products, the largest segment, grew 4% in local currencies, driven by continued demand for the automated Cobas AmpliPrep/Cobas TaqMan (CAP/CTM) platform in Europe, Japan and Asia–Pacific. The FDA approved the automated Cobas TaqMan HBV Test and the fully-automated HCV Test in September and October 2008, respectively. Combined with the Cobas TaqMan HIV Test launched in 2007, the initial automation of this virology trio is now completed in the US. Blood screening sales increased by 2% in local currencies, as additional blood centres in Europe, Asia–Pacific and Latin America converted to the fully automated cobas s 201 platform and the comprehensive cobas TaqScreen MPX multiplex test (detects HIV-1 Groups M & O, HIV-2, HCV and HBV in donated blood or plasma). In December 2008 the FDA approved the multiplex test for use on the cobas s 201 system. Earlier in September the Japanese Red Cross (JRC) completed its transition to the fully automated cobas s 401 system and cobas TaqScreen MPX multiplex test, now used to screen 100% of the Japanese blood supply. In June 2008 Roche signed an exclusive deal with DxS Ltd. (UK) for distribution of the TheraScreen K-RAS Mutation Test and TheraScreen EGFR 29 Mutation Test. Both tests are real-time PCR assays and have CE Mark certification. Used in conjunction with other clinically relevant information, K-RAS and EGFR mutation testing can aid doctors in determining patients’ suitability for certain cancer therapies.

16          Roche Finance Report 2008     |     Roche Group – Financial Review
Applied Science | Roche Applied Science’s sales grew more than three times the Life Sciences market, rising 19% in local currencies to 765 million Swiss francs. The main growth drivers were again the LightCycler 480 system and reagents (for high-throughput real-time PCR) along with the ultrafast Genome Sequencer systems (DNA sequencing), where the business area gained significant market share and is the leader in instrument placement. Biochemical and industrial reagents showed moderate growth in a market impacted by flat government research funding and decreased biotech spending. Microarray systems also contributed strongly from increasing demand since Roche acquired NimbleGen in August 2007.
Tissue Diagnostics | Roche Tissue Diagnostics sales totalling 376 million Swiss francs, representing sales from the date of acquisition in February to 31 December 2008, contributed 4 percentage points to the Division’s local-currency sales growth. On a stand-alone basis, Roche Tissue Diagnostics’ sales for the entire year reached 369 million US dollars, an increase of 23% in local currencies over 2007. Significantly exceeding the estimated market growth rate, this increase was due to robust instrumentation sales of BenchMark XT and LT and immunohistochemistry reagent sales in the advanced staining segment. Commercial operations outside North America are largely integrated into Roche, with a focus on market expansion in Europe and Latin America. A significant number of distributor relationships have now been replaced by dedicated Roche sales teams.
Two major new systems, BenchMark Ultra and Vantage, were launched in 2008. BenchMark Ultra, the first automated system to simultaneously perform immunohistochemistry and in situ hybridisation on a single platform, was launched in the Unites States, Canada and Europe in the second half of the year. The Vantage workflow solution was launched in the US in April 2008 and is a complete workflow information management system for the anatomical pathology lab providing tracking capabilities that streamline and integrate lab work and information flow for greater productivity and patient safety. In addition, 10 new antibodies for various cancer diagnostics were launched to further complement the portfolio.
See the Business Report for more information on Roche’s diagnostics products and Business Areas.
Sales by regions | Overall sales continued to grow ahead or in line with the total market in all regions. In North America the increase of 14%, which includes 12 percentage points from Ventana, was driven by the Professional Diagnostics, Applied Science and Tissue Diagnostics business areas which more than compensated for the 12% decline in Diabetes Care in the North American market. Japan grew significantly more than its market with a 7% increase, while strong performance was also seen in emerging markets in Europe, Asia–Pacific and Latin America.
Diagnostics Division – Sales by region for 2008

	Sales		% change
Region	(mCHF)	% of sales	(local currencies)

EMEA1)	5,238	54	+7

North America	2,550	26	+14

Asia–Pacific	826	9	+18

Latin America	556	6	+18

Japan	450	5	+7

Other regions	36	–	–18

Total	9,656	100	+10

1)	Europe, Middle East and Africa.
Operating results
Royalties and other operating income | Income of 139 million Swiss francs was 21% lower in local currencies compared to 2007, which included higher out-licensing income.

Diagnostics Division – Royalties and other operating income

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Royalty income	102	126	–13

Income from out-licensing agreements	33	55	–38

Income from disposal of products and other	4	5	–21

Total	139	186	–21

Cost of sales | The overall increase of 19% in local currencies was considerably higher than sales growth. This was primarily a result of a number of impacts from the acquisitions made by the division over the last two years. Firstly, amortisation of product intangibles increased by 45% in local currencies, partly due to 2008 including a full twelve months amortisation charge from the 2007 acquisitions and 11 months from Ventana. Secondly, manufacturing cost of goods sold and period costs includes an acquisition accounting effect of 33 million Swiss francs of expenses relating to the fair-value write-up of Ventana’s inventory which was fully written off during the first half of 2008. Finally, royalty expenses in 2007 include the reversal of 57 million Swiss francs of BioVeris royalty accruals.
Excluding acquisition accounting impacts, the underlying manufacturing cost of goods sold and period costs grew by 14% in local currencies, primarily driven by continued investment in instrument and meter placements to expand market share, and total cost of sales as a percentage to sales increased to 47.1% in 2008 compared to 46.0% in 2007.
Diagnostics Division – Cost of sales

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Manufacturing cost of goods sold and period costs	(3,956)	(3,696)	+15

Royalty expenses	(278)	(215)	+39

Collaboration and profit-sharing agreements	(1)	–	–

Amortisation of product intangibles	(450)	(328)	+45

Impairment of property, plant and equipment	(8)	(2)	+299

Impairment of product intangibles	(5)	–	–

Total	(4,698)	(4,241)	+19

Marketing and distribution | The increase of 15% in local currencies was mainly due to investments to increase market share, especially in Diabetes Care, and to competitively fund the sequencing and array businesses in Applied Science. Excluding the impact of the newly acquired Tissue Diagnostics business, marketing and distribution costs grew 10% in local currencies. Marketing and distribution as a percentage of sales was 25.6% compared to 24.7% in 2007.
Research and development | Costs increased by 26% in local currencies reflecting investments into the sequencing and array businesses, and into molecular oncology tests. Tissue Diagnostics contributed 10 percentage points to this growth. As a percentage of sales, research and development costs increased to 9.7% from 8.4% in 2007.
Diagnostics Division – Investments in research and development

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Research and development expenses	941	787	+26

Less non-cash items

– Amortisation of intangible assets	(8)	(3)	+168

– Impairment of intangible assets	–	–	–

Research and development expenses excluding non-cash items	933	784	+26

18          Roche Finance Report 2008     |     Roche Group – Financial Review
General and administration | General and administration costs decreased by 4% in local currencies. The administration growth of 9% in local currencies is exclusively due to the acquired Tissue Diagnostics business. In the first half of 2008, there were 41 million Swiss francs of transaction expenses relating to the Ventana acquisition. Restructuring costs were lower in 2008, mainly due to 2007 including 29 million Swiss francs of post-acquisition restructuring expenses at BioVeris. Restructuring costs in 2008 were 27 million Swiss francs mainly relating to the transfer of production in Professional Diagnostics from the United States to Germany and Switzerland. Moreover expenses for legal and environmental settlements were significantly lower in 2008.
Diagnostics Division – General and administration

	2008	2007	% change
	(mCHF)	(mCHF)	(local currencies)

Administration	(384)	(373)	+9

Legal and environmental settlements	(15)	(80)	–81

Business combinations – transaction expenses	(41)	–	–

Restructuring expenses	(27)	(39)	–25

Gains (losses) on disposal of property, plant and equipment	(2)	(1)	+159

Other general items	(26)	(58)	–55

Total	(495)	(551)	–4

Operating free cash flow
Lower operating profit was the main driver of the decline in operating free cash flow while higher investments in property, plant and equipment, particularly in instrument placements, were compensated by lower investments in intangible assets.
Diagnostics Division – Operating free cash flow

	2008	2007
	(mCHF)	(mCHF)

Operating profit	1,187	1,648

Operating profit cash adjustments 1)	1,122	1,121

(Increase)/decrease in net working capital	(464)	(374)

Investments in property, plant and equipment	(1,237)	(1,069)

Investments in intangible assets	(8)	(257)

Operating free cash flow	600	1,069

– as % of sales	6.2	11.4

1)	Operating profit cash adjustments consist of the elimination of depreciation, amortisation and impairment charges and the replacement of the operating income/expenses for provisions, equity compensation plans and disposals of property, plant and equipment and intangibles assets with their cash equivalents. A detailed breakdown is provided on pages 129–130.
Corporate operating costs
General and administration | Costs in 2008 were 19% higher at 265 million Swiss francs (222 million Swiss francs in 2007). The 2008 results include 18 million Swiss francs of costs due to the realignment of divisional human resource activities into corporate human resources. In 2007, these costs were part of the Pharmaceuticals and Diagnostics divisional results. Operating free cash flow was a net outflow of 275 million Swiss francs (2007: net outflow of 442 million Swiss francs).
Foreign exchange impact on operating results
The Group’s exposure to movements in foreign currencies affecting its operating results, as expressed in Swiss francs, is summarised by the following key figures and comments.

Growth

	% change (local currencies)		% change (CHF)
	2008	2007	2008	2007

Sales	+6	+10	–1	+10

Operating profit before exceptional items	+4	+22	–4	+23

Exchange rates against the Swiss franc

	31 December	Average	31 December	Average
	2008	2008	2007	2007

1 USD	1.06	1.08	1.13	1.20

1 EUR	1.49	1.58	1.66	1.64

100 JPY	1.17	1.05	1.00	1.02

In 2008 the US dollar significantly weakened against the Swiss franc during the year, but recovered in the final quarter. The Swiss franc strengthened against the euro and many other economies’ currencies, although there was a weakening against the yen particularly in the fourth quarter. As a result, sales growth and operating profit growth expressed in Swiss francs was 7 and 8 percentage points respectively lower than in local currencies. The sensitivity of Group sales and operating profit before exceptional items in absolute terms to a 1% movement in foreign currencies against the Swiss franc during 2008 are shown in the table below.
Currency sensitivities

		Operating profit
		before
Impact of 1% change in average exchange rate	Sales	exceptional items
versus the Swiss franc	(mCHF)	(mCHF)

US dollar	167	51

Euro	127	65

Japanese yen	38	12

All other currencies	105	65

Non-operating results
Non-operating results

	2008	2007	% change
	(mCHF)	(mCHF)	(CHF)

Operating profit	13,924	14,468	–4

Associates	1	2	–50

Financial income	1,123	1,805	–38

Financing costs	(887)	(971)	–9

Profit before taxes	14,161	15,304	–7

Income taxes	(3,317)	(3,867)	–14

Net income	10,844	11,437	–5

Attributable to

– Roche shareholders	8,969	9,761	–8

– Non-controlling interests	1,875	1,676	+12

20          Roche Finance Report 2008     |     Roche Group – Financial Review
During 2008 the Group’s treasury operations delivered a positive net financial income, with net income from financial assets and foreign exchange management exceeding financing costs by 236 million Swiss francs. The Group’s effective tax rate declined to 23.4% compared to 25.3% in 2007 due mainly to declines in some local tax rates. Net income decreased due to the unfavourable exchange rate impacts and the lower net financial income, partially compensated by the lower effective tax rate.
Net financial income | in millions of CHF

Financial income
Financial income was 1,123 million Swiss francs, declining 38% compared to 2007. Interest income and income from debt securities were 392 million Swiss francs, down 61% due to lower holdings, lower US interest rates and a weaker US dollar compared to the Swiss franc. Also contributing to the lower result were losses on the sale of debt securities caused by limited investor demand during the current financial market crisis. Losses of 64 million Swiss francs were incurred on fixed income securities carried at ‘fair-value-through-profit-and-loss’, losses of 44 million Swiss francs were incurred on derivatives relating to debt securities, and impairments of 53 million Swiss francs were recorded on debt securities. Net income from equity securities was 133 million Swiss francs compared to 313 million Swiss francs in 2007. The result includes impairments of 115 million Swiss francs on equity securities. Funds continue to be invested with a conservative risk profile, with low exposures to equities. Expected returns on pension plan assets were 688 million Swiss francs, up 3% compared to 2007. Net foreign exchange losses were 65 million Swiss francs compared to losses of 153 million Swiss francs in 2007. During the second half of 2008, the erosion of certain emerging market currencies caused a significant increase in the corresponding hedge expenses. A full analysis of financial income is given in Note 5 to the Consolidated Financial Statements.
Financial costs
Financing costs were 887 million Swiss francs, 9% lower compared to 2007 reflecting the redemption of several debt instruments during 2007 and 2008, as well as a weaker US dollar compared to the Swiss franc. Time costs of provisions were 21 million Swiss francs, 48 million Swiss francs lower than in 2007, reflecting the settlement of the City of Hope litigation in the second quarter of 2008. The interest cost of pension plans was 652 million Swiss francs, an increase of 7% compared to 2007, due to changes in discount rates used for actuarial calculations. A full analysis of financing costs is given in Note 5 to the Consolidated Financial Statements.
Income taxes
The Group’s effective tax rate declined to 23.4% compared to the 2007 rate of 25.3%. The main driver is a significantly lower tax rate at Roche, with an underlying effective tax rate of 10.1% compared to 15.6% in 2007. This reflects lower taxable profits in certain high tax jurisdictions and certain one-time effects, notably a favourable change in tax rates in Basel that was effective in 2008. The improvement is despite an increasing pre-tax profit contribution from Genentech.
Analysis of the Group’s effective tax rate

	2008			2007
	Profit	Income		Profit	Income
	before tax	taxes	Tax rate	before tax	taxes	Tax rate
	(mCHF)	(mCHF)	(%)	(mCHF)	(mCHF)	(%)

Roche (excl. Genentech and Chugai)	7,402	(745)	10.1	9,201	(1,436)	15.6

Genentech	6,096	(2,331)	38.2	5,470	(2,189)	40.0

Chugai	663	(241)	36.3	633	(242)	38.2

Group’s effective tax rate	14,161	(3,317)	23.4	15,304	(3,867)	25.3

Net income and Earnings per share
In 2008 Group net income decreased by 5% to 10.8 billion Swiss francs. Of the total 1,875 million Swiss francs non-controlling interests, 1,659 million Swiss francs are attributable to Genentech non-controlling interests and 200 million Swiss francs to Chugai non-controlling interests. The net impact of exceptional items on net income was minor and had no impact on the net income growth rate or on the absolute amount of 10.8 billion Swiss francs.

Diluted EPS

	2008	2007
	(CHF)	(CHF)	% change

Group	10.23	11.16	–8

Core	11.04	11.85	–7

The decrease in diluted EPS was due to the decrease in net income attributable to Roche shareholders, as described above. The Core EPS, which excludes exceptional items and amortisation and impairment of intangible assets, decreased by 7%. In local currencies Core EPS increased by 2%. Supplementary net income and EPS information is given on page 128. This includes calculations of Core EPS and reconciles these to the Group’s published IFRS results.

Cash flows and net cash

Free cash flow

	Pharmaceuticals	Diagnostics	Corporate	Group
	(mCHF)	(mCHF)	(mCHF)	(mCHF)

2008

Operating profit	13,002	1,187	(265)	13,924

Operating profit cash adjustments	1,496	1,122	(7)	2,611

(Increase)/decrease in net working capital	(15)	(464)	(2)	(481)

Investments in property, plant and equipment	(2,021)	(1,237)	(1)	(3,259)

Investments in intangible assets	(409)	(8)	–	(417)

Operating free cash flow	12,053	600	(275)	12,378

Treasury activities				166

Taxes paid				(3,514)

Dividends paid				(4,051)

Free cash flow				4,979

22          Roche Finance Report 2008      |      Roche Group – Financial Review

	Pharmaceuticals	Diagnostics	Corporate	Group
	(mCHF)	(mCHF)	(mCHF)	(mCHF)

2007

Operating profit	13,042	1,648	(222)	14,468

Operating profit cash adjustments	829	1,121	(16)	1,934

(Increase)/decrease in net working capital	(600)	(374)	(202)	(1,176)

Investments in property, plant and equipment	(2,538)	(1,069)	(2)	(3,609)

Investments in intangible assets	(689)	(257)	–	(946)

Operating free cash flow	10,044	1,069	(442)	10,671

Treasury activities				832

Taxes paid				(4,494)

Dividends paid				(3,027)

Free cash flow				3,982

The free cash flow of the Group in 2008 was strong and increased by 1.0 billion Swiss francs to 5.0 billion Swiss francs. This increase was primarily due to a higher operating free cash flow and lower tax payments. These factors more than compensated for the lower cash generation from treasury activities and for the higher dividend payments.
The operating free cash flow increased by 16%, mainly due to significantly lower net cash outflow from equity compensation plans, despite strong currency translation effects. The underlying business continues with good cash generation, partly absorbed by growth in net working capital as the business expands. Operating profit cash adjustments consist of the elimination of depreciation, amortisation and impairment charges and the replacement of the operating income/expenses for provisions, equity compensation plans and disposals of property, plant and equipment and intangible assets with their cash equivalents. This includes the net impact of the Group’s equity compensation plans, including cash received from employees upon exercise, cash used by Roche to purchase own equity for delivery to employees and cash used by Genentech for their stock repurchase programme which maintains Roche’s ownership percentage. A detailed breakdown of this is provided on pages 129–130. Operating free cash flow also includes cash movements in working capital and the cash payments for capital expenditure on property, plant and equipment and intangible assets, the latter mainly arising through in-licensing deals.
Treasury operations showed positive cash generation, mainly from interest income. Cash flows from treasury activities decreased by 80% due to lower interest received, driven by lower funds held, lower interest rates and a weaker US dollar against the Swiss franc. Total taxes paid in 2008 decreased considerably compared to 2007 which included significant final settlement payments of previously accrued amounts. Dividend payments increased by 34%, or 1.0 billion Swiss francs, compared to 2007.

Net cash

	Roche	Genentech	Chugai	Group
	(mCHF)	(mCHF)	(mCHF)	(mCHF)

31 December 2007

Cash and cash equivalents	1,869	1,157	729	3,755

Marketable securities	14,496	5,209	742	20,447

Long-term debt	(1,270)	(2,564)	–	(3,834)

Short-term debt	(2,357)	(675)	–	(3,032)

Net cash at beginning of period	12,738	3,127	1,471	17,336

Free cash flow for 2008	1,623	3,392	(36)	4,979

Transactions in own equity instruments	(141)	–	–	(141)

Business combinations	(2,964)	–	–	(2,964)

Changes in ownership interests in subsidiaries	(2,219)	–	–	(2,219)

Currency translation, fair value and other movements	(707)	275	123	(309)

Net change in net cash	(4,408)	3,667	87	(654)

	Roche	Genentech	Chugai	Group
	(mCHF)	(mCHF)	(mCHF)	(mCHF)

31 December 2008

Cash and cash equivalents	1,036	3,057	822	4,915

Marketable securities	8,380	6,740	736	15,856

Long-term debt	(498)	(2,474)	–	(2,972)

Short-term debt	(588)	(529)	–	(1,117)

Net cash at end of period	8,330	6,794	1,558	16,682

Net cash position of the Group is 16.7 billion Swiss francs, down by 0.7 billion Swiss francs during 2008. The free cash flow of 5.0 billion Swiss francs was primarily used to finance the acquisitions of Ventana (3.8 billion Swiss francs) and the increase of the ownership in Chugai (0.9 billion Swiss francs). The release of previously restricted cash relating to the City of Hope litigation at Genentech increased net cash by 0.9 billion Swiss francs, offsetting the 0.5 billion Swiss francs paid to City of Hope which is included within the operating free cash flow. The Group also repaid debt of 2.3 billion Swiss francs mainly for the ‘Rodeo’ bonds and the euro-denominated European Medium Term Notes. This reduced debt and liquid assets, but had no impact on net cash.

Balance sheet
Balance sheet | in billions of CHF

Condensed balance sheet

	31 December 2008	31 December 2007
	(mCHF)	(mCHF)	% change

Property, plant and equipment	18,190	17,832	+2

Goodwill and intangible assets	15,474	13,181	+17

Other non-current assets	3,821	4,518	–15

Cash and marketable securities	20,771	24,202	–14

Other current assets	17,833	18,632	–4

Total assets	76,089	78,365	-3

Debt (current and non-current)	(4,089)	(6,866)	–40

Other non-current liabilities	(7,191)	(6,634)	+8

Other current liabilities	(10,987)	(11,422)	–4

Total liabilities	(22,267)	(24,922)	-11

Total net assets	53,822	53,443	+1

Capital and reserves attributable to Roche shareholders	44,479	45,483	–2

Equity attributable to non-controlling interests	9,343	7,960	+17

Total equity	53,822	53,443	+1

A full consolidated balance sheet is given on page 30 of the Consolidated Financial Statements.

24          Roche Finance Report 2008      |      Roche Group – Financial Review
Non-current assets | Property, plant and equipment increased due to capital expenditure on new production facilities by Genentech, the Diagnostics Division and Chugai. This was partly offset by exchange rate impacts, primarily due to the US dollar and euro being 6% and 10% lower at 31 December 2008 compared to 31 December 2007. Goodwill and intangible assets increased by 2.3 billion Swiss francs, mainly from the Ventana, Piramed, Mirus and ARIUS acquisitions and in-licensing transactions.
Current assets | Within current assets, inventories and accounts receivable were slightly higher in local currencies, while there was a significant decrease in cash and marketable securities as shown in net cash above.
Debt | There was a reduction in debt by a further 2.8 billion Swiss francs, of which 1.0 billion Swiss francs relates to the redemption on maturity of the ‘Rodeo’ Swiss franc bonds and 1.2 billion Swiss francs to the redemption on maturity of the euro-denominated European Medium Term Notes. Most of the remaining decrease is due to exchange rate impacts.
Other non-current and current liabilities | The overall balance was stable with an increase of 1.0 billion Swiss francs in pension obligations being largely offset by the reduction of 0.7 billion Swiss francs in legal and other provisions following settlements made in 2008, notably at Genentech for the City of Hope litigation.
Total net assets/equity | The most significant movements in equity were the net income of 10.8 billion Swiss francs and the dividend payments of 4.1 billion Swiss francs, currency translation losses of 3.0 billion Swiss francs, the impact of the change in ownership interests in Ventana and Chugai of 2.2 billion Swiss francs in total and the impact of actuarial losses on post-employment plans of 1.5 billion Swiss francs, net of tax.
Strong financial condition | The Group remains solidly financed, with equity (including non-controlling interests) representing 71% of total assets and 84% of total assets financed long-term.

Pensions and other post-employment benefits
Post-employment benefit plans are classified as ‘defined contribution plans’ if the Group pays fixed contributions into a separate fund or to a third-party financial institution and will have no further legal or constructive obligation to pay further contributions. In 2008 expenses for the Group’s defined contribution plans were 253 million Swiss francs (2007: 259 million Swiss francs).
All other plans are classified as ‘defined benefit plans’, even if the Group’s potential obligation is relatively minor or has a relatively remote possibility of arising. The funding and asset management of the Group’s various defined benefit plans is overseen at a corporate level. Plans are usually established as trusts independent of the Group and are funded by payments from the Group and by employees, but in some cases the plan is unfunded and the Group pays pensions to retired employees directly from its own financial resources.

Funding status of defined benefit pension and other post-employment benefit plans

	2008	2007
	(mCHF)	(mCHF)

Funded plans

– Fair value of plan assets	9,438	12,170

– Defined benefit obligation	(10,504)	(10,646)

– Over (under) funding	(1,066)	1,524

Unfunded plans

– Defined benefit obligation	(3,078)	(3,344)

Funding status | Overall the Group’s defined benefit plans continue to be adequately funded despite the financial turbulence during 2008 with the funding status at 90% compared to 114% at the beginning of the year. The main movements came from a reduction of the fair value of plan assets following declines in global financial markets.
Expenses recorded in income statement | Total pension expenses in 2008 relating to the Group’s defined benefit plans were 281 million Swiss francs compared to 312 million Swiss francs in 2007. The decrease of 10% is mainly due to changes in discount rates adopted at the end of 2007. Based on the revised actuarial assumptions at the end of 2008, total pension expenses for 2009 are expected to increase compared to 2008 due to a lower expected return on plan assets.
Full details of the Group’s pensions and other post-employment benefits are given in Note 10 to the Consolidated Financial Statements.

Roche securities
The Roche securities performed broadly in line with the MSCI Europe Pharmaceutical Index and the global pharmaceutical sector.

Share price and market capitalisation (at 31 December)

	2008	2007	% change

Share price (CHF)	168.70	213.00	–21

Non-voting equity security (Genussschein) price (CHF)	162.50	195.60	–17

Market capitalisation (billions of CHF)	141	171	–18

Roche ranked number 10 among a peer group of 20 healthcare companies1) as listed below, in terms of Total Shareholder Return (TSR), i. e. share price growth plus dividends, in 2008 when measured in Swiss francs at actual exchange rates. Year-end return was –19% for the Roche share and –15% for the Roche non-voting equity security. The combined performance of share and non-voting equity security was –16% compared to a weighted average return for the peer group of –18% at actual exchange rates.

1)	Peer group for 2008: Abbott Laboratories, Amgen, Astellas, AstraZeneca, Bayer, Becton Dickinson, Biogen Idec, Bristol-Myers Squibb, Eli Lilly, Gilead, GlaxoSmithKline, Johnson & Johnson, Merck & Co., Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough, Takeda, Wyeth.
Total Shareholder Return development | in %

26          Roche Finance Report 2008     |     Roche Group – Financial Review
Proposed dividend
The Board of Directors is proposing an increase of 9% in the dividend for 2008 to 5.00 Swiss francs per share and non-voting equity security (2007: 4.60 Swiss francs) for approval at the Annual General Meeting. This is the 22nd consecutive increase in the dividend. If the dividend proposal is approved by shareholders, dividend payments on the shares and non-voting equity securities in issue will amount to 4.3 billion Swiss francs (2007: 4.0 billion Swiss francs), resulting in a payout ratio of 49% (2007: 41%). Based on the prices at year-end 2008, the dividend yield on the Roche share is 3.0% (2007: 2.2%) and the yield on the non-voting equity security is 3.1% (2007: 2.4%). Further information on the Roche securities is given on pages 131–132 of the Finance Report.

Information per share and non-voting equity security

	2008	2007
	(CHF)	(CHF)	% change

Basic EPS	10.43	11.36	–8

Diluted EPS	10.23	11.16	–8

Core EPS	11.04	11.85	–7

Equity attributable to Roche shareholders per share	51.74	52.87	–2

Dividend per share	5.00	4.60	+9

For further details please refer to Notes 28 and 29 of the Consolidated Financial Statements and page 128 of the Finance Report.

Financial risks
The Group manages its financial assets and liabilities in a conservative way, with Treasury activities servicing the Group’s business requirements without materially affecting the Group’s risk profile.
Asset allocation | Surplus liquid funds are either held as cash or are invested in high-quality, investment grade fixed income securities. The majority holdings are in liquid, short term instruments with maturities of up to three months. On some longer-term holdings, Roche experiences wider credit spreads and reduced liquidity caused by the current financial markets situation. During the first quarter of 2008, Roche sold almost all remaining equity positions classified as marketable securities. Their share declined to less than one percent (31 December 2007: 1%) of total liquid funds. In addition, the Group owns equity securities classified as financial long-term assets (see Note 16 to the Consolidated Financial Statements) which are venture capital positions in connection with the Group’s strategic alliance efforts. These positions total 0.6 billion Swiss francs (31 December 2007: 0.8 billion Swiss francs).

Cash and marketable securities

	2008	2008	2007	2007
	(mCHF)	(% of total)	(mCHF)	(% of total)

Cash and cash equivalents	4,915	24	3,755	16

Money market instruments	7,961	38	11,132	46

Bonds, debentures and other investments	7,844	38	9,023	37

Shares	51	0	292	1

Total cash and marketable securities	20,771	100	24,202	100

Credit risk | Credit risk arises from the possibility that counterparties to transactions may default on their obligations, causing financial losses for the Group. Despite significant market difficulties in 2008, the rating profile of the Group’s 20.7 billion Swiss francs fixed income marketable securities remained strong, with 96% being invested in the A-AAA range. The counterparty profile of the Group’s 9.8 billion Swiss francs trade receivables remains well diversified across types of customer and regions, with some wholesaler concentration in the US.
Market risks | Market risk arises from changing market prices of the Group’s financial assets or financial liabilities. The exposures are predominantly related to changes in foreign exchange rates, interest rates and equity prices. The Group uses Value-at-Risk (VaR) to assess the impact of market risk on its financial instruments. VaR data indicates the value range within which a given financial instrument will fluctuate with a pre-set probability as a result of movements in market prices. The VaR data in the table below indicate the loss level over a period of one month which with 95% probability will not be exceeded. Actual future gains and losses associated with our treasury activities may differ materially from the VAR analyses performed due to the inherent limitations associated with predicting the timing and amount of changes to interest rates, foreign currency exchanges rates and equity investment prices, particularly in periods of high market volatilities. Furthermore, the VaR numbers below do not include a credit risk component.

Market risk of financial instruments

	31 December 2008	31 December 2007
	(mCHF)	(mCHF)

VaR – Foreign exchange component	96	75

VaR – Interest rate component	27	40

VaR – Other price component	62	93

Diversification	(52)	(65)

VaR – Total	133	143

At 31 December 2008, the total VaR of the financial assets and liabilities was 133 million Swiss francs (31 December 2007: 143 million Swiss francs). The foreign exchange VaR increased and comes mainly from hedging of non-US dollar cash flows from future royalty income over the next five years at Genentech. The lower contribution from the interest rate component was caused by the ageing of fixed-term liabilities. Other price risk arises mainly from movements in the prices of equity securities. The decrease of the other price component is due to the significantly reduced equity security holdings. At 31 December 2008, the Group held equity securities with a market value of 0.6 billion Swiss Francs (31 December 2007: 1.1 billion Swiss francs). This number includes holdings in biotechnology companies, which were acquired in the context of licensing transactions or scientific collaborations. The lower holdings in equity securities resulted in a lower VaR for other price risk.
Further information on financial risk management and financial risks and the VaR methodology is included in Note 32 to the Consolidated Financial Statements.

International Financial Reporting Standards
The Roche Group has been using International Financial Reporting Standards (IFRS) to report its consolidated results since 1990. The Group has made changes to its accounting policies with respect to new and revised International Financial Reporting Standards and interpretations. The Group has implemented the revised versions of IFRS 3 ‘Business Combinations’ and IAS 27 ‘Consolidated and Separate Financial Statements’. The main impacts of these on the 2008 results are that transaction costs from business combinations are now expensed instead of being included as part of the acquisition price. The Group has also implemented IFRIC interpretation 14 which relates to IAS 19 ‘Employee benefits’ which results in an increase in the pension assets recorded on the Group’s balance sheet and a corresponding increase in the Group’s equity.

28          Roche Finance Report 2008     |     Roche Group – Roche Group Consolidated Financial Statements
Roche Group
Consolidated Financial Statements
Roche Group consolidated income statement for the year ended 31 December 2008 | in millions of CHF

	Pharmaceuticals	Diagnostics	Corporate	Group

Sales[2]	35,961	9,656	–	45,617

Royalties and other operating income[2]	2,148	139	–	2,287

Cost of sales	(8,963)	(4,698)	–	(13,661)

Marketing and distribution	(6,696)	(2,474)	–	(9,170)

Research and development[2]	(7,904)	(941)	–	(8,845)

General and administration	(1,572)	(495)	(265)	(2,332)

Operating profit before exceptional items[2]	12,974	1,187	(265)	13,896

Major legal cases[25]	271	–	–	271

Changes in Group organisation[8]	(243)	–	–	(243)

Operating profit[2]	13,002	1,187	(265)	13,924

Associates[15]				1

Financial income[5]				1,123

Financing costs[5]				(887)

Profit before taxes				14,161

Income taxes[6]				(3,317)

Net income				10,844

Attributable to

– Roche shareholders				8,969

– Non-controlling interests				1,875

Earnings per share and non-voting equity security[29]

Basic (CHF)				10.43

Diluted (CHF)				10.23

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

Roche Group consolidated income statement for the year ended 31 December 2007 | in millions of CHF

	Pharmaceuticals	Diagnostics	Corporate	Group

Sales[2]	36,783	9,350	–	46,133

Royalties and other operating income[2]	2,057	186	–	2,243

Cost of sales	(9,502)	(4,241)	–	(13,743)

Marketing and distribution	(7,018)	(2,309)	–	(9,327)

Research and development[2]	(7,598)	(787)	–	(8,385)

General and administration	(1,680)	(551)	(222)	(2,453)

Operating profit[2]	13,042	1,648	(222)	14,468

Associates[15]				2

Financial income[5]				1,805

Financing costs[5]				(971)

Profit before taxes				15,304

Income taxes[6]				(3,867)

Net income				11,437

Attributable to

– Roche shareholders				9,761

– Non-controlling interests				1,676

Earnings per share and non-voting equity security[29]

Basic (CHF)				11.36

Diluted (CHF)				11.16

30          Roche Finance Report 2008     |     Roche Group – Roche Group Consolidated Financial Statements
Roche Group consolidated balance sheet |  in millions of CHF

	31 December	31 December
	2008	2007

Non-current assets

Property, plant and equipment[12]	18,190	17,832

Goodwill[13]	8,353	6,835

Intangible assets[14]	7,121	6,346

Associates[15]	9	9

Financial long-term assets[16]	940	1,333

Other long-term assets[16]	451	527

Deferred income tax assets[6]	1,829	1,317

Post-employment benefit assets[10]	592	1,332

Total non-current assets	37,485	35,531

Current assets

Inventories[17]	5,830	6,113

Accounts receivable[18]	9,755	9,804

Current income tax assets[6]	268	263

Other current assets[19]	1,980	2,452

Marketable securities[20]	15,856	20,447

Cash and cash equivalents[21]	4,915	3,755

Total current assets	38,604	42,834

Total assets	76,089	78,365

Non-current liabilities

Long-term debt[27]	(2,972)	(3,834)

Deferred income tax liabilities[6]	(1,409)	(1,527)

Post-employment benefit liabilities[10]	(4,669)	(3,696)

Provisions[25]	(654)	(688)

Other non-current liabilities[26]	(459)	(723)

Total non-current liabilities	(10,163)	(10,468)

Current liabilities

Short-term debt[27]	(1,117)	(3,032)

Current income tax liabilities[6]	(2,193)	(2,215)

Provisions[25]	(804)	(1,517)

Accounts payable[22]	(2,017)	(1,861)

Accrued and other current liabilities[23]	(5,973)	(5,829)

Total current liabilities	(12,104)	(14,454)

Total liabilities	(22,267)	(24,922)

Total net assets	53,822	53,443

Equity

Capital and reserves attributable to Roche shareholders[28]	44,479	45,483

Equity attributable to non-controlling interests[30]	9,343	7,960

Total equity	53,822	53,443

As disclosed in Note 1, post-employment benefit assets, deferred tax liabilities and equity have been restated in the 31 December 2007 balance sheet following the adoption of IFRIC interpretation 14 in 2008. A reconciliation to the previously published balance sheet is provided in Note 1.

Roche Group consolidated cash flow statement |  in millions of CHF

	Year ended 31 December
	2008	2007

Cash flows from operating activities

Cash generated from operations[31]	17,626	18,480

(Increase) decrease in working capital	(524)	(1,207)

Payments made for defined benefit post-employment plans[10]	(353)	(352)

Utilisation of provisions[25]	(1,061)	(696)

Other operating cash flows	3	(3)

Cash flows from operating activities, before income taxes paid	15,691	16,222

Income taxes paid	(3,514)	(4,494)

Total cash flows from operating activities	12,177	11,728

Cash flows from investing activities

Purchase of property, plant and equipment	(3,139)	(3,519)

Purchase of intangible assets	(418)	(946)

Disposal of property, plant and equipment	69	116

Disposal of intangible assets	–	–

Disposal of products	472	247

Business combinations[7]	(3,004)	(2,310)

Divestments of subsidiaries[34]	40	–

Interest and dividends received[31]	611	1,079

Sales of marketable securities	16,666	13,165

Purchases of marketable securities	(12,758)	(13,377)

Other investing cash flows	(261)	(243)

Total cash flows from investing activities	(1,722)	(5,788)

Cash flows from financing activities

Proceeds from issue of long-term debt instruments[27]	–	719

Repayment and redemption of long-term debt instruments[27]	(2,188)	(1,908)

Increase (decrease) in other long-term debt	(234)	4

Increase (decrease) in short-term borrowings	(190)	(389)

Transactions in own equity instruments[28]	(98)	1,085

Change in ownership interest in subsidiaries

– Chugai[4]	(934)	–

– Ventana[7]	(1,285)	–

Interest and dividends paid[31]	(4,267)	(3,324)

Exercises of equity-settled equity compensation plans[11]	598	450

Genentech and Chugai share repurchases[3,4]	(844)	(1,895)

Other financing cash flows	–	(12)

Total cash flows from financing activities	(9,442)	(5,270)

Net effect of currency translation on cash and cash equivalents	147	(125)

Increase (decrease) in cash and cash equivalents	1,160	545

Cash and cash equivalents at 1 January	3,755	3,210

Cash and cash equivalents at 31 December [21]	4,915	3,755

32          Roche Finance Report 2008     |     Roche Group – Roche Group Consolidated Financial Statements
Roche Group consolidated statement of recognised income and expense | in millions of CHF

	Year ended 31 December
	2008	2007

Available-for-sale investments

– Valuation gains (losses) taken to equity[28]	(671)	(198)

– Transferred to income statement on sale or impairment[28]	163	(128)

Cash flow hedges

– Gains (losses) taken to equity[28]	(55)	(45)

– Transferred to income statement[28]	83	(3)

– Transferred to the initial balance sheet carrying value of hedged items[28]	–	–

Currency translation of foreign operations

– Exchange differences[28]	(2,982)	(1,906)

– Accumulated differences transferred to income statement on divestment[28]	(16)	–

Defined benefit post-employment plans

– Actuarial gains (losses)[28]	(2,820)	1,178

– Limit on asset recognition[28]	636	(636)

Income taxes on items taken directly to or transferred from equity[28]	738	(214)

Net income recognised directly in equity	(4,924)	(1,952)

Net income recognised in income statement	10,844	11,437

Total recognised income and expense	5,920	9,485

Attributable to

– Roche shareholders[28]	4,285	8,341

– Non-controlling interests[30]	1,635	1,144

Total	5,920	9,485

Effect of changes in accounting policy attributable to

– Roche shareholders[1]	–	297

– Non-controlling interests[1]	–	–

Total	–	297

As disclosed in Note 1, the entries for defined benefit post-employment plans have been restated in the statement of recognised income and expense for 2007 following the adoption of IFRIC interpretation 14 in 2008. A reconciliation to the previously published statement of recognised income and expense is provided in Note 1.

Roche Group consolidated statement of changes in equity | in millions of CHF

	Roche	Non-controlling
	shareholders	interests	Total

Year ended 31 December 2007

At 1 January 2007 – as previously published	39,444	7,370	46,814

Changes in accounting policy[1]	297	–	297

At 1 January 2007 – restated	39,741	7,370	47,111

Net income recognised directly in equity	(1,420)	(532)	(1,952)

Net income recognised in income statement	9,761	1,676	11,437

Total recognised income and expense	8,341	1,144	9,485

Dividends paid[28,30]	(2,930)	(97)	(3,027)

Transactions in own equity instruments[28]	1,085	–	1,085

Equity compensation plans[28,30]	559	449	1,008

Genentech and Chugai share repurchases[28,30]	(1,044)	(851)	(1,895)

Convertible debt instruments[28,30]	(324)	–	(324)

Changes in non-controlling interests[28,30]	55	(55)	–

At 31 December 2007	45,483	7,960	53,443

Year ended 31 December 2008

At 1 January 2008	45,483	7,960	53,443

Net income recognised directly in equity	(4,684)	(240)	(4,924)

Net income recognised in income statement	8,969	1,875	10,844

Total recognised income and expense	4,285	1,635	5,920

Ventana acquisition[7]	–	321	321

Dividends paid[28,30]	(3,969)	(95)	(4,064)

Transactions in own equity instruments[28]	(98)	–	(98)

Equity compensation plans[28,30]	789	574	1,363

Genentech and Chugai share repurchases[28,30]	(472)	(372)	(844)

Changes in ownership interests in subsidiaries

– Chugai[4]	(530)	(404)	(934)

– Ventana[7]	(964)	(321)	(1,285)

Changes in non-controlling interests[28,30]	(45)	45	–

At 31 December 2008	44,479	9,343	53,822

As disclosed in Note 1, equity as at 1 January 2007 and the entries for defined benefit post-employment plans have been restated in the statement of recognised income and expense for 2007 following the adoption of IFRIC interpretation 14 in 2008. A reconciliation to the previously published statement of recognised income and expense is provided in Note 1.

34          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Notes to the Roche Group Consolidated
Financial Statements

1. Summary of significant accounting policies
Basis of preparation of the consolidated financial statements
The consolidated financial statements of the Roche Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law. They have been prepared using the historical cost convention except that, as disclosed in the accounting policies below, certain items, including derivatives and available-for-sale investments, are shown at fair value. They were approved for issue by the Board of Directors on 29 January 2009 and are subject to approval by the Annual General Meeting of shareholders on 10 March 2009.
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.
Changes in accounting policies that arise from the application of new or revised standards and interpretations are applied retrospectively, unless otherwise specified in the transitional requirements of the particular standard or interpretation. Retrospective application requires that the results of the comparative period and the opening balances of that period are restated as if the new accounting policy had always been applied. In some cases the transitional requirements of the particular standard or interpretation specify that the changes are to be applied prospectively. Prospective application requires that the new accounting policy only be applied to the results of the current period and the comparative period is not restated. In addition comparatives have been reclassified or extended from the previously reported results to take into account any presentational changes.
Consolidation policy
These financial statements are the consolidated financial statements of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (‘the Group’).
The subsidiaries are those companies controlled, directly or indirectly, by Roche Holding Ltd, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when Roche Holding Ltd owns, either directly or indirectly, more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. Special Purpose Entities are consolidated where the substance of the relationship is that the Special Purpose Entity is controlled by the Group. Companies acquired during the year are consolidated from the date on which control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes from the Group. Inter-company balances, transactions and resulting unrealised income are eliminated in full. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and if they do not result in a loss of control.
Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

Investments in associates are accounted for using the equity method. These are companies over which the Group exercises, or has the power to exercise, significant influence, but which it does not control. This is normally evidenced when the Group owns 20% or more of the voting rights or currently exercisable potential voting rights of the company. Balances and transactions with associates that result in unrealised income are eliminated to the extent of the Group’s interest in the associate. Interests in joint ventures are reported using the line-by-line proportionate consolidation method.
Segment reporting
The determination of the Group’s operating segments is based on the organisation units for which information is reported to the Group’s management. The Group has two divisions, Pharmaceuticals and Diagnostics. Revenues are primarily generated from the sale of prescription pharmaceutical products and diagnostic instruments, reagents and consumables, respectively. Both divisions also derive revenue from the sale or licensing of products or technology to third parties. Within the Pharmaceuticals Division there are three subdivisions, Roche Pharmaceuticals, Genentech and Chugai. The three sub-divisions have separate management and reporting structures within the Pharmaceuticals Division and are considered separately reportable operating segments. Certain headquarter activities are reported as ‘Corporate’. These consist of corporate headquarters, including the Corporate Executive Committee, corporate communications, corporate human resources, corporate finance, including treasury, taxes and pension fund management, corporate legal and corporate safety and environmental services.
Transfer prices between operating segments are set on an arm’s length basis. Operating assets and liabilities consist of property, plant and equipment, goodwill and intangible assets, trade receivables/payables, inventories and other assets and liabilities, such as provisions, which can be reasonably attributed to the reported operating segments. Non-operating assets and liabilities mainly include current and deferred income tax balances, post-employment benefit assets/liabilities and financial assets/liabilities such as cash, marketable securities, investments and debt.
Foreign currency translation
Most Group companies use their local currency as their functional currency. Certain Group companies use other currencies (such as US dollars, Swiss francs or euros) as their functional currency where this is the currency of the primary economic environment in which the entity operates. Local transactions in other currencies are initially reported using the exchange rate at the date of the transaction. Gains and losses from the settlement of such transactions and gains and losses on translation of monetary assets and liabilities denominated in other currencies are included in income, except when they are qualifying cash flow hedges or arise on monetary items that, in substance, form part of the Group’s net investment in a foreign entity. In such cases the gains and losses are deferred into equity.
Upon consolidation, assets and liabilities of Group companies using functional currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average and year-end exchange rates are taken directly to equity. On disposal of a foreign entity, the identified cumulative currency translation differences within equity relating to that foreign entity are recognised in income as part of the gain or loss on divestment.
Revenues
Sales represent amounts received and receivable for goods supplied to customers after deducting trade discounts, cash discounts and volume rebates, and exclude value added taxes and other taxes directly linked to sales. Revenues from the sale of products are recognised upon transfer to the customer of significant risks and rewards. Trade discounts, cash discounts and volume rebates are recorded on an accrual basis consistent with the recognition of the related sales. Estimates of expected sales returns, charge-backs and other rebates, including Medicaid in the United States and similar rebates in other countries, are also deducted from sales and recorded as accrued liabilities or provisions or as a deduction from accounts receivable. Such estimates are based on analyses of existing contractual or legislatively mandated obligations, historical trends and the Group’s experience. Other revenues are recorded as earned or as the services are

36          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
performed. Where necessary, single transactions are split into separately identifiable components to reflect the substance of the transaction. Conversely, two or more transactions may be considered together for revenue recognition purposes, where the commercial effect cannot be understood without reference to the series of transactions as a whole.
Cost of sales
Cost of sales includes the corresponding direct production costs and related production overheads of goods sold and services rendered. Royalties, alliance and collaboration expenses, including all collaboration profit-sharing arrangements are also reported as part of cost of sales. Start-up costs between validation and the achievement of normal production capacity are expensed as incurred.
Research and development
In addition to its internal research and development activities, the Group is also party to in-licensing and similar arrangements with its alliance partners. The Group may also acquire in-process research and development assets, either through business combinations or through purchases of specific assets.
Internal research costs are charged against income as incurred. Internal development costs are capitalised as intangible assets only when there is an identifiable asset that can be completed and that will generate probable future economic benefits and when the cost of such an asset can be measured reliably. The Group does not currently have any such internal development costs that qualify for capitalisation as intangible assets. Internal development costs are therefore charged against income as incurred since the criteria for their recognition as an asset are not met.
In-process research and development assets acquired either through in-licensing arrangements, business combinations or separate purchases are capitalised as intangible assets as described below. Once available for use, such intangible assets are amortised on a straight-line basis over the period of the expected benefit and are reviewed for impairment at each reporting date.
Licensing, milestone and other upfront receipts and payments
Royalty income is recognised on an accrual basis in accordance with the substance of the respective licensing agreements. If the collectability of a royalty amount is not reasonably assured, those royalties are recognised as revenue when the cash is received. Certain Group companies receive from third parties upfront, milestone and other similar payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the deliverables as defined in the respective agreements. Upfront payments and licence fees for which there are subsequent deliverables are initially reported as deferred income and are recognised in income as earned over the period of the development collaboration or the manufacturing obligation.
Payments made by Group companies to third parties and associates for such items are capitalised as intangible assets.
Accounting and reporting of transactions between Roche, Genentech and Chugai
Within the Group’s consolidated financial statements, transactions and balances between consolidated subsidiaries, such as between Genentech, Chugai and other Roche Group subsidiaries, are eliminated on consolidation.
Genentech and Chugai are considered separately reportable operating segments for the purposes of the Group’s operating segment disclosures in Note 2. Additional information relating to Genentech and Chugai results is given in Notes 3 and 4, respectively.
Profits on product sales between the Roche Pharmaceuticals, Genentech and Chugai operating segments are recorded as part of the segment results of the operating segment making the sale. Unrealised internal profits on inventories that have been sold by one operating segment to another but which have not yet been sold on to external customers as at the balance sheet date are eliminated as a consolidation entry at a Pharmaceuticals Division level.

Additionally the results of each operating segment may include income received from another operating segment in respect of:
•   Royalties.
•   Licensing, milestone and other upfront payments.
•   Transfers in respect of research collaborations.
These are recognised as income in the segment results of the operating segment receiving the income consistently with the accounting policies applied to third-party transactions and set out in these financial statements. Corresponding expenses are recorded in the other operating segment so that these eliminate at a Pharmaceuticals Division level.
Employee benefits
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned. Liabilities for long-term employee benefits are discounted to take into account the time value of money, where material.
Pensions and other post-employment benefits
Most employees are covered by defined benefit and defined contribution post-employment plans sponsored by Group companies. The Group’s contributions to defined contribution plans are charged to the appropriate income statement heading within the operating results in the year to which they relate. The accounting and reporting of defined benefit plans are based on recent actuarial valuations. The defined benefit obligations and service costs are calculated using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Past service costs are allocated over the average period until the benefits become vested. Current and past service costs are charged to the appropriate income statement heading within the operating results. Pension plan administration and funding is overseen at a corporate level and any settlement gains and losses resulting from changes in funding arrangements are reported as general and administration expenses within the ‘Corporate’ segment. The expected returns on plan assets and interest costs are charged to financial income and financing costs, respectively. Actuarial gains and losses, which consist of differences between assumptions and actual experiences and the effects of changes in actuarial assumptions, are recorded directly in equity. Pension assets and liabilities in different defined benefit plans are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. The recognition of pension assets is limited to the total of the present value of any future refunds from the plans or reductions in future contributions to the plans and any cumulative unrecognised past service costs. Adjustments arising from the limit on the recognition of assets for defined benefit plans are recorded directly in equity.
Equity compensation plans
Certain employees of the Group participate in equity compensation plans, including separate plans at Genentech and Chugai. The fair value of all equity compensation awards granted to employees is estimated at the grant date and recorded as an expense over the vesting period. The expense is charged to the appropriate income statement heading within the operating results. For equity-settled plans, an increase in equity is recorded for this expense and any subsequent cash flows from exercises of vested awards are recorded as changes in equity. For cash-settled plans, a liability is recorded, which is measured at fair value at each balance sheet date with any movements in fair value being recorded to the appropriate income statement heading within the operating results. Any subsequent cash flows from exercise of vested awards are recorded as a reduction of the liability.

38          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Property, plant and equipment
Property, plant and equipment are initially recorded at cost of purchase or construction, and include all costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These include items such as costs of site preparation, installation and assembly costs and professional fees. The net costs of testing whether the asset is functioning properly, including validation costs, are also included in the initially recorded cost of construction. Interest and other borrowing costs incurred with respect to qualifying assets are capitalised and included in the carrying value of the assets.
Property, plant and equipment are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Land improvements	40 years

Buildings	10–50 years

Machinery and equipment	5–15 years

Diagnostic instruments	3–5 years

Office equipment	3 years

Motor vehicles	5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components. The estimated useful life of the assets is regularly reviewed and, if necessary, the future depreciation charge is accelerated. Repairs and maintenance costs are expensed as incurred.
Leases
Where the Group is the lessee, leases of property, plant and equipment where the Group has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the start of the lease at fair value, or the present value of the minimum lease payments, if lower. The rental obligation, net of finance charges, is reported within debt. Assets acquired under finance leases are depreciated in accordance with the Group’s policy on property, plant and equipment. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the lease term and its useful life. The interest element of the lease payment is charged against income over the lease term based on the effective interest rate method. Leases where substantially all of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.
Where the Group is the lessor, which primarily occurs in the Diagnostics Division, assets subject to finance leases are initially reported as receivables at an amount equal to the net investment in the lease. Assets subject to operating leases are reported within property, plant and equipment. Lease income from finance leases is subsequently recognised as earned income over the term of the lease based on the effective interest rate method. Lease income from operating leases is recognised over the lease term on a straight-line basis.
Business combinations and goodwill
Business combinations are accounted for using the purchase method of accounting. The cost of acquisition is the consideration given in exchange for control over the identifiable assets, liabilities and contingent liabilities of the acquired company. This consideration includes the cash paid plus the fair value at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Contingent consideration arrangements are included in cost of acquisition at fair value. Directly attributable transaction costs are expensed in the current period and reported within general and administration expenses. The acquired net assets, being the identifiable assets, liabilities and contingent liabilities, are initially recognised at fair value. Where the Group does not acquire 100% ownership of the acquired company non-controlling interests are recorded as the proportion of the fair value of the acquired net assets attributable to the non-controlling interest. Goodwill is recorded as the surplus of the cost of acquisition over the Group’s interest in the fair value of the acquired net assets. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired company in the functional currency of that company. Goodwill is not amortised, but is assessed for possible impairment at each balance sheet date and is additionally tested annually for impairment.

Goodwill may also arise upon investments in associates, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and if they do not result in a loss of control.
Intangible assets
Purchased patents, licences, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Intangible assets are amortised over their useful lives on a straight-line basis beginning from the point when they are available for use. Estimated useful life is the lower of the legal duration and the economic useful life. The estimated useful life of intangible assets is regularly reviewed.
Impairment of property, plant and equipment and intangible assets
An impairment assessment is carried out when there is evidence that an asset may be impaired. In addition intangible assets that are not yet available for use are tested for impairment annually. When the recoverable amount of an asset, being the higher of its fair value less costs to sell and its value in use, is less than its carrying value, then the carrying value is reduced to its recoverable amount. This reduction is reported in the income statement as an impairment loss. Value in use is calculated using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term pre-tax interest rate. When an impairment loss arises, the useful life of the asset in question is reviewed and, if necessary, the future depreciation/amortisation charge is accelerated. The impairment of financial assets is discussed below in the ‘Financial assets’ policy.
Impairment of goodwill
Goodwill is assessed for possible impairment at each balance sheet date and is additionally tested annually for impairment. Goodwill is allocated to cash-generating units as described in Note 13. When the recoverable amount of the cash-generating unit, being the higher of its fair value less costs to sell or its value in use, is less than its carrying value, then the carrying value of the goodwill is reduced to its recoverable amount. This reduction is reported in the income statement as an impairment loss. The methodology used in the impairment testing is further described in Note 13.
Inventories
Inventories are stated at the lower of cost and net realisable value. The cost of finished goods and work in process includes raw materials, direct labour and other directly attributable costs and overheads based upon the normal capacity of production facilities. Cost is determined using the weighted average method. Net realisable value is the estimated selling price less cost to completion and selling expenses.
Accounts receivable
Accounts receivable are carried at the original invoice amount less allowances made for doubtful accounts, trade discounts, cash discounts, volume rebates and similar allowances. An allowance for doubtful accounts is recorded for the difference between the carrying value and the recoverable amount where there is objective evidence that the Group will not be able to collect all amounts due. Trade discounts, cash discounts, volume rebates and similar allowances are recorded on an accrual basis consistent with the recognition of the related sales, using estimates based on existing contractual obligations, historical trends and the Group’s experience. Long-term accounts receivable are discounted to take into account the time value of money, where material.
Cash and cash equivalents
Cash and cash equivalents include cash on hand and time, call and current balances with banks and similar institutions. Such balances are only reported as cash if they are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. This definition is also used for the cash flow statement.

40          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
Provisions
Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. In particular, restructuring provisions are recognised when the Group has a detailed formal plan that has either commenced implementation or been announced. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account foreign currency effects arising from their translation from their functional currency into Swiss francs and the time value of money, where material. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.
Fair values
Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm’s length transaction. It is determined by reference to quoted market prices or by the use of established valuation techniques such as option pricing models and the discounted cash flow method if quoted prices in an active market are not available. Valuation techniques are typically used for derivative financial instruments. The fair values of financial assets and liabilities at the balance sheet date are not materially different from their reported carrying values unless specifically mentioned in the Notes to the Consolidated Financial Statements.
Financial assets
Financial assets, principally investments, including marketable securities, are classified as either ‘Fair-value-through-profit-or-loss’, ‘Available-for-sale’, ‘Held-to-maturity’ or ‘Loans and receivables’. Fair-value-through-profit-or-loss financial assets are either classified as held-for-trading or designated upon initial recognition. Held-for-trading financial assets are acquired principally to generate profit from short-term fluctuations in price. Financial assets are designated as fair-value-through-profit-or-loss if doing so results in more relevant information by eliminating a measurement or recognition inconsistency. Held-to-maturity financial assets are securities with a fixed maturity that the Group has the intent and ability to hold until maturity. Loans and receivables are financial assets created by the Group or acquired from the issuer in a primary market.
They are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. All other financial assets are considered to be available-for-sale.
All financial assets are initially recorded at fair value, including transaction costs, except for assets at fair-value-through-profit-or-loss, which exclude transaction costs. All purchases and sales are recognised on the settlement date. Fair-value-through-profit-or-loss financial assets are subsequently carried at fair value, with all changes in fair value recorded as financial income in the period in which they arise. Held-to-maturity financial assets are subsequently carried at amortised cost using the effective interest rate method. Available-for-sale financial assets are subsequently carried at fair value, with all unrealised changes in fair value recorded in equity except for interest calculated using the effective interest rate method and foreign exchange components. When the available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognised in equity are included in financial income for the current period. Loans and receivables are subsequently carried at amortised cost using the effective interest rate method.
Financial assets are individually assessed for possible impairment at each balance sheet date. An impairment charge is recorded where there is objective evidence of impairment, such as where the issuer is in bankruptcy, default or other significant financial difficulty. In addition any available-for-sale equity securities that have a market value of more than 25% below their original cost, net of any previous impairment, will be considered as impaired. Any available-for-sale equity securities that have a market value below their original cost, net of any previous impairment, for a sustained six-month period will also be considered as impaired. Any decreases in the market price of less than 25% of original cost, net of any previous impairment, which are also for less than a sustained six-month period are not by themselves considered as objective evidence of impairment. Such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of. For financial assets carried at amortised cost, any impairment charge is the difference between the carrying value and the recoverable amount, calculated using estimated future cash flows discounted using the original effective interest rate. For available-for-sale financial assets, any impairment charge is the amount currently carried in equity for the difference between the original cost, net of any previous impairment, and the fair value. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For debt securities measured at amortised cost or available-for-sale, the reversal is recognised in income. For equity securities held available-for-sale, the reversal is recognised directly in equity.
A financial asset is derecognised when the contractual cash flows from the asset expire or when the Group transfers the rights to receive the contractual cash flows from the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.
Derivatives
Derivative financial instruments are initially recorded and subsequently carried at fair value. Apart from those derivatives designated as qualifying cash flow hedging instruments as discussed in the ‘Hedging’ policy below, all changes in fair value are recorded as financial income in the period in which they arise. Embedded derivatives are recognised separately if not closely related to the host contract and where the host contract is carried at amortised cost.
Hedging
For the purposes of hedge accounting, hedging relationships may be of three types. Fair value hedges are hedges of particular risks that may change the fair value of a recognised asset or liability. Cash flow hedges are hedges of particular risks that may change the amount or timing of future cash flows. Hedges of net investment in a foreign entity are hedges of particular risks that may change the carrying value of the net assets of a foreign entity.
To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence (for cash flow hedges), hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship. In particular any derivatives are reported at fair value, with changes in fair value included in financial income.
For qualifying fair value hedges, the hedging instrument is recorded at fair value and the hedged item is recorded at its previous carrying value, adjusted for any changes in fair value that are attributable to the hedged risk. Any changes in the fair values are reported in financial income.
For qualifying cash flow hedges, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity, and any remaining ineffective portion is reported in financial income. If the hedging relationship is the hedge of the foreign currency risk of a firm commitment or highly probable forecasted transaction that results in the recognition of a non-financial asset or liability, the cumulative changes in the fair value of the hedging instrument that have been recorded in equity are included in the initial carrying value of the asset or liability at the date of recognition. For all other qualifying cash flow hedges, the cumulative changes in the fair value of the hedging instrument that have been recorded in equity are included in financial income when the forecasted transaction affects net income.
For qualifying hedges of net investment in a foreign entity, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity. Any remaining ineffective portion is recorded in financial income where the hedging instrument is a derivative and in equity in other cases. If the entity is disposed of, then the cumulative changes of fair value of the hedging instrument that have been recorded in equity are reclassified to income.

42          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Debt instruments
Debt instruments are initially recorded at cost, which is the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost. Any discount between the net proceeds received and the principal value due on redemption is amortised over the duration of the debt instrument and is recognised as part of financing costs using the effective interest rate method. Certain debt instruments may be designated as ‘fair-value-through-profit-or-loss’ where doing so results in more relevant information as it eliminates or significantly reduces measurement or recognition inconsistencies. Such debt instruments are reported at fair value, based on quoted prices in an active market, with movements in fair value reported within financial income. Those debt instruments that are designated as fair-value-through-profit-or-loss are disclosed in Note 27. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired.
Taxation
Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included within general and administration expenses.
Liabilities for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only recognised where it is probable that such earnings will be remitted in the foreseeable future.
Deferred income tax assets and liabilities are recognised on temporary differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.
Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them. Deferred income taxes are determined based on the currently enacted tax rates applicable in each tax jurisdiction where the Group operates.
Discontinued businesses and non-current assets held for sale
A discontinued business is a component of the Group’s business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Reclassification as a discontinued business occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.
A disposal group is a group of assets that are to be disposed of as a group in a single transaction, together with the liabilities directly associated with those assets that will be transferred in the transaction. The assets and liabilities in a disposal group are reclassified as held for sale if their value will be recovered principally through a sale rather than through continuing use. The disposal group must be available for sale in its current condition and the sale must be highly probable.
Immediately before classification as held for sale, the measurement of all assets and liabilities in a disposal group is updated in accordance with applicable accounting policies. Then, on initial classification as held for sale, disposal groups are recognised at the lower of carrying value and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in the income statement.
Own equity instruments
The Group’s holdings in its own equity instruments are recorded as a deduction from equity. The original purchase cost, consideration received for subsequent resale of these equity instruments and other movements are reported as changes in equity. These instruments have been acquired primarily to meet the potential obligations to employees that may arise in respect of certain of the Group’s equity compensation plans.

Management judgements made in applying accounting policies
The application of the Group’s accounting policies may require management to make judgements, apart from those involving estimates, that can have a significant effect on the amounts recognised in the consolidated financial statements. Management judgement is particularly required when assessing the substance of transactions that have a complicated structure or legal form. These include, but are not limited to, the following areas:
Revenue recognition | The nature of the Group’s business is such that many sales transactions do not have a simple structure. Sales agreements may consist of multiple components occurring at different times. The Group is also party to various out-licensing agreements, which can involve upfront and milestone payments that may occur over several years. These agreements may also involve certain future obligations. Revenue is only recognised when, in management’s judgement, the significant risks and rewards of ownership have been transferred and when the Group does not retain continuing managerial involvement or effective control over the goods sold or when the obligation has been fulfilled. For some transactions this can result in cash receipts being initially recognised as deferred income and then released to income over subsequent periods on the basis of the performance of the conditions specified in the agreement.
Consolidation of subsidiaries and associates | The Group periodically undertakes transactions that may involve obtaining the right to control or significantly influence the operations of other companies. These transactions include the acquisition of all or part of the equity of other companies, the purchase of certain assets and assumption of certain liabilities and contingent liabilities of other companies, and entering into alliance agreements with other companies. Also included are transactions involving Special Purpose Entities and similar vehicles. In all such cases management makes an assessment as to whether the Group has the right to control or significantly influence the other company’s operations, and based on this assessment the other company is consolidated as a subsidiary or associated company. In making this assessment management considers the underlying economic substance of the transaction and not only the contractual terms.
Business combinations | Where the Group acquires control of another business, the cost of the acquisition has to be allocated to the assets, liabilities and contingent liabilities of the acquired business, with any residual recorded as goodwill. This process involves management making an assessment of the fair value of these items. Management judgement is particularly involved in the recognition and measurement of the following items:
•	Intellectual property. This may include patents, licences, trademarks and similar rights for currently marketed products, and also the rights and scientific knowledge associated with projects that are currently in research or development phases.

•	Contingencies such as legal and environmental matters.

•	Contingent consideration arrangements.

•	The recoverability of any accumulated tax losses previously incurred by the acquired company.
In all cases management makes an assessment based on the underlying economic substance of the items concerned, and not only on the contractual terms, in order to fairly present these items.
Leases | The Group is party to leasing arrangements, both as a lessee and as a lessor. The treatment of leasing transactions in the financial statements is mainly determined by whether the lease is considered to be an operating lease or a finance lease. In making this assessment, management looks at the substance of the lease, as well as the legal form, and makes a judgement about whether substantially all of the risks and rewards of ownership are transferred. Arrangements which do not take the legal form of a lease but that nevertheless convey the right to use an asset are also covered by such assessments.
Key assumptions and sources of estimation uncertainty
The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

44          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
The estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances on which the estimate was based, or as a result of new information or more experience. Such changes are recognised in the period in which the estimate is revised.
The key assumptions about the future and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities within the next twelve months are described below.
Sales allowances | The Group has provisions and accruals for expected sales returns, charge-backs and other rebates, including Medicaid in the United States and similar rebates in other countries, which at 31 December 2008 total 913 million Swiss francs. Such estimates are based on analyses of existing contractual or legislatively-mandated obligations, historical trends and the Group’s experience. Management believes that the total provisions and accruals for these items are adequate, based upon currently available information. As these deductions are based on management estimates, they may be subject to change as better information becomes available. Such changes that arise could impact the provisions and accruals recognised in the balance sheet in future periods and consequently the level of sales recognised in the income statement in future periods.
Property, plant and equipment and intangible assets, including goodwill | The Group has property, plant and equipment with a carrying value of 18,190 million Swiss francs as disclosed in Note 12. Goodwill has a carrying value of 8,353 million Swiss francs (see Note 13) and intangible assets have a carrying value of 7,121 million Swiss francs (see Note 14). All of these assets are reviewed annually for impairment as described above. To assess whether any impairment exists, estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposal. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Factors such as changes in the planned use of buildings, machinery or equipment, or closure of facilities, the presence or absence of competition, technical obsolescence or lower than anticipated sales of products with capitalised rights could result in shortened useful lives or impairment. Changes in the discount rates used could also lead to impairments.
Pensions and other post-employment benefits | Many of the Group’s employees participate in post-employment defined benefit plans. The calculations of the recognised assets and liabilities from such plans are based upon statistical and actuarial calculations. In particular the present value of the defined benefit obligation is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, and assumptions on future increases in salaries and benefits. Furthermore, the Group’s independent actuaries use statistically based assumptions covering areas such as future withdrawals of participants from the plan and estimates of life expectancy. At 31 December 2008 the present value of the Group’s defined benefit obligation is 10,504 million Swiss francs for funded plans and 3,078 million Swiss francs for unfunded plans (see Note 10). The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants, and other changes in the factors being assessed. These differences could impact the assets or liabilities recognised in the balance sheet in future periods.
Legal provisions | Group companies are party to various legal proceedings, including claims arising from trade, and the most significant matters are described in Note 25. Legal provisions at 31 December 2008 total 223 million Swiss francs. Additional claims could be made which might not be covered by existing provisions or by insurance. There can be no assurance that there will not be an increase in the scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material. Such changes that arise could impact the provisions recognised in the balance sheet in future periods.
Environmental provisions | The Group has provisions for environmental remediation costs, which at 31 December 2008 total 161 million Swiss francs, as disclosed in Note 25. The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at certain other sites. Future remediation expenses are affected by a number of uncertainties that include, but are not limited to, the detection of previously unknown contaminated sites, the method and extent of remediation, the percentage of waste material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. Management believes that the total provisions for environmental matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of the resolution of environmental matters on the results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures. Such changes that arise could impact the provisions recognised in the balance sheet in future periods.
Income taxes | At 31 December 2008, the net liability for current income taxes is 1,925 million Swiss francs and the net asset for deferred income taxes is 420 million Swiss francs, as disclosed in Note 6. Significant estimates are required to determine the current and deferred assets and liabilities for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Management believes that the estimates are reasonable and that the recognised liabilities for income tax-related uncertainties are adequate. Various internal and external factors may have favourable or unfavourable effects on the income tax assets and liabilities. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending and changes in overall levels of pre-tax earnings. Such changes that arise could impact the assets and liabilities recognised in the balance sheet in future periods.
Changes in accounting policies
In 2007 the Group early adopted IFRS 8 ‘Operating Segments’ and IAS 23 (revised) ‘Borrowing Costs’ which are required to be implemented from 1 January 2009 at the latest. In 2008 the Group early adopted the revised versions of IFRS 3 ‘Business Combinations’ and IAS 27 ‘Consolidated and Separate Financial Statements’ that were published in early 2008 and which are required to be implemented from 1 January 2010 at the latest. The Group has implemented the amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: ‘Disclosures’ published in October 2008 relating to the reclassification of Financial Assets. The Group has also adopted IFRIC interpretation 14 which relates to IAS 19 ‘Employee benefits’.
The Group is currently assessing the potential impacts of the other new and revised standards and interpretations that will be effective from 1 January 2009 and beyond, and which the Group has not early adopted. These include further revisions to IAS 1 ‘Presentation of Financial Statements’ and revisions to IFRS 2 ‘Share based Payment’. The Group does not anticipate that these will have a material impact on the Group’s overall results and financial position.
IFRS 3 (revised) ‘Business combinations’ | Amongst other matters, the revised standard requires that directly attributable transaction costs are expensed in the current period, rather than being included in the cost of acquisition as previously. The revised standard also requires that contingent consideration arrangements should be included in acquisition accounting at fair value and expands the disclosure requirements for business combinations. The Group has applied the revised standard prospectively for all business combinations since 1 January 2008 and directly attributable transaction costs totalling 47 million Swiss francs have been expensed in 2008 that would have been included in the cost of acquisition under the previous accounting policy. Business combinations in 2007 and prior periods have not been restated. Had the new accounting policy been applied in 2007, the Group would have expensed an additional 15 million Swiss francs of directly attributable transaction costs in that year and goodwill would have been reduced by this amount. This change has a negative impact of 0.06 Swiss francs on earnings per share and non-voting equity security (basic and diluted) in 2008, and would have had a negative impact of 0.02 Swiss francs in 2007 if the revised standard had been applied retrospectively.
IAS 27 (revised) ‘Consolidated and separate financial statements’ | Amongst other matters, the revised standard requires that changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and if they do not result in a loss of control. Additionally the revised standard renames ‘minority interests’ as ‘non-controlling interests’. The Group has applied the revised standard retrospectively. There were no transactions in 2007 that required restatement.

46          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ | These amendments relate to the reclassification of financial assets and have been applied prospectively by the Group from 1 July 2008. The application of these amendments had no significant impact on the Group’s results.
IFRIC interpretation 14 to IAS 19 ‘Employee benefits’ | The interpretation adds to the existing requirements of IAS 19 regarding the interaction between the limits on recognition of assets from defined benefit post-employment plans and any minimum funding requirement of such plans. Some of the Group’s plans do have a minimum funding requirement and the application of this interpretation results in an increase in the assets recorded on the Group’s balance sheet and a corresponding increase in the Group’s equity. The Group has applied the revised standard retrospectively which results in an impact of 297 million Swiss francs on equity as at 1 January 2007. The impacts on the previously published 31 December 2007 balance sheet and the statement of recognised income and expense for the year then ended are shown in the tables below. The application of the interpretation has no impact on net income and earnings per share.
Restated balance sheet (selected items) at 31 December 2007 | in millions of CHF

	As originally	Application of	Group
	published	IFRIC 14	restated

Post-employment benefit assets	1,150	182	1,332

Deferred tax liabilities	(1,481)	(46)	(1,527)

		136

Capital and reserves attributable to Roche shareholders	45,347	136	45,483

Restated statement of recognised income and expense for the year
ended 31 December 2007 | in millions of CHF

	As originally	Application of	Group
	published	IFRIC 14	Restated

Available-for-sale investments

– Valuation gains (losses) taken to equity	(198)	–	(198)

– Transferred to income statement on sale or impairment	(128)	–	(128)

Cash flow hedges

– Gains (losses) taken to equity	(45)	–	(45)

– Transferred to income statement	(3)	–	(3)

– Transferred to the initial balance sheet carrying value of hedged items	–	–	–

Exchange differences on translation of foreign operations	(1,906)	–	(1,906)

Defined benefit post-employment plans

– Actuarial gains (losses)	1,178	–	1,178

– Limit on asset recognition	(422)	(214)	(636)

Income taxes on items taken directly to or transferred from equity	(267)	53	(214)

Net income recognised directly in equity	(1,791)	(161)	(1,952)

Net income recognised in income statement	11,437	–	11,437

Total recognised income and expense	9,646	(161)	9,485

Attributable to

– Roche shareholders	8,502	(161)	8,341

– Non-controlling interests	1,144	–	1,144

Total	9,646	(161)	9,485

2. Operating segment information
Divisional information | in millions of CHF

	Pharmaceuticals		Diagnostics
		Division		Division		Corporate		Group
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues from external customers

Sales	35,961	36,783	9,656	9,350	–	–	45,617	46,133

Royalties and other operating income	2,148	2,057	139	186	–	–	2,287	2,243

Total	38,109	38,840	9,795	9,536	–	–	47,904	48,376

Revenues from other operating segments

Sales	8	8	9	5	–	–	17	13

Royalties and other operating income	–	–	–	–	–	–	–	–

Elimination of inter-divisional revenue							(17)	(13)

Total	8	8	9	5	–	–	–	–

Segment results

Operating profit before exceptional items	12,974	13,042	1,187	1,648	(265)	(222)	13,896	14,468

Major legal cases	271	–	–	–	–	–	271	–

Changes in Group organisation	(243)	–	–	–	–	–	(243)	–

Operating profit	13,002	13,042	1,187	1,648	(265)	(222)	13,924	14,468

Capital expenditure

Business combinations	631	1,165	3,266	1,186	–	–	3,897	2,351

Additions to property, plant and equipment	1,940	2,588	1,245	1,058	2	2	3,187	3,648

Additions to intangible assets	410	791	8	258	–	–	418	1,049

Total capital expenditure	2,981	4,544	4,519	2,502	2	2	7,502	7,048

Research and development

Research and development costs	7,904	7,598	941	787	–	–	8,845	8,385

Other segment information

Depreciation of property, plant and equipment	1,022	957	649	599	5	4	1,676	1,560

Amortisation of intangible assets	511	645	458	331	–	–	969	976

Impairment of property, plant and equipment	20	4	8	2	–	–	28	6

Impairment of goodwill	–	–	–	–	–	–	–	–

Impairment of intangible assets	99	58	5	–	–	–	104	58

Equity compensation plan expenses	469	568	31	26	13	14	513	608

48          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Pharmaceutical sub-divisional information |  in millions of CHF

		Roche					Pharmaceuticals
	Pharmaceuticals			Genentech		Chugai		Division
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues from external customers

Sales	22,164	22,970	10,461	10,414	3,336	3,399	35,961	36,783

Royalties and other operating income	898	900	1,196	1,078	54	79	2,148	2,057

Total	23,062	23,870	11,657	11,492	3,390	3,478	38,109	38,840

Revenues from other operating segments

Sales	747	562	940	922	51	–	1,738	1,484

Royalties and other operating income	42	10	1,753	1,510	68	57	1,863	1,577

Elimination of revenue within division							(3,593)	(3,053)

Total	789	572	2,693	2,432	119	57	8	8

Segment results

Operating profit before exceptional items	6,795	7,225	5,821	5,298	591	610	13,207	13,133

Elimination of profit within division							(233)	(91)

Sub-total	6,795	7,225	5,821	5,298	591	610	12,974	13,042

Major legal cases	–	–	271	–	–	–	271	–

Changes in Group organisation	(149)	–	(94)	–	–	–	(243)	–

Operating profit	6,646	7,225	5,998	5,298	591	610	13,002	13,042

Capital expenditure

Business combinations	631	94	–	1,071	–	–	631	1,165

Additions to property, plant and equipment	811	1,045	851	1,327	278	216	1,940	2,588

Additions to intangible assets	169	501	241	282		8	410	791

Total capital expenditure	1,611	1,640	1,092	2,680	278	224	2,981	4,544

Research and development

Research and development costs	4,673	4,415	2,723	2,678	634	621	8,030	7,714

Elimination of costs within division							(126)	(116)

Total	4,673	4,415	2,723	2,678	634	621	7,904	7,598

Other segment information

Depreciation of property, plant and equipment	594	530	336	337	92	90	1,022	957

Amortisation of intangible assets	252	398	190	179	69	68	511	645

Impairment of property, plant and equipment	11	2	–	–	9	2	20	4

Impairment of goodwill	–	–	–	–	–	–	–	–

Impairment of intangible assets	99	16	–	42	–	–	99	58

Equity compensation plan expenses	98	100	369	465	2	3	469	568

49
Net operating assets | in millions of CHF

		Assets		Liabilities		Net assets
	2008	2007	2008	2007	2008	2007

Roche Pharmaceuticals	16,112	16,384	(3,615)	(3,288)	12,497	13,096

Genentech	12,404	12,993	(2,731)	(4,049)	9,673	8,944

Chugai	4,715	3,663	(867)	(561)	3,848	3,102

Elimination within division	(748)	(450)	–	–	(748)	(450)

Pharmaceuticals Division	32,483	32,590	(7,213)	(7,898)	25,270	24,692

Diagnostics Division	18,750	16,323	(2,141)	(2,263)	16,609	14,060

Corporate	156	232	(248)	(271)	(92)	(39)

Total operating	51,389	49,145	(9,602)	(10,432)	41,787	38,713

Non-operating	24,700	29,220	(12,665)	(14,490)	12,035	14,730

Group	76,089	78,365	(22,267)	(24,922)	53,822	53,443

Information by geographical area | in millions of CHF

	Revenues from external customers			Non-current assets
		Royalties and
		other operating	Property, plant	Goodwill and
	Sales	income	and equipment	intangible assets

2008

Switzerland	509	493	2,625	2,366

European Union	15,601	272	4,732	2,381

– of which Germany	3,200	252	3,321	2,334

Rest of Europe	1,521	16	43	3

Europe	17,631	781	7,400	4,750

United States	16,362	1,449	8,095	10,032

Rest of North America	932	1	117	90

North America	17,294	1,450	8,212	10,122

Latin America	2,975	2	397	22

Japan	3,532	54	1,807	579

Rest of Asia	2,920	–	287	–

Asia	6,452	54	2,094	579

Africa, Australia and Oceania	1,265	–	87	1

Total	45,617	2,287	18,190	15,474

50          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements

	Revenues from external customers			Non-current assets
		Royalties and
		other operating	Property, plant	Goodwill and
	Sales	income	and equipment	intangible assets

2007

Switzerland	489	430	2,404	2,354

European Union	15,465	127	5,096	2,755

– of which Germany	3,277	117	3,437	2,699

Rest of Europe	1,620	–	53	4

Europe	17,574	557	7,553	5,113

United States	17,069	1,598	7,949	7,446

Rest of North America	1,004	3	126	19

North America	18,073	1,601	8,075	7,465

Latin America	2,784	–	454	42

Japan	3,562	85	1,382	559

Rest of Asia	2,681	–	254	–

Asia	6,243	85	1,636	559

Africa, Australia and Oceania	1,459	–	114	2

Total	46,133	2,243	17,832	13,181

Sales are allocated to geographical areas by destination according to the location of the customer. Royalties and other operating income are allocated according to the location of the Group company that receives the revenue. European Union information is based on members of the EU as at 31 December 2008.
Major customers
The US national wholesale distributor, AmerisourceBergen Corp., represented approximately 6 billion Swiss francs (2007: 6 billion Swiss francs) of the Group’s revenues. Over 85% of these revenues were in the Genentech operating segment, with the residual in the Roche Pharmaceuticals and Diagnostics segments. The Group also reported substantial revenues from the US national wholesale distributors, Cardinal Health Inc. and McKesson Corp., and in total these three customers represented approximately a quarter of the Group’s revenues, the majority of this being at Genentech.
3. Genentech
Effective 7 September 1990 the Roche Group acquired a majority interest of approximately 60% of Genentech, Inc., a biotechnology company in the United States. On 13 June 1999 the Group exercised its option to acquire the remaining shares of Genentech on 30 June 1999, at which point Genentech became a 100% owned subsidiary of the Group. On 23 July 1999, 26 October 1999 and 29 March 2000 the Group completed public offerings of Genentech’s common stock, which reduced the Group’s majority interest to 60%. During 2004 the Group’s ownership of Genentech decreased by 2.45% due to the conversion and redemption of the ‘LYONs IV’ US dollar exchangeable notes. At 31 December 2008 the Group’s interest in Genentech was 55.8% (2007: 55.8%).
The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol ‘DNA’. Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC).

51
Roche’s proposal to fully purchase Genentech
On 21 July 2008 the Group announced a proposal to purchase all of the outstanding shares of Genentech common stock not owned by Roche at a price of USD 89.00 in cash per share, equivalent to a total cash payment of approximately 43.7 billion US dollars (the ‘Roche Proposal’). On 24 July 2008 Genentech announced that a special committee of its Board of Directors composed of its independent directors (the ‘Special Committee’) had been formed to review, evaluate, and, in the Special Committee’s discretion, negotiate and recommend or not recommend the acceptance of the Roche Proposal. On 13 August 2008 Genentech announced that the Special Committee did not support the proposal.
The impacts of the Roche Proposal on the 2008 results are described in Note 8.
Roche’s relationship with Genentech
Genentech has entered into certain agreements with Roche, which are discussed below:
Affiliation Arrangements | As a result of the June 1999 redemption of Genentech’s Special Common Stock and subsequent public offerings, Genentech amended their certificate of incorporation and bylaws and entered into or amended certain affiliation arrangements with Roche. Amongst other matters these cover the following areas:
•	Roche’s rights as a shareholder.
•	Roche’s rights to nominate members of Genentech’s Board of Directors.
•	Certain limitations on Roche’s ability to buy or sell Genentech’s common stock.
•	The process under which Roche may effect a merger of Genentech with Roche.
•	The approval of the directors designated by Roche should Genentech seek to make significant business acquisitions or divestments.
•	The approval of the directors designated by Roche should Genentech seek to issue, repurchase or redeem its capital stock.
Genentech issues additional shares of common stock in connection with its equity compensation plans, and may issue additional shares for other purposes, which affects Roche’s percentage ownership interest. The affiliation agreement between Roche and Genentech provides, amongst other matters, that Genentech establishes a stock repurchase programme to maintain Roche’s percentage ownership interest in Genentech.
Licensing Agreements | In July 1999 Roche and Genentech agreed an amended and restated licensing and marketing agreement granting Roche an option to license, use and sell Genentech’s products in non-US markets. This licensing and marketing agreement was subsequently amended to delete or add certain Genentech products under Roche’s commercialisation and marketing rights for Canada. In addition, Roche and Genentech have a July 1998 licensing and marketing agreement relating to anti-HER2 antibodies (Herceptin and pertuzumab), providing Roche with exclusive marketing rights outside of the US.
Depending on the specific circumstances and the terms of the agreement, this may result in payments on an arm’s-length basis from Roche to Genentech, for any or all of the following matters:
•	Fees to extend Roche’s option to license a product.
•	Partial reimbursement of Genentech’s previously incurred development costs where Roche exercises an option to license a product.
•	Milestones and similar payments, dependent upon the achievement of agreed objectives or performance targets.
•	Royalties on Roche’s aggregate sales of that product.
Manufacturing Agreements | Genentech has agreed, in general, to manufacture for and supply to Roche its clinical requirements at cost and its commercial requirements on a cost plus basis. Roche has the right to manufacture Genentech’s products under certain circumstances. In July 2006, Roche and Genentech signed two new product supply agreements. The Umbrella Manufacturing Supply Agreement (or ‘Umbrella Agreement’) supersedes any existing product supply agreements. Under this agreement, Roche has agreed to purchase specified amounts of Herceptin and Avastin through 2012 and, on a perpetual basis, either party may order other collaboration products from the other, including Herceptin and Avastin after 2012.

52          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
The Short-Term Supply Agreement (or ‘Short-Term Agreement’) supplements the terms of the Umbrella Agreement. Under this agreement, Roche has agreed to purchase specified amounts of Herceptin, Avastin and MabThera/Rituxan through 2008.
Research Collaboration Agreement | In April 2004, Roche and Genentech entered into a research collaboration agreement that outlines the process by which the parties may agree to conduct and share in the costs of joint research on certain molecules. The agreement further outlines how development and commercialisation efforts will be coordinated with respect to select molecules, including the financial provisions for a number of different development and commercialisation scenarios undertaken by either or both parties.
Tax Sharing Agreement | Roche and Genentech have a tax sharing agreement that relates to the US state and local tax returns in which they are consolidated or combined. Genentech calculates its tax liability or refund with the Group for these state and local jurisdictions as if Genentech were a stand-alone entity.
Differences between IFRS and US GAAP
Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech’s stand-alone financial results on a US GAAP basis and the financial results of Genentech as consolidated by the Roche Group in accordance with IFRS.
Reconciliation of Genentech results

		2008		2007
	USD	CHF	USD	CHF
	millions	millions	millions	millions

Operating income (US GAAP basis)	5,329		4,229

– Redemption and Tanox costs	172		126

– Equity compensation plan expenses (US GAAP basis)	399		403

– Tanox acquisition accounting (US GAAP basis)	–		(44)

– Special litigation items and Roche proposal costs	(246)		54

Operating income (non-US GAAP basis)	5,654		4,768

Add (deduct) differences and consolidation entries

– Add back redemption and Tanox costs	(172)		(126)

– Equity compensation plan expenses (IFRS basis)	(341)		(387)

– Capitalised in-process research and development	179		204

– Changes in Group organisation reclassification	87		–

– Other differences and consolidation entries	(30)		(45)

Operating profit before exceptional items (IFRS basis)	5,377	5,821	4,414	5,298

Add (deduct) exceptional items

– Major legal cases	250	271	–	–

– Changes in Group organisation	(87)	(94)	–	–

Segment result/operating profit (IFRS basis)	5,540	5,998	4,414	5,298

Add (deduct) non-operating items (IFRS basis)

– Financial income, financing costs and consolidation entries		98		172

– Income taxes		(2,331)		(2,189)

Net income (IFRS basis)		3,765		3,281

Non-controlling interest calculation

Non-controlling interest percentage (average during year)		44.1%		44.2%

Income applicable to non-controlling interest (IFRS basis)		1,659		1,451

Translated at 1 USD = 1.08 CHF (2007: 1 USD = 1.20 CHF).

53
Effective 1 January 2005 the Group implemented IFRS 2 ‘Share-based Payment’ in its IFRS financial statements. Amongst other matters, the standard required that the fair value of all equity compensation plans awarded to employees be estimated at grant date and recorded as an expense over the vesting period. The expense is charged against the appropriate income statement heading. The standard also required retrospective application, within certain transitional requirements. In 2008 a pre-tax expense of 341 million US dollars or 369 million Swiss francs relating to plans at Genentech has been recorded (2007: 387 million US dollars or 465 million Swiss francs). Effective 1 January 2006 Genentech implemented US Statement of Financial Accounting Standards No. 123R — ‘Share-Based Payment’ (FAS 123R) in its US GAAP financial statements. Amongst other matters, this required that companies reporting under US GAAP recognise compensation expenses for such plans. Due to the different dates of first application, measurement requirements and transitional arrangements of FAS 123R and IFRS 2, the expenses recorded by Genentech in its US GAAP financial statements for equity compensation plans are not the same as the expenses recorded in the Roche Group IFRS financial statements for these same plans.
In 2005 the Group implemented IAS 38 (revised) ‘Intangible Assets’ in its IFRS financial statements. Amongst other matters, the revised standard typically results in more intangible assets being recognised from in-licensing arrangements and similar research and development alliances. In Genentech’s US GAAP financial statements such expenditure would usually be recorded as research and development expenses.
There are other differences between IFRS and US GAAP, but these have a relatively minor impact.
Genentech share repurchases
On 15 April 2008 Genentech’s Board of Directors approved an extension of the existing stock repurchase programme authorising Genentech to repurchase up to 150 million shares of Genentech’s common stock for a total of 10 billion US dollars through 30 June 2009. Since the programme’s inception, Genentech has repurchased approximately 89 million shares for a total of approximately 6.5 billion US dollars.
During 2008 the net cash outflow from repurchases of Genentech common stock was 780 million US dollars or 844 million Swiss francs (2007: 1,344 million US dollars or 1,613 million Swiss francs, which includes 300 million US dollars from the prepaid share repurchase program).
Manufacturing agreements with Lonza
Effective 8 December 2006 Genentech sold its wholly-owned subsidiary Genentech España, including the manufacturing facility in Porriño, Spain, to Lonza Group Ltd. (‘Lonza’) for 150 million US dollars. As part of this agreement Genentech has entered into a short-term supply contract with Lonza for the production of Avastin using a portion of the production capacity of the Porriño facility. At the same time Genentech has entered into a supply agreement for the manufacture of certain Genentech products at Lonza’s facility under construction in Singapore which is currently expected to receive US Food and Drug Administration (‘FDA’) licensure in 2010. Genentech is committed to fund the pre-commissioning production qualification costs at this facility and, upon FDA licensure, Genentech is committed to purchase 100% of products successfully manufactured at the facility for a period of three years after commissioning of the facility. The estimated total cost of these pre- and post-commissioning commitments is approximately 440 million US dollars. Genentech has also received an exclusive option to purchase the Lonza Singapore facility during the period from 2007 up to one year after FDA licensure for a purchase price of 290 million US dollars. Regardless of whether the purchase option is exercised, Genentech will be obliged to make a milestone payment of 70 million US dollars if certain performance milestones are met at the facility being constructed. For accounting purposes, due to the nature of the supply agreement and Genentech’s involvement in the construction of the buildings, Genentech is considered to be the owner of the assets during the construction period even though the funds to construct the building shell and some infrastructure costs are paid by Lonza.

54          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Genentech has also entered into a loan agreement with Lonza to advance up to 299 million US dollars to Lonza for the construction of the Singapore facility. As at 31 December 2008 a total of 225 million US dollars has been advanced (2007: 25 million US dollars). If Genentech exercises its option to purchase the facility then any outstanding advances may be offset against the purchase price. If Genentech does not exercise its purchase option then the advances may be offset against supply purchases.
As at 31 December 2008, construction in progress totalling 284 million Swiss francs (2007: 182 million Swiss francs) has been capitalised and a net financing obligation totalling 46 million Swiss francs (2007: 155 million Swiss francs) has been recorded.
Leasing arrangements
In December 2004 Genentech entered into a Master Lease Agreement with Slough SSF LLC, which was subsequently acquired by Health Care Properties (‘HCP’) for the development of property adjacent to Genentech’s South San Francisco site. The development includes a total of eight buildings, which are subject to separate agreements as contemplated by the Master Lease Agreement. HCP as the developer will construct the building shell for each building and Genentech will finish the interior of each building as laboratory or office space, as applicable. The construction of the first buildings was completed in 2006, at which point the lease term for those buildings was deemed to begin. Construction of the final buildings was completed during 2008. The lease term expires twelve years from the occupation of the final building. Genentech has two five-year renewal options for each building and has an option to purchase the various buildings at different dates between 2016 and 2020. Genentech also has a right of first refusal with respect to each building or the entire development should HCP consider selling part or all of the development.
As at 31 December 2008, based on the status of the development to date, the total carrying value of property, plant and equipment from this agreement was 239 million Swiss francs (2007: 261 million Swiss francs) and the carrying value of the leasing obligation was 291 million Swiss francs (2007: 305 million Swiss francs). Estimates of the total future minimum lease payments anticipated by the entire Master Lease Agreement are shown below.
Estimated total future minimum lease payments under HCP leases |  in millions of CHF

				Total minimum
	Principal	Ground lease	Interest	lease payment

Within one year	12	7	19	38

Between one and five years	67	32	67	166

More than five years	208	55	53	316

Total	287	94	139	520

Other matters
Details of other Genentech matters are given in the following Notes:
•	Acquisition of Tanox in 2007: Note 7.

•	Changes in Group organisation: Note 8.

•	Genentech’s equity compensation plans: Note 11.

•	Genentech legal cases: Note 25.

•	Genentech’s Senior Notes and Commercial Paper Program: Note 27.
4. Chugai
Effective 1 October 2002 the Roche Group and Chugai completed an alliance to create a leading research–driven Japanese pharmaceutical company, which was formed by the merger of Chugai and Roche’s Japanese pharmaceuticals subsidiary, Nippon Roche. The merged company, known as Chugai, is a fully consolidated subsidiary of the Group. At 31 December 2008 the Group’s interest in Chugai was 61.5% (2007: 51.5%).

The common stock of Chugai is publicly traded and is listed on the Tokyo Stock Exchange under the stock code ‘TSE:4519’. Chugai prepares financial statements in conformity with accounting principles generally accepted in Japan (JGAAP). These are filed on a quarterly basis with the Tokyo Stock Exchange.
Roche’s relationship with Chugai
Chugai has entered into certain agreements with Roche, which are discussed below:
Basic Alliance Agreement |  As part of the Basic Alliance Agreement signed in December 2001, Roche and Chugai entered into certain arrangements covering the future operation and governance of Chugai. Amongst other matters these cover the following areas:
•	The structuring of the alliance.
•	Roche’s rights as a shareholder.
•	Roche’s rights to nominate members of Chugai’s Board of Directors.
•	Certain limitations to Roche’s ability to buy or sell Chugai’s common stock.
Chugai issues additional shares of common stock in connection with its convertible debt and equity compensation plans, and may issue additional shares for other purposes, which affects Roche’s percentage ownership interest. The Basic Alliance Agreement provides, amongst other matters, that Chugai will guarantee Roche’s right to maintain its shareholding percentage in Chugai at not less than 50.1%.
Licensing Agreements |  Under the Japan Umbrella Rights Agreement signed in December 2001, Chugai has exclusive rights to market Roche’s pharmaceutical products in Japan. Chugai also has first right of refusal on the development and marketing in Japan of all development compounds advanced by Roche.
Under the Rest of the World Umbrella Rights Agreement signed in May 2002, Roche has the right of first refusal on the development and marketing of Chugai’s development compounds in markets outside Japan, excluding South Korea, if Chugai decides that it requires a partner for such activities.
Further to these agreements, Roche and Chugai have signed a series of separate agreements for certain specific products. Depending on the specific circumstances and the terms of the agreement, this may result in payments on an arm’s-length basis between Roche and Chugai, for any or all of the following matters:
•	Upfront payments, if a right of first refusal to license a product is exercised.
•	Milestone payments, dependent upon the achievement of agreed performance targets.
•	Royalties on future product sales.
These specific product agreements may also cover the manufacture and supply of the respective products to meet the other party’s clinical and/or commercial requirements on an arm’s-length basis.
Research Collaboration Agreements |  Roche and Chugai have entered into research collaboration agreements in the areas of small molecule synthetic drug research and biotechnology based drug discovery.
Differences between IFRS and JGAAP
Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and JGAAP, there are differences between Chugai’s stand-alone financial results on a JGAAP basis and the financial results of Chugai as consolidated by the Roche Group in accordance with IFRS.
The acquisition by Roche of a 50.1% interest in Chugai was treated as a business combination for IFRS. For JGAAP the alliance was treated as a merger between Chugai and Nippon Roche. Therefore the JGAAP results of Chugai do not include the goodwill and fair value adjustments that are recorded in Roche’s results, and which are quantified in the table below. Moreover the acquisition accounting only includes Roche’s 50.1% of these fair value adjustments, based on applicable IFRS at that time, and therefore the impact of these on net income needs to be added back in the non-controlling interest calculations in Roche’s IFRS results.

56          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
In Roche’s IFRS results, depreciation on property, plant and equipment is calculated using the straight-line method. In Chugai’s JGAAP results the reducing balance method is used. Additionally certain income and expenses, notably some restructuring costs, are required by JGAAP to be reported as extraordinary items. In Chugai’s JGAAP results extraordinary items are reported below the operating profit line. In Roche’s IFRS results such items are normally included as part of operating profit and are not treated as extraordinary or exceptional items. There are other differences between IFRS and JGAAP, but these have a relatively minor impact.
Reconciliation of Chugai results

		2008		2007
	JPY	CHF	JPY	CHF
	billions	millions	billions	millions

Operating profit (JGAAP basis)	51.6		66.7

– Depreciation basis difference	10.5		5.1

– Classification of extraordinary items	5.9		(1.3)

– Other differences and consolidation entries	(4.8)		(4.0)

Operating profit before acquisition accounting impacts (IFRS basis)	63.2	661	66.5	678

– Depreciation of property, plant and equipment	(0.7)	(7)	(0.7)	(7)

– Amortisation of intangible assets arising from business combinations	(6.0)	(63)	(6.0)	(61)

Operating profit (IFRS basis)	56.5	591	59.8	610

Add (deduct) Corporate and non-operating items (IFRS basis)

– Financial income and financing costs		72		23

– Income taxes		(241)		(242)

Net income (IFRS basis)		422		391

Non-controlling interest calculation

Add back acquisition accounting impact on net income		42		41

Net income excluding acquisition accounting		464		432

Non-controlling interest percentage (average during year)		43.1%		48.7%

Income applicable to non-controlling interest (IFRS basis)		200		211

Translated at 100 JPY = 1.05 CHF (2007: 1.02 CHF).
Dividends
The dividends distributed to third parties holding Chugai shares during 2008 totalled 74 million Swiss francs (2007: 91 million Swiss francs) and have been recorded against non-controlling interests (see Note 30). Dividends paid by Chugai to Roche are eliminated on consolidation as inter-company items.
Tender offer for Chugai shares
On 22 May 2008, the Group announced a tender offer to acquire additional common shares of Chugai to increase the Group’s ownership of Chugai’s issued shares from 50.1% to 59.9%. The tender offer was fully subscribed at the offer price of 1,730 Japanese yen per share and on 24 June 2008 the Group acquired 54.9 million common shares of Chugai for a cash consideration of 95.0 billion Japanese yen (912 million Swiss francs). Taking into account the shares that had previously been repurchased by Chugai but not retired, the Group’s ownership in Chugai’s outstanding shares increased to 61.5%. The total cash outflow of 934 million Swiss francs, including directly attributable costs of 22 million Swiss francs, has been recorded to equity as a change in ownership interest in subsidiaries.

Chugai share repurchases
There were no share repurchases in 2008. During 2007 Chugai repurchased 9.5 million of its common shares for a total consideration of 27.6 billion Japanese yen (282 million Swiss francs). As a result the Group’s ownership in Chugai increased to 51.5%.
Other matters
Details of Chugai’s equity compensation plans are given in Note 11. Details of the ‘Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds’ are given in Note 27.
5. Financial income and financing costs
Financial income | in millions of CHF

	Year ended 31 December
	2008	2007

Gains on sale of equity securities	231	350

(Losses) on sale of equity securities	(1)	(8)

Dividend income	5	8

Gains (losses) on equity security derivatives, net	13	(2)

Write-downs and impairments of equity securities	(115)	(35)

Net income from equity securities	133	313

Interest income	698	1,072

Gains on sale of debt securities	23	160

(Losses) on sale of debt securities	(168)	(185)

Gains (losses) on debt security derivatives, net	(44)	—

Net gains (losses) on financial assets at fair-value-through-profit-or-loss	(64)	22

Write-downs and impairments of debt securities	(53)	(68)

Net interest income and income from debt securities	392	1,001

Expected return on plan assets of defined benefit plans[10]	688	670

Foreign exchange gains (losses), net	(393)	110

Gains (losses) on foreign currency derivatives, net	328	(263)

Net foreign exchange gains (losses)	(65)	(153)

Net other financial income (expense)	(25)	(26)

Total financial income	1,123	1,805

Financing costs | in millions of CHF

	Year ended 31 December
	2008	2007

Interest expense	(214)	(281)

Amortisation of discount on debt instruments	(1)	(8)

Gains (losses) on debt derivatives, net	(4)	(2)

Net gains (losses) on financial liabilities at fair-value-through-profit-or-loss	5	1

Time cost of provisions[25]	(21)	(69)

Interest cost of defined benefit plans[10]	(652)	(612)

Total financing costs	(887)	(971)

58          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Net financial income | in millions of CHF

	Year ended 31 December
	2008	2007

Financial income	1,123	1,805

Financing costs	(887)	(971)

Net financial income	236	834

Financial result from Treasury management	200	776

Financial result from Pension management	36	58

Net financial income	236	834

Net gains (losses) on financial liabilities at fair-value-through-profit-or-loss includes the change in the fair value that is attributable to changes in the liabilities’ credit risk component. This is calculated by comparing the difference between the present value of the future cash flows on the bonds, discounted by using a swap yield curve based on LIBOR, and the market prices of the bonds. Due to a widening of the credit spread during 2008 relative to the swap yield curve, the change in fair value that is attributable to changes in the liabilities’ credit risk component was a gain of 6 million Swiss francs (2007: gain of 4 million Swiss francs). The cumulative change in fair value that is attributable to the change in credit risk since the issuance of the instruments was a gain of 27 million Swiss francs (2007: gain of 21 million Swiss francs). Interest expense on liabilities at fair-value-through-profit-or-loss was 76 million Swiss francs (2007: 106 million Swiss francs). Interest income includes interest on financial assets held at fair-value-through-profit-and-loss amount of 44 million Swiss francs (2007: 46 million Swiss francs).
6. Income taxes
Income tax expenses | in millions of CHF

	2008	2007

Current income taxes	(3,617)	(4,976)

Adjustments recognised for current tax of prior periods	35	83

Deferred income taxes	265	1,026

Total income (expense)	(3,317)	(3,867)

Since the Group operates internationally, it is subject to income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates. This rate changes from year to year due to changes in the mix of the Group’s taxable income and changes in local tax rates. The average expected rate decreased in 2008 compared to 2007 due to lower taxable profits in certain high tax jurisdictions and certain one-time effects, notably a favourable change in tax rates in Basel that was effective in 2008. The Group’s effective tax rate can be reconciled to the Group’s average expected tax rate as follows:
Reconciliation of the Group’s effective tax rate

	2008	2007

Average expected tax rate	23.0%	23.7%

Tax effect of

– Utilisation of previously unrecognised tax losses	-0.2%	-0.0%

– Non-taxable income/non-deductible expenses	+1.2%	+0.2%

– Genentech equity compensation plans	+0.5%	+0.9%

– Other differences	-1.1%	+0.5%

Group’s effective tax rate before exceptional items	23.4%	25.3%

			2008			2007
	Profit	Income		Profit	Income
	before tax	taxes	Tax rate	before tax	taxes	Tax rate
	(mCHF)	(mCHF)	(%)	(mCHF)	(mCHF)	(%)

Roche (excluding Genentech and Chugai)	7,551	(802)	10.6	9,201	(1,436)	15.6

Genentech	5,919	(2,262)	38.2	5,470	(2,189)	40.0

Chugai	663	(241)	36.3	633	(242)	38.2

Group’s effective tax rate before exceptional items	14,133	(3,305)	23.4	15,304	(3,867)	25.3

Major legal cases[25]	271	(105)	38.7	–	–	–

Changes in Group organisation[8]	(243)	93	38.3	–	–	–

Group’s effective tax rate	14,161	(3,317)	23.4	15,304	(3,867)	25.3

Income tax assets (liabilities) |  in millions of CHF

	2008	2007

Current income taxes

– Assets	268	263

– Liabilities	(2,193)	(2,215)

Net current income tax assets (liabilities)	(1,925)	(1,952)

Deferred income taxes

– Assets	1,829	1,317

– Liabilities	(1,409)	(1,527)

Net deferred income tax assets (liabilities)	420	(210)

As disclosed in Note 1, post-employment benefit assets, deferred tax liabilities and equity have been restated in the 31 December 2007 balance sheet following the adoption of IFRIC interpretation 14 in 2008. A reconciliation to the previously published balance sheet is provided in Note 1.
Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has unrecognised tax losses, including valuation allowances, as follows:
Unrecognised tax losses: expiry |  in millions of CHF

		2008		2007
		Applicable		Applicable
	Amount	tax rate	Amount	tax rate

Within one year	–	–	42	35%

Between one and five years	68	22%	96	25%

More than five years	223	31%	176	32%

Total unrecognised tax losses	291	29%	314	30%

Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. These unremitted earnings totalled 41.7 billion Swiss francs at 31 December 2008 (2007: 38.8 billion Swiss francs).
The deferred income tax assets and liabilities and the deferred income tax charges (credits) are attributable to the following items:

60          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Deferred income taxes: movements in recognised net assets (liabilities) |  in millions of CHF

	Property, plant and	Other
	equipment, and	temporary
	intangible assets	differences	Total

Year ended 31 December 2007

Net deferred income tax asset (liability) at 1 January 2007 – restated[1]	(2,717)	2,243	(474)

BioVeris acquisition[7]	(41)	41	–

Tanox acquisition[7]	(282)	41	(241)

Other business combinations[7]	(98)	54	(44)

(Charged) credited to the income statement	309	717	1,026

(Charged) credited to equity from other recognised gains and losses[28]	–	(214)	(214)

(Charged) credited to equity from equity compensation plans and other transactions with shareholders	–	(209)	(209)

Currency translation effects and other	90	(144)	(54)

Net deferred income tax asset (liability) at 31 December 2007	(2,739)	2,529	(210)

Year ended 31 December 2008

Net deferred income tax asset (liability) at 1 January 2008	(2,739)	2,529	(210)

Ventana acquisition[7]	(545)	123	(422)

Other business combinations[7]	(121)	2	(119)

(Charged) credited to the income statement	157	108	265

(Charged) credited to equity from other recognised gains and losses[28]	–	738	738

(Charged) credited to equity from equity compensation plans and other transactions with shareholders	–	113	113

Currency translation effects and other	208	(153)	55

Net deferred income tax asset (liability) at 31 December 2008	(3,040)	3,460	420

7. Business combinations
Acquisitions – 2008
Ventana |  Ventana Medical Systems, Inc. (‘Ventana’), a publicly owned US company based in Tucson, Arizona that had been listed on the NASDAQ under the symbol ‘VMSI’. Prior to 8 February 2008, the Group owned shares in Ventana representing 0.4% of the outstanding shares of Ventana. Effective 8 February 2008 the Group acquired a further 70.5% of the outstanding shares of Ventana and obtained control of Ventana. Ventana develops, manufactures and markets instrument/reagent systems that automate slide preparation and staining in clinical histology and drug discovery laboratories. Ventana’s clinical systems are used in the diagnosis and treatment of cancer and infectious diseases and their drug discovery systems are used by pharmaceutical and biotechnology companies to accelerate the discovery of new drug targets and to evaluate the safety of new drug compounds. Ventana is now reported as part of the Diagnostics operating segment. The acquisition of Ventana, a leader in the fast-growing histopathology (tissue-based diagnostics) business segment, will allow the Group to broaden its diagnostic offerings and complement its world leadership in both in-vitro diagnostic systems and oncology therapies.

The purchase consideration was 2,532 million Swiss francs in cash. This has been allocated as follows:
Ventana acquisition: net assets acquired |  in millions of CHF

	Carrying value	Fair value	Carrying value
	prior to acquisition	adjustments	upon acquisition

Property, plant and equipment	87	8	95

Goodwill	16	(16)	–

Intangible assets

– Product intangibles: in use	17	802	819

– Product intangibles: not available for use	–	570	570

Inventories	26	34	60

Deferred income taxes	120	(542)	(422)

Cash	45	–	45

Other net assets (liabilities)	(47)	(17)	(64)

Net identifiable assets	264	839	1,103

Non-controlling interests			(321)

Goodwill			1,750

Purchase consideration			2,532

Goodwill represents the strategic value to the Group of entering the tissue diagnostics business area. It also represents the premium paid over the traded market price to obtain control of the business. None of the goodwill recognised is expected to be deductible for income tax purposes. The non-controlling interests in Ventana were measured at their proportionate share (29.1%) of Ventana’s identifiable net assets.
The fair value of other net assets (liabilities) includes receivables with a fair value of 117 million Swiss francs. Included within this fair value is an allowance for doubtful trade accounts receivable of 2 million Swiss francs. Finance lease receivables totalling 9 million Swiss francs are also included in this total and the gross amount due under these contracts is 9 million Swiss francs.
The Group recognised a gain of 5 million Swiss francs as a result of measuring at fair value its 0.4% equity interest in Ventana held prior to the acquisition date. This gain is included in financial income for 2008. Directly attributable acquisition-related costs of 41 million Swiss francs were incurred in the transaction. These are reported within general and administration expenses in the current period as part of the operating result of the Diagnostics operating segment.
Subsequent to the effective date of the acquisition on 8 February 2008, the Group purchased the remaining shares in Ventana held by third parties to give the Group a 100% interest in Ventana. The cash consideration was 1,285 million Swiss francs, which has been recorded to equity as a change in ownership interest in subsidiaries.
Other acquisitions |  Effective 23 May 2008 the Group acquired a 100% controlling interest in Piramed Ltd. (‘Piramed’), a privately owned biotechnology company based in the UK. Piramed discovers and develops new medicines primarily for the treatment of cancer and immune inflammatory disorders such as arthritis and asthma. Piramed is a leading company in the discovery of highly selective drugs that inhibit different isoforms of PI3-K enzymes that are increasingly recognised as key players in a wide variety of disease processes. Piramed is reported as part of the Roche Pharmaceuticals operating segment. The acquisition will further strengthen the Group’s research and development pipeline in oncology and inflammatory disease. The purchase consideration was 183 million Swiss francs. This consisted of 176 million Swiss francs paid in cash and 7 million Swiss francs from a contingent consideration arrangement. The contingent consideration arrangement consists of a potential milestone payment of 15 million US dollars which is due upon the commencement of phase II clinical trials for Piramed’s oncology programme. A liability of 7 million US dollars (7 million Swiss francs) was recognised at the acquisition date, based on management’s best estimate of the probability-adjusted expected cash outflow from the arrangement. As at 31 December 2008 the amount recognised for this arrangement was unchanged, based on the most recent management estimates.

62          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Effective 24 September 2008 the Group acquired a 100% controlling interest in ARIUS Research Inc. (‘ARIUS’), a publicly owned Canadian biotechnology company that had been listed on the TSX under the symbol ‘ARI’. ARIUS discovers and develops antibody therapeutics to treat cancer and other diseases, including a proprietary antibody platform, which rapidly identifies and selects antibodies based on their functional ability to affect disease before progressing into clinical development. ARIUS is reported as part of the Roche Pharmaceuticals operating segment. The acquisition will further strengthen the Group’s developmental portfolio, initially within the areas of oncology and inflammatory diseases where this new technique offers potentially broad therapeutic applications. The purchase consideration was 201 million Swiss francs, paid in cash.
Effective 30 September 2008 the Group acquired a 100% controlling interest in Mirus Bio Corporation (‘Mirus’), a privately owned US biotechnology company based in Madison, Wisconsin. Mirus (now renamed Roche Madison Inc.) focuses on the discovery and development of innovative nucleic acid based technologies, including a proprietary RNAi (ribonucleic acid interference) delivery platform. Mirus is reported as part of the Roche Pharmaceuticals operating segment. The acquisition will further strengthen the Group’s research and development pipeline in RNAi therapeutics, which provides the capabilities to target complex diseases such as cancer, respiratory or metabolic disorders. The purchase consideration was 136 million Swiss francs, paid in cash.
There were other minor business combinations with a total purchase consideration of 17 million Swiss francs.
The combined purchase consideration for other acquisitions has been allocated as shown below.
Other acquisitions: net assets acquired |   in millions of CHF

	Carrying value	Fair value	Carrying value
	prior to acquisition	adjustments	upon acquisition

Property, plant and equipment	4	(1)	3

Intangible assets

– Product intangibles: in use	–	26	26

– Product intangibles: not available for use	–	253	253

– Technology intangibles: in use	–	92	92

Deferred income taxes	–	(119)	(119)

Cash	13	–	13

Other net assets (liabilities)	(20)	–	(20)

Net identifiable assets	(3)	251	248

Goodwill			289

Purchase consideration			537

Goodwill represents a control premium and synergies that can be obtained from the Group’s existing business. None of the goodwill recognised is expected to be deductible for income tax purposes.
The fair value of other net assets (liabilities) includes receivables with a fair value of 3 million Swiss francs which is expected to be fully collectable.
Directly attributable transaction costs of 6 million Swiss francs were incurred in these transactions. These are reported within general and administration expenses in the current period as part of the operating result of the Roche Pharmaceuticals operating segment.

Acquisitions – 2008: impact on results |  in millions of CHF

	Revenues from	Inventory
	external	fair value	Amortisation of
	customers	adjustment	intangible assets	Operating profit	Net income

Impact on reported results

Piramed	–	–	–	(10)	(7)

ARIUS	–	–	–	(6)	(4)

Mirus	–	–	(2)	(4)	(2)

Pharmaceuticals Division	–	–	(2)	(20)	(13)

Ventana	380	(33)	(74)	(59)	(38)

Minor business combinations	–	–	–	–	–

Diagnostics Division	380	(33)	(74)	(59)	(38)

Group	380	(33)	(76)	(79)	(51)

Estimated impact on results if acquisition assumed effective 1 January 2008

Piramed	–	–	–	(15)	(11)

ARIUS	–	–	–	(17)	(11)

Mirus	–	–	(9)	(13)	(7)

Pharmaceuticals Division	–	–	(9)	(45)	(29)

Ventanaa)	405	–	(80)	(16)	(10)

Minor business combinations	8	–	(5)	(4)	(3)

Diagnostics Division	413	–	(85)	(20)	(13)

Group	413	–	(94)	(65)	(42)

The above figures exclude directly attributable transaction costs of 6 million Swiss francs related to acquisitions by the Pharmaceuticals Division and 41 million Swiss francs related to acquisitions by the Diagnostics Division. Corresponding tax impacts are also excluded.
a)	The figures exclude inventory fair value adjustments of 33 million Swiss francs and integration costs of 15 million Swiss francs related to Ventana. Corresponding tax impacts are also excluded.
Acquisitions – 2008 net cash outflow |  in millions of CHF

	Cash consideration	Cash in	Net cash
	paid	acquired company	outflow

Ventana	(2,532)	45	(2,487)

Other acquisitions	(530)	13	(517)

Total	(3,062)	58	(3,004)

The above cash consideration paid for Ventana does not include the subsequent payment of 1,285 million Swiss francs to purchase the remaining shares in Ventana held by third parties to give the Group a 100% interest in Ventana. This is reported as financing cash flow in the cash flow statement within the heading ‘Change in ownership interest in subsidiaries’.

64          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Future acquisitions |   The Group has announced a number of minor business combinations which are expected to be completed in the first half of 2009, subject to shareholder approval and regulatory clearance as appropriate. The total purchase consideration, excluding transaction costs, is estimated at approximately 77 million Swiss francs in cash. Funds will be provided from Group’s cash on hand at the time of closing.
Acquisitions – 2007
BioVeris |  Effective 26 June 2007 the Group acquired a 100% controlling interest in BioVeris Corporation (‘BioVeris’), a publicly owned US company that had been listed on the NASDAQ under the symbol ‘BIOV’. BioVeris is a healthcare and biosecurity company based in Gaithersburg, Maryland, that specialises in developing proprietary technologies in diagnostics. BioVeris is now reported as part of the Diagnostics operating segment. The purchase consideration was 745 million Swiss francs, which consisted of 741 million Swiss francs of cash and 4 million Swiss francs of directly attributable costs. This has been allocated as follows:
BioVeris acquisition: net assets acquired |  in millions of CHF

	Carrying value	Fair value	Carrying value
	prior to acquisition	adjustments	upon acquisition

Property, plant and equipment	5	–	5

Intangible assets

– Product intangibles: in use	16	101	117

Deferred income taxes	8	(8)	–

Cash	6	–	6

Other net assets (liabilities)	77	–	77

Net identifiable assets	112	93	205

Goodwill			540

Purchase consideration			745

Goodwill represents assets that cannot be recognised separately and measured reliably and synergies that can be obtained from the Group’s existing electrochemiluminescence (ECL) immunochemistry business. It also represents the premium paid over the traded market price to obtain control of the business. Following the acquisition, restructuring expenses of 29 million Swiss francs were incurred. These were reported within general and administration expenses as part of the operating result for 2007 of the Diagnostics operating segment.
Tanox |   Effective 2 August 2007, Genentech acquired a 100% controlling interest in Tanox, Inc. (‘Tanox’), a publicly owned US company that had been listed on the NASDAQ under the symbol ‘TNOX’. Tanox is a biotechnology company based in Houston, Texas, that specialises in the discovery and development of biotherapeutics based on monoclonal antibody technology. Genentech and Tanox have been working together in collaboration with Novartis since 1996 to develop and commercialise Xolair. The purchase consideration was 1,124 million Swiss francs, which consisted of 1,114 million Swiss francs of cash and 10 million Swiss francs of directly attributable costs. This has been allocated as follows:

Tanox acquisition: net assets acquired |  in millions of CHF

	Carrying value	Fair value	Carrying value
	prior to acquisition	adjustments	upon acquisition

Property, plant and equipment	13	–	13

Intangible assets

– Product intangibles: in use	–	613	613

– Product intangibles: not available for use	–	93	93

Deferred income taxes	9	(250)	(241)

Cash	120	–	120

Marketable securities	123	–	123

Other net assets (liabilities)	19	32	51

Net identifiable assets	284	488	772

Goodwill			352

Purchase consideration			1,124

Goodwill represents assets that cannot be recognised separately and measured reliably, such as early-stage research projects. It also represents the premium paid over the traded market price to obtain control of the business.
Other acquisitions |  Effective 28 March 2007 the Group acquired a 100% controlling interest in Therapeutic Human Polyclonals, Inc. (‘THP’), a privately owned US biotechnology company based in California and Germany. THP is reported as part of the Roche Pharmaceuticals operating segment. The purchase consideration paid was 69 million Swiss francs in cash.
Effective 25 May 2007 the Group acquired a 100% controlling interest in 454 Life Sciences, a majority-owned US subsidiary of CuraGen Corporation. 454 Life Sciences develops and commercialises novel instrumentation for high-throughput DNA sequencing and is based in Branford, Connecticut. 454 Life Sciences is reported as part of the Diagnostics operating segment. The purchase consideration paid was 189 million Swiss francs in cash, which consisted of 188 million Swiss francs of cash and 1 million Swiss francs of directly attributable costs.
Effective 8 August 2007 the Group acquired a 100% controlling interest in NimbleGen Systems, Inc. (‘NimbleGen’), a privately owned US company. NimbleGen develops and commercialises high density DNA microarrays and is based in Madison, Wisconsin. NimbleGen is reported as part of the Diagnostics operating segment. The purchase consideration was 316 million Swiss francs in cash.
There were other minor business combinations with a total purchase consideration of 18 million Swiss francs.
The combined purchase consideration for other acquisitions has been allocated as shown below.
Other acquisitions: net assets acquired |  in millions of CHF

	Carrying value	Fair value	Carrying value
	prior to acquisition	adjustments	upon acquisition

Property, plant and equipment	16	(1)	15

Intangible assets

– Product intangibles: in use	19	204	223

– Product intangibles: not available for use	–	10	10

– Technology intangibles: in use	–	34	34

Deferred income taxes	–	(44)	(44)

Cash	25	–	25

Other net assets (liabilities)	(9)	2	(7)

Net identifiable assets	51	205	256

Goodwill			336

Purchase consideration			592

66          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Goodwill represents assets that cannot be recognised separately and measured reliably, such as early-stage research projects, a control premium and synergies that can be obtained from the Group’s existing business.
Acquisitions – 2007: net cash outflow |  in millions of CHF

	Cash consideration	Cash in	Net cash
	paid	acquired company	outflow

BioVeris	(745)	6	(739)

Tanox	(1,124)	120	(1,004)

Other acquisitions	(592)	25	(567)

Total	(2,461)	151	(2,310)

8. Changes in Group organisation
As described in Note 3, on 21 July 2008 the Group announced an offer to purchase all outstanding shares of Genentech. Following the closing of a transaction, Genentech’s South San Francisco site would become the headquarters of the Group’s combined pharmaceuticals operations in the United States. On 21 July 2008 the Group also announced that the Roche Pharmaceuticals business in the US would close manufacturing operations at its site in Nutley, New Jersey, and commercial operations would be moved to Genentech. The research site at Palo Alto, California, would be closed with the research activities being transferred to Nutley and to Genentech.
The current status of the offer is described in Note 3. During 2008 significant costs were incurred in connection with the proposed Genentech transaction and the US reorganisation, as described below. These are disclosed separately in the income statement due to the materiality of the amounts and in order to fairly present the Group’s results. Costs of other restructuring programmes that are less material and do not fundamentally change the Group’s organisation are expensed in the current period and reported within general and administration expenses.
Changes in Group organisation |  in millions of CHF

2008

Roche Pharmaceuticals operating segment

– US reorganisation costs	149

Total Roche Pharmaceuticals operating segment	149

Genentech operating segment

– Genentech Employee Retention Program expenses	94

Total Genentech operating segment	94

Total Pharmaceuticals Division	243

The total income tax benefit recorded in respect of changes in Group organisation was 93 million Swiss francs (see Note 6).
Roche Pharmaceuticals US reorganisation |  During 2008 costs were incurred as shown in the table below which are independent of the completion of the proposed Genentech transaction. These mainly relate to the closure of the Palo Alto site and the closure of manufacturing at the Nutley site, but also include costs associated with the reorganisation including the transfer of the research operations from Palo Alto and other activities.

Roche Pharmaceuticals US reorganisation costs |  in millions of CHF

2008

Employee-related costs

– Termination costs	99

– Pensions and other post-employment benefits	(12)

– Retention plans and other employee benefits	15

– Other employee-related costs	6

Total employee-related costs	108

Site closure costs

– Impairment of property, plant and equipment	10

– Accelerated depreciation of property, plant and equipment	26

– Other site closure costs	5

Total site closure costs	41

Other reorganisation expenses	–

Total US reorganisation costs	149

Genentech Employee Retention Program |  On 18 August 2008 Genentech announced a broad-based employee retention program, consisting of two retention plans that together cover substantially all employees of the company. The program is estimated to cost approximately 375 million US dollars payable in cash and is being implemented in lieu of Genentech’s 2008 annual stock option grant. The timing of the payments related to this program will depend on the outcome of the Roche Proposal. If a merger of Genentech with Roche or an affiliate of Roche has not occurred on or before 30 June 2009, Genentech will pay the retention bonus at that time in accordance with the terms of the program. The costs of the retention program are currently recognised on a straight-line basis over the period from 18 August 2008 to 30 June 2009. If a merger of Genentech with Roche or an affiliate of Roche has occurred on or before 30 June 2009, then the timing of the payments and the recognition of the expense will depend on the terms of the merger. During 2008, total costs for the retention program were 175 million Swiss francs, of which 146 million Swiss francs were expensed and 29 million Swiss francs were capitalised into inventory, which will be recognised as cost of sales as products manufactured after the initiation of the retention program are sold. If Genentech had granted an annual stock option award, as in previous years, with the same total value as the retention program then the costs would have been expensed over the four year vesting period and the amount expensed in 2008 would have been approximately 52 million Swiss francs. Accordingly the additional incremental costs incurred in 2008 for the retention plan are reported as part of changes in Group organisation, since these are directly attributable to the announcement of the Roche Proposal.
Genentech Employee Retention Program expenses |  in millions of CHF

2008

Marketing and distribution	14

Research and development	26

General and administration	12

Total included in operating profit before exceptional items	52

Changes in Group organisation	94

Total Genentech Employee Retention Program expenses	146

68          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
9. Employee benefits
Employee remuneration |  in millions of CHF

	2008	2007

Wages and salaries	8,363	8,180

Social security costs	948	943

Defined contribution post-employment plans	253	259

Operating expenses for defined benefit post-employment plans[10]	317	370

Equity compensation plans[11]	513	608

Genentech Employee Retention Program[8]	146	–

Termination costs – Roche Pharmaceuticals US reorganisation[8]	99	–

Other employee benefits	526	465

Employee remuneration included in operating results	11,165	10,825

Expected return on plan assets for defined benefit post-employment plans[10]	(688)	(670)

Interest cost for defined benefit post-employment plans[10]	652	612

Total employee remuneration	11,129	10,767

Other employee benefits consist mainly of life insurance schemes and certain other insurance schemes providing medical coverage and other long-term and short-term disability benefits. The charges for employee benefits in the operating results are included in the relevant expenditure line by function. The expected return on plan assets and interest cost from defined benefit plans are included as part of financial income and financing costs, respectively (see Note 5).
10. Pensions and other post-employment benefits
The Group’s objective is to provide attractive and competitive post-employment benefits to employees, while at the same time ensuring that the various plans are appropriately financed and managing any potential impacts on the Group’s long-term financial position. Most employees are covered by pension plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and market practice in the countries in which the employees are employed. Other post-employment benefits consist mostly of post-retirement healthcare and life insurance schemes, principally in the United States. Post-employment benefit plans are classified for IFRS as ‘defined contribution plans’ if the Group pays fixed contributions into a separate fund or to a third-party financial institution and will have no further legal or constructive obligation to pay further contributions. All other plans are classified as ‘defined benefit plans’, even if the Group’s potential obligation is relatively minor or has a relatively remote possibility of arising. Consequently most of the Group’s post-employment benefit plans are classified as ‘defined benefit plans’ for the purpose of these financial statements.
Defined contribution plans
Defined contribution plans typically consist of payments by employees and by the Group to funds administered by third parties. Payments by the Group were 253 million Swiss francs (2007: 259 million Swiss francs). No assets or liabilities are recognised in the Group’s balance sheet in respect of such plans, apart from regular prepayments and accruals of the contributions withheld from employees’ wages and salaries and of the Group’s contributions.

Defined benefit plans
The Group’s major defined benefit plans are located in Switzerland, the United States, Germany, the United Kingdom and Japan. Plans are usually established as trusts independent of the Group and are funded by payments from the Group and by employees. In some cases, notably for the major defined benefit plans in Germany, the plan is unfunded and the Group pays pensions to retired employees directly from its own financial resources.
Current and past service costs are charged to the appropriate income statement heading within the operating results. Pension plan administration and funding is overseen at a corporate level, and any settlement gains and losses resulting from changes in funding arrangements are reported as general and administration expenses within the Corporate segment. The expected returns on plan assets and interest costs are charged to financial income and financing costs, respectively. Actuarial gains and losses are recorded directly in equity. The recognition of pension assets is limited to the total of the present value of any future refunds from the plans or reductions in future contributions to the plans and any cumulative unrecognised past service costs. Adjustments arising from the limit on the recognition of assets for defined benefit plans are recorded directly in equity.
Defined benefit plans: expenses |   in millions of CHF

			2008			2007
		Other post-			Other post-
	Pension	employment		Pension	employment
	plans	benefit plans	Total	plans	benefit plans	Total

Current service cost	320	17	337	361	22	383

Past service cost	(3)	8	5	(2)	–	(2)

(Gain) loss on curtailment	(22)	(3)	(25)	(11)	–	(11)

(Gain) loss on settlement	–	–	–	–	–	–

Total operating expenses	295	22	317	348	22	370

Expected return on plan assets	(647)	(41)	(688)	(630)	(40)	(670)

Interest cost	593	59	652	556	56	612

Total financial (income) expense	(54)	18	(36)	(74)	16	(58)

Total expense recognised in income statement	241	40	281	274	38	312

The funding of the Group’s various defined benefit plans is overseen at a corporate level. Qualified independent actuaries carry out valuations on a regular basis and for major plans annually as at the balance sheet date. For funded plans, which are usually trusts independent of the Group’s finances, the net asset/liability recognised on the Group’s balance sheet corresponds to the over/under funding of the plan, adjusted for unrecognised past service costs. For unfunded plans, where the Group meets the pension obligations directly from its own financial resources, a liability for the defined benefit obligation is recorded in the Group’s balance sheet. Pension assets and liabilities in different defined benefit plans are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Amounts recognised in the balance sheet for post-employment benefits are predominantly non-current and are reported in non-current assets and liabilities.

70           Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
Defined benefit plans: funding status at 31 December  |   in millions of CHF

			2008			2007
	Funded	Unfunded		Funded	Unfunded
	plans	plans	Total	plans	plans	Total

Fair value of plan assets	9,438	–	9,438	12,170	–	12,170

Defined benefit obligation	(10,504)	(3,078)	(13,582)	(10,646)	(3,344)	(13,990)

Over (under) funding	(1,066)	(3,078)	(4,144)	1,524	(3,344)	(1,820)

Unrecognised past service costs	(21)	(1)	(22)	(23)	(1)	(24)

Limit on asset recognition	–	–	–	(636)	–	(636)

Reimbursement rights	76	13	89	99	17	116

Net recognised asset (liability)	(1,011)	(3,066)	(4,077)	964	(3,328)	(2,364)

Reported as

– Defined benefit plans	503	–	503	1,216	–	1,216

– Reimbursement rights	76	13	89	99	17	116

Post-employment benefit assets	579	13	592	1,315	17	1,332

Post-employment benefit liabilities	(1,590)	(3,079)	(4,669)	(351)	(3,345)	(3,696)

Net recognised asset (liability)	(1,011)	(3,066)	(4,077)	964	(3,328)	(2,364)

As disclosed in Note 1, post-employment benefit assets, deferred tax liabilities and equity have been restated in the 31 December 2007 balance sheet following the adoption of IFRIC interpretation 14 in 2008. A reconciliation to the previously published balance sheet is provided in Note 1.
Further detailed information on plan assets and the defined benefit obligation is given below.
Defined benefit plans: fair value of plan assets and reimbursement rights |  in millions of CHF

			2008			2007
	Fair value	Reim-		Fair value	Reim-
	of plan	bursement		of plan	bursement
	assets	rights	Total	assets	rights	Total

At 1 January	12,170	116	12,286	11,632	116	11,748

Expected return on plan assets	680	8	688	663	7	670

Actuarial gains (losses)	(2,787)	(22)	(2,809)	491	4	495

Currency translation effects and other	(463)	(7)	(470)	(373)	(10)	(383)

Employer contributions	217	(6)	211	207	(1)	206

Employee contributions	61	–	61	45	–	45

Benefits paid – funded plans	(440)	–	(440)	(494)	–	(494)

Past service cost	–	–	–	–	–	–

Business combinations	–	–	–	–	–	–

Divestment of subsidiaries	–	–	–	–	–	–

Curtailments	–	–	–	–	–	–

Settlements	–	–	–	(1)	–	(1)

At 31 December	9,438	89	9,527	12,170	116	12,286

	2008	2007

Invested as

– Shares and other equity instruments	4,033	6,055

– Bonds, debentures and other debt instruments	4,106	4,343

– Property	242	337

– Other assets	1,146	1,551

Total	9,527	12,286

Included within the fair value of plan assets are 337 thousand of the Group’s non-voting equity securities with a fair value of 55 million Swiss francs (2007: 340 thousand non-voting equity securities with a total fair value of 66 million Swiss francs).

Defined benefit plans: defined benefit obligation  |   in millions of CHF

			2008			2007
		Other post-			Other post-
	Pension	employment		Pension	employment
	plans	benefit plans	Total	plans	benefit plans	Total

At 1 January	12,988	1,002	13,990	13,572	1,026	14,598

Current service cost	320	17	337	361	22	383

Interest cost	593	59	652	556	56	612

Employee contributions	61	–	61	45	–	45

Actuarial (gains) losses	64	(53)	11	(718)	35	(683)

Currency translation effects and other	(794)	(65)	(859)	(235)	(79)	(314)

Benefits paid – funded plans	(399)	(41)	(440)	(448)	(46)	(494)

Benefits paid – unfunded plans	(131)	(11)	(142)	(134)	(12)	(146)

Past service cost	–	8	8	1	–	1

Business combinations	–	–	–	–	–	–

Divestment of subsidiaries	(11)	–	(11)	–	–	–

Curtailments	(22)	(3)	(25)	(11)	–	(11)

Settlements	–	–	–	(1)	–	(1)

At 31 December	12,669	913	13,582	12,988	1,002	13,990

Of which

– Funded plans	9,807	697	10,504	9,904	742	10,646

– Unfunded plans	2,862	216	3,078	3,084	260	3,344

Actuarial assumptions
Actuarial assumptions are unbiased and mutually compatible estimates of variables that determine the ultimate cost of providing post-employment benefits. They are set on an annual basis by local management and actuaries and are subject to approval by corporate management and the Group’s actuaries. Actuarial assumptions consist of demographic assumptions on matters such as mortality and employee turnover, and financial assumptions on matters such as salary and benefit levels, interest rates, return on investments and costs of medical benefits. The Group operates defined benefit plans in many countries and the actuarial assumptions vary based upon local economic and social conditions.
Demographic assumptions   |   The most significant demographic assumptions relate to mortality rates. The Group’s actuaries use mortality tables which take into account historic patterns and expected changes, such as further increases in longevity. The mortality tables used for the major schemes are:
•	Germany: Heubeck tables 2005G.

•	Japan: National Census (No. 19 Life Table).

•	Switzerland: BVG 2005.

•	United Kingdom: non-pensioners – PA92C25 rated down one year.

•	United Kingdom: pensioners – PA92C10 rated down one year.

•	United States: RP2000 projected to 2010.
Rates of employee turnover, disability and early retirement are based on historical behaviour within Group companies.
Financial assumptions  |   These are based on market expectations for the period over which the obligations are to be settled. The ranges of assumptions used in the actuarial valuations of the most significant plans, which are in countries with stable currencies and interest rates, are shown below.

72          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
Defined benefit plans: financial actuarial assumptions

		2008		2007
	Weighted		Weighted
	average	Range	average	Range

Discount rates	4.84%	2%–9%	4.96%	2%–8%

Expected rates of return on plan assets	5.67%	1%–10%	5.83%	1%–10%

Expected rates of salary increases	3.50%	2%–7%	3.59%	0%–7%

Medical cost trend rate	8.76%	8%–9%	9.39%	8%–10%

Discount rates, which are used to calculate the discounted present value of the defined benefit obligation, are determined with reference to market yields on high quality corporate bonds, or government bonds in countries where there is not a deep market in corporate bonds. The currency and term of the bonds is consistent with the obligation being discounted. The interest cost included in the income statement is calculated by multiplying the discount rate by the defined benefit obligation.
Expected returns on plan assets are based on market expectations of expected returns on the assets in funded plans over the duration of the related obligation. This takes into account the split of the plan assets between equities, bonds, property and other investments. The calculation includes assumptions concerning expected dividend and interest income, realised and unrealised gains on plan assets and taxes and administration costs borne by the plan. These are based on long-term market expectations and the actual performance is continually monitored by corporate management. Due to the long-term nature of the obligations, the assumptions used for matters such as returns on investments may not necessarily be consistent with recent historical patterns. The expected return on plan assets included in the income statement is calculated by multiplying the expected rate of return by the fair value of plan assets. The difference between the expected return and the actual return in any twelve month period is an actuarial gain/loss and is recorded directly to equity. The actual return on plan assets was a loss of 2,107 million Swiss francs (2007: gain of 703 million Swiss francs).
Expected rates of salary increases, which are used to calculate the defined benefit obligation and the current service cost included in the income statement, are based on the latest expectation and historical behaviour within Group companies.
Medical cost trend rates are used to calculate the defined benefit obligation and the current service cost included in the income statement of post-employment medical plans. These take into account the benefits set out in the plan terms and expected future changes in medical costs. Since the Group’s major post-employment medical plans are for US employees, these rates are driven by developments in the United States. The effect of one percentage point increase or decrease in the medical cost trend rate is shown below.
Defined benefit plans: sensitivity of medical cost trend rate |  in millions of CHF

		2008		2007
	+1%	-1%	+1%	-1%

Current service cost and interest cost	9	(8)	10	(9)

Defined benefit obligation	87	(74)	60	(151)

Funding summary
A five-year summary of the funding status of the Group’s defined benefit plans is shown in the table below.

Defined benefit plans: summary of funding status  |   in millions of CHF

	2008	2007	2006	2005	2004

Funded plans

– Fair value of plan assets	9,438	12,170	11,632	10,858	9,922

– Defined benefit obligation	(10,504)	(10,646)	(11,002)	(10,976)	(10,233)

– Over (under) funding	(1,066)	1,524	630	(118)	(311)

Unfunded plans

– Defined benefit obligation	(3,078)	(3,344)	(3,596)	(3,630)	(2,731)

Increase (decrease) in funding status arising from experience adjustments

– Fair value of plan assets	(2,787)	40	626	547	13

– Defined benefit obligation	(126)	(235)	(249)	49	77

Increase (decrease) in funding status arising from changes in actuarial assumptions

– Fair value of plan assets	–	–	–	–	–

– Defined benefit obligation	115	1,295	384	(1,148)	(636)

Cash flows
The Group incurred cash flows from its defined benefit plans as shown in the table below.
Defined benefit plans: cash flows  |   in millions of CHF

	2008	2007

Employer contributions – funded plans	(211)	(206)

Benefits paid – unfunded plans	(142)	(146)

Total cash inflow (outflow)	(353)	(352)

Based on the most recent actuarial valuations, the Group expects that employer contributions for funded plans in 2009 will be approximately 494 million Swiss francs, which include an estimated 317 million Swiss francs of additional contributions. Benefits paid for unfunded plans are estimated to be approximately 130 million Swiss francs.
Amounts recorded in equity
The actuarial gains and losses recognised in the statement of recognised income and expense were losses of 2,820 million Swiss francs (2007: gains of 1,178 million Swiss francs). The total amount at 31 December 2008 was an accumulated loss of 1,433 million Swiss francs (2007: accumulated gain of 1,387 million Swiss francs).
In addition the recognition of pension assets is limited to the total of the present value of any future refunds from the plans or reductions in future contributions to the plans and the cumulative unrecognised past service costs. Adjustments arising from this limit on asset recognition are recorded directly in equity. In 2008 this adjustment was an increase of 636 million Swiss francs (2007: decrease of 636 million Swiss francs).

74          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements

11.	Employee stock options and other equity compensation benefits
The Group operates several equity compensation plans, including separate plans at Genentech and Chugai. Effective 1 January 2005 the Group adopted IFRS 2 ‘Share-based Payment’. Amongst other matters, the standard requires that the fair value of all equity compensation plan awards granted to employees be estimated at grant date and recorded as an expense over the vesting period. The expense is charged against the appropriate income statement heading.
Expenses for equity compensation plans |  in millions of CHF

	2008	2007

Cost of sales	70	90

Marketing and distribution	101	132

Research and development	174	206

General and administration	168	180

Total operating expenses	513	608

Share option plans

Roche Option Plan	7	6

Genentech Stock Option Plan	336	433

Chugai Stock Acquisition Rights	2	3

Total share option plans	345	442

Other equity compensation plans

Roche Connect	13	13

Genentech Employee Stock Purchase Program	33	32

Roche Stock-settled Stock Appreciation Rights	120	100

Roche Performance Share Plan	15	16

Roche Stock Appreciation Rights	(13)	5

Total other equity compensation plans	168	166

Total operating expenses	513	608

of which

– Equity-settled	526	603

– Cash-settled	(13)	5

Cash inflow (outflow) from equity compensation plans |  in millions of CHF

	2008	2007

Share option plans

Roche Option Plan	(18)	(19)

Genentech Stock Option Plan	620	408

Chugai Stock Acquisition Rights	–	1

Total share option plans	602	390

Other equity compensation plans

Roche Connect	(13)	(13)

Genentech Employee Stock Purchase Program	115	134

Roche Stock-settled Stock Appreciation Rights	(106)	(61)

Roche Performance Share Plan	–	–

Roche Stock Appreciation Rights	(35)	(97)

Total other equity compensation plans	(39)	(37)

Total cash inflow (outflow)	563	353

of which

– Equity-settled	598	450

– Cash-settled	(35)	(97)

Roche Long-Term |  During 2005 the Group implemented a new global long-term incentive programme which is available to certain directors, management and employees selected at the discretion of the Group. The programme consists of Stock-settled Stock Appreciation Rights
(S-SARs), with the Group having the alternative of granting awards under the existing Roche Option Plan.
Share option plans
Roche Option Plan |  Awards under this plan give employees the right to purchase non-voting equity securities at an exercise price specified at the grant date. The options, which are non-tradable equity-settled awards, have a seven-year duration and vest on a phased basis over three years, subject to continued employment. The Group covers such obligations by purchasing non-voting equity securities or derivatives thereon (see Note 28). With the introduction of Roche Long-Term in 2005, the number of options granted under the Roche Option Plan was significantly reduced, as most eligible employees now receive Roche Stock-settled Stock Appreciation Rights instead.
Roche Option Plan – movement in number of options outstanding

		2008		2007
	Number	Weighted average	Number	Weighted average
	of options	exercise price	of options	exercise price
	(thousands)	(CHF)	(thousands)	(CHF)

Outstanding at 1 January	1,203	139.50	1,416	117.83

Granted	362	194.64	194	229.68

Forfeited	(40)	199.24	(10)	163.98

Exercised	(131)	111.80	(397)	105.64

Expired	–	–	–	–

Outstanding at 31 December	1,394	154.71	1,203	139.50

– of which exercisable	890	127.45	875	115.71

76          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Roche Option Plan – terms of options outstanding as at 31 December 2008

			Options outstanding		Options exercisable
	Number	Weighted average	Weighted average	Number	Weighted average
	outstanding	years remaining	exercise	exercisable	exercise
Year of grant	(thousands)	contractual life	price (CHF)	(thousands)	price (CHF)

2002	53	0.20	115.09	53	115.09

2003	222	1.17	78.48	222	78.48

2004	362	2.17	129.50	362	129.50

2005	116	3.17	123.16	116	123.16

2006	112	4.17	195.18	74	195.18

2007	177	5.18	229.68	60	229.68

2008	352	6.11	194.61	3	195.80

Total	1,394	3.56	154.71	890	127.45

Genentech Stock Option Plan |  The Genentech Stock Option Plan was adopted in 1999 and amended thereafter. In April 2004 Genentech’s shareholders approved an equity incentive plan. The plans allow for the granting of various stock options, incentive stock options and stock purchase rights to employees, directors and consultants of Genentech. No incentive stock options and stock purchase rights have been granted under this plan to date. The options granted, which are non-tradable equity-settled awards, have a ten-year duration and vest on a phased basis over four years, subject to continued employment.
Genentech Stock Option Plan – movement in number of options outstanding

		2008		2007
	Number	Weighted average	Number	Weighted average
	of options	exercise price	of options	exercise price
	(millions)	(USD)	(millions)	(USD)

Outstanding at 1 January	92	60.94	88	54.53

Granted	1	79.23	18	79.40

Forfeited	(3)	80.52	(4)	76.45

Exercised	(13)	44.83	(10)	32.76

Expired	–	–	–	–

Outstanding at 31 December	77	63.06	92	60.94

– of which exercisable	56	56.51	54	48.46

Genentech Stock Option Plan – terms of options outstanding at 31 December 2008

			Options outstanding		Options exercisable
	Number	Weighted average	Weighted average	Number	Weighted average
	outstanding	years remaining	exercise	exercisable	exercise
Range of exercise prices (USD)	(millions)	contractual life	price (USD)	(millions)	price (USD)

6.27–8.89	0.2	6.39	6.81	0.2	6.81

10.00–14.35	6.2	2.85	13.68	6.2	13.68

15.04–22.39	4.5	2.35	20.89	4.5	20.89

22.88–33.00	0.1	2.52	26.08	0.1	26.08

35.63–53.23	20.3	4.76	47.11	20.3	47.11

53.95–75.90	2.0	7.85	68.03	0.9	63.31

75.99–98.80	44.1	7.75	81.77	23.8	82.70

Total	77.4	6.25	63.06	56.0	56.51

Chugai Stock Acquisition Rights |  During 2003 Chugai adopted a Stock Acquisition Rights programme. The programme allows for the granting of rights to employees and directors of Chugai. Each right entitles the holder to purchase 100 Chugai shares at a specified exercise price. The options, which are non-tradable equity-settled awards, have a ten-year duration and vest after two years.

Chugai Stock Acquisition Rights – movement in number of rights outstanding

		2008		2007
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
	of options	(JPY)	of options	(JPY)

Outstanding at 1 January	13,002	217,089	9,886	182,925

Granted	–	–	3,550	303,900

Forfeited	–	–	–	–

Exercised	(36)	145,400	(434)	148,965

Expired	–	–	–	–

Outstanding at 31 December	12,966	217,288	13,002	217,089

– of which exercisable	9,416	184,633	6,012	161,587

Chugai Stock Acquisition Rights – terms of rights outstanding at 31 December 2008

			Rights outstanding		Rights exercisable
		Weighted average	Weighted average		Weighted average
	Number	years remaining	exercise	Number	exercise
Year of grant	outstanding	contractual life	price (JPY)	exercisable	price (JPY)

2003	1,276	4.50	145,400	1,276	145,400

2004	2,180	5.25	167,500	2,180	167,500

2005	2,520	6.25	164,900	2,520	164,900

2006	3,440	7.25	224,500	3,440	224,500

2007	3,550	8.25	303,900	–	–

Total	12,966	6.72	217,288	9,416	184,633

Issues of share options in 2008 |  Issues of share options in 2008, including the methodology used to calculate fair value and the main inputs to the valuation models, are described below.
Issues of share option plans in 2008

	Roche	Genentech Stock
	Option Plan	Option Plan

Number of options granted	362 thousand	1 million

Underlying equity	Roche non-voting equity securities	Genentech common stock

Currency	Swiss francs	US dollars

Vesting period	Progressively	Progressively
	over 3 years	over 4 years

Contractual life	7 years	10 years

Weighted average fair value of options issued	22.24	22.39

Option pricing model used	Binomial	Binomial

Inputs to option pricing model

– Share price at grant date	194.64	79.23

– Exercise price	194.64	79.23

– Expected volatility	24.6%	24.1%

– Expected dividend yield	7.65%	0%

– Early exercise factor	1.649	1.484

– Expected exit rate	8.2%	8.6%

Volatility for Roche options was determined primarily by reference to historically observed prices of the underlying equity. Volatility for Genentech options was determined primarily by reference to the implied volatility of Genentech’s traded options. Risk-free interest rates are derived from zero coupon swap rates at the grant date taken from Datastream. The early exercise factor describes the ratio between the expected market price at the exercise date and the exercise price at which early exercises can be expected, based on historically observed behaviour.

78          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Other equity compensation plans
Roche Connect |  This programme enables all employees worldwide, except for those in the United States and certain other countries, to make regular deductions from their salaries to purchase non-voting equity securities. It is administered by independent third parties. The Group contributes to the programme, which allows the employees to purchase non-voting equity securities at a discount (usually 20%). The administrator purchases the necessary non-voting equity securities directly from the market. At 31 December 2008 the administrator held 1.4 million non-voting equity securities (2007: 1.1 million). The programme has been operational since 1 October 2002. During the year the cost of the plan was 13 million Swiss francs (2007: 13 million Swiss francs), which was reported within the relevant expenditure line by function.
Genentech Employee Stock Purchase Program (ESPP) |  Genentech has an employee stock purchase programme that allows employees to purchase Genentech’s common stock at 85% of the lower of market value at the grant date or purchase date. In 2008 a total of 1.8 million shares of Genentech common stock were purchased (2007: 1.7 million shares) resulting in a cash inflow of 115 million Swiss francs (2007: 134 million Swiss francs). During the year the cost of the plan was 33 million Swiss francs (2007: 32 million Swiss francs), which was reported within the relevant expenditure line by function.
Roche Stock-settled Stock Appreciation Rights |  With the introduction of Roche Long-Term in 2005, the Group offers Stock-settled Stock Appreciation Rights (S-SARs) to certain directors, management and employees selected at the discretion of the Group. The S-SARs give employees the right to receive non-voting equity securities reflecting the value of any appreciation in the market price of the non-voting equity securities between the grant date and the exercise date. The options, which are non-tradable equity-settled awards, have a seven-year duration and vest on a phased basis over three years, subject to continued employment. The Group covers such obligations by purchasing non-voting equity securities, or derivatives thereon (see Note 28).
Roche S-SARs – movement in number of rights outstanding

		2008		2007
	Number	Weighted average	Number	Weighted average
	of rights	exercise price	of rights	exercise price
	(thousands)	(CHF)	(thousands)	(CHF)

Outstanding at 1 January	7,782	185.60	5,883	156.07

Granted	6,397	194.25	3,025	229.37

Forfeited	(477)	206.55	(189)	180.91

Exercised	(639)	131.40	(937)	142.36

Expired	–	–	–	–

Outstanding at 31 December	13,063	191.72	7,782	185.60

– of which exercisable	4,221	170.86	2,101	149.17

Roche S-SARs – terms of rights outstanding at 31 December 2008

	Rights outstanding			Rights exercisable
			Weighted		Weighted
	Number	Weighted average	average	Number	average
	outstanding	years remaining	exercise	exercisable	exercise
Year of grant	(thousands)	contractual life	price (CHF)	(thousands)	price (CHF)

2005	1,878	3.17	123.39	1,878	123.39

2006	2,157	4.17	195.17	1,388	195.17

2007	2,802	5.17	229.36	941	229.36

2008	6,226	6.11	194.21	14	195.80

Total	13,063	5.17	191.72	4,221	170.86

The weighted average fair value of the options granted in 2008 was calculated using a binomial model. The inputs to the model were consistent with those used for the Roche Option Plan 2008 awards given previously. The resulting weighted average fair value per right is CHF 22.09, giving a total fair value of 141 million Swiss francs which is charged over the vesting period of three years.

Roche Performance Share Plan |  The Group offers future non-voting equity security awards (or, at the discretion of the Board of Directors, their cash equivalent) to certain directors and key senior managers. The programme was established at the beginning of 2002 and was in effect for three years. During 2004 the Board of Directors approved a new three-year cycle of the Roche Performance Share Plan (PSP) to operate during 2005–2007. Additional cycles of the PSP with similar conditions were approved to operate during 2006–2008, 2007–2009 and 2008–2010. The terms of these awards are set out in the table below. The amount of non-voting equity securities allocated will depend upon the individual’s salary level, the achievement of performance targets linked to the Group’s Total Shareholder Return (shares and non-voting equity securities combined) relative to the Group’s peers during the three-year period from the date of the grant, and the discretion of the Board of Directors. These are non-tradable equity-settled awards. Each award will result in between zero and two non-voting equity securities, depending upon the achievement of the performance targets.
Roche Performance Share Plan – terms of outstanding awards at 31 December 2008

	2006–2008	2007–2009	2008–2010

Number of awards outstanding (thousands)	50	74	89

Vesting period	3 years	3 years	3 years

Allocated to recipients in	Feb. 2009	Feb. 2010	Feb. 2011

Fair value per unit at grant (CHF)	210.06	239.49	201.22

Total fair value at grant (CHF millions)	12	19	18

The weighted average fair value of the awards granted in 2008 was calculated using a Monte Carlo simulation. The input parameters to the model were the covariance matrix between Roche and the other individual companies of the peer group based on a three-year history and a risk-free rate of 2.97%. The valuation also takes into account the defined rank and performance structure which determines the payout of the PSP.
Roche Stock Appreciation Rights |  Some employees of certain North American subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs, which are non-tradable cash-settled awards, may be exercised after a vesting period of between one and three years for a cash payment, based upon the amount by which the market price of the Group’s American Depositary Receipts (ADRs) at the point of exercise exceeds the strike price (grant price at issuance). Following the implementation of Roche Long-Term (see above), the Group does not plan to award any further cash-settled SARs and no awards have been made since 2004. On 9 January 2009 the ratio of ADRs to non-voting equity securities (Genussscheine) was changed from 2:1 to 4:1. The information below has been restated for this change.
Roche Stock Appreciation Rights |  in millions of CHF

	2008	2007

Liability at 31 December	43	97

Intrinsic value of vested rights at 31 December	43	97

Roche Stock Appreciation Rights – terms of rights outstanding at 31 December 2008

		Rights outstanding and exercisable
	Number outstanding
	and exercisable		Weighted average
Year of grant	(thousands)	Expiry	price (USD)

2003	824	Feb. 2010	14.41

2004	1,744	Feb. 2011	26.04

Total	2,568		22.31

The fair value at 31 December 2008 was calculated using a binomial model. The inputs to the model were the ADR price at 31 December 2008 (USD 76.55, before change in exchange ratio on 9 January 2009); the exercise prices given in the above table, and other inputs consistent with those used for the Roche Option Plan 2008 awards given previously.

80          Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
12. Property, plant and equipment
Property, plant and equipment: movements in carrying value of assets |   in millions of CHF

		Buildings
		and land	Machinery and	Construction
	Land	improvements	equipment	in progress	Total

At 1 January 2007

Cost	1,126	9,419	13,581	3,273	27,399

Accumulated depreciation and impairment	–	(3,030)	(7,952)	–	(10,982)

Net book value	1,126	6,389	5,629	3,273	16,417

Year ended 31 December 2007

At 1 January 2007	1,126	6,389	5,629	3,273	16,417

Additions	22	209	983	2,434	3,648

Disposals	(11)	(17)	(113)	(21)	(162)

BioVeris acquisition[7]	–	1	4	–	5

Tanox acquisition[7]	–	–	–	13	13

Other business combinations[7]	–	–	12	3	15

Transfers	–	1,033	1,115	(2,148)	–

Depreciation charge	–	(332)	(1,228)	–	(1,560)

Impairment charge	–	(1)	(5)	–	(6)

Currency translation effects	(45)	(247)	(116)	(130)	(538)

At 31 December 2007	1,092	7,035	6,281	3,424	17,832

Cost	1,092	10,207	14,681	3,424	29,404

Accumulated depreciation and impairment	–	(3,172)	(8,400)	–	(11,572)

Net book value	1,092	7,035	6,281	3,424	17,832

Year ended 31 December 2008

At 1 January 2008	1,092	7,035	6,281	3,424	17,832

Additions	11	144	877	2,155	3,187

Disposals	(13)	(11)	(61)	(12)	(97)

Ventana acquisition[7]	15	25	25	30	95

Other business combinations[7]	–	–	3	–	3

Divestments of subsidiaries[34]	(4)	(46)	(51)	(6)	(107)

Transfers	–	1,692	1,262	(2,954)	–

Depreciation charge	–	(479)	(1,197)	–	(1,676)

Impairment charge	–	(17)	(11)	–	(28)

Currency translation effects	(28)	(406)	(401)	(184)	(1,019)

At 31 December 2008	1,073	7,937	6,727	2,453	18,190

Cost	1,073	11,410	15,203	2,453	30,139

Accumulated depreciation and impairment	–	(3,473)	(8,476)	–	(11,949)

Net book value	1,073	7,937	6,727	2,453	18,190

Impairment charges arise from changes in the estimates of the future cash flows expected to result from the use of the asset and its eventual disposal. Factors such as changes in the planned use of buildings, machinery or equipment, or closure of facilities, the presence or absence of competition and technical obsolescence could result in shortened useful lives or impairment. Impairment charges of 18 million Swiss francs (2007: 5 million Swiss francs) are reported as part of ‘Cost of sales’ and impairment charges of 10 million Swiss francs (2007: zero) are reported as part of ‘Changes in Group organisation’ (see Note 8).

Borrowing costs totalling 42 million Swiss francs using a rate of 4.79% (2007: 48 million Swiss francs using a rate of 4.79%) were capitalised as property, plant and equipment.
Leasing arrangements where the Group is the lessee
Finance leases |  As at 31 December 2008 the capitalised cost of property, plant and equipment under finance leases was 174 million Swiss francs (2007: 188 million Swiss francs) and the net book value of these assets was 53 million Swiss francs (2007: 66 million Swiss francs).
Finance leases: future minimum lease payments under non-cancellable leases |  in millions of CHF

	Future minimum lease		Present value of future
		payments	minimum lease payments
	2008	2007	2008	2007

Within one year	3	6	3	6

Between one and five years	2	3	1	3

More than five years	–	–	–	–

Total	5	9	4	9

Future finance charges	–	–	1	–

Total future minimum lease payments (undiscounted)	5	9	5	9

In addition to the above, Genentech leasing arrangements are disclosed in Note 3.
Operating leases |  Group companies are party to a number of operating leases, mainly for plant and machinery, including motor vehicles, and for certain short-term property rentals. The arrangements do not impose any significant restrictions on the Group. Total operating lease rental expense was 411 million Swiss francs (2007: 402 million Swiss francs).
Operating leases: future minimum lease payments under non-cancellable leases |  in millions of CHF

	2008	2007

Within one year	220	224

Between one and five years	412	404

More than five years	173	196

Total minimum payments	805	824

Leasing arrangements where the Group is the lessor
Finance leases |  Certain assets, mainly diagnostics instruments, are leased to third parties through finance lease arrangements. Such assets are reported as receivables at an amount equal to the net investment in the lease. Lease income from finance leases is recognised over the term of the lease based on the effective interest rate method.

82          Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
Finance leases: future minimum lease payments under non-cancellable leases |  in millions of CHF

			Present value of future
	Gross investment in lease		minimum lease payments
	2008	2007	2008	2007

Within one year	25	27	23	23

Between one and five years	41	44	38	37

More than five years	2	2	2	2

Total	68	73	63	62

Unearned finance income	(3)	(6)	n/a	n/a

Unguaranteed residual value	n/a	n/a	2	5

Net investment in lease	65	67	65	67

The accumulated allowance for uncollectible minimum lease payments was 1 million Swiss francs (2007: 1 million Swiss francs). There were no contingent rents recognised in income.
Operating leases |  Certain assets, mainly some diagnostics instruments, are leased to third parties through operating lease arrangements. Such assets are reported within property, plant and equipment. Lease income from operating leases is recognised over the lease term on a straight line basis.
Operating leases: future minimum lease payments under non-cancellable leases |  in millions of CHF

	2008	2007

Within one year	94	72

Between one and five years	212	150

More than five years	–	–

Total minimum payments	306	222

At 31 December 2008, machinery and equipment with an original cost of 2,356 million Swiss francs (2007: 2,422 million Swiss francs) and a net book value of 997 million Swiss francs (2007: 973 million Swiss francs) was being leased to third parties. There was no contingent rent recognised as income.
Capital commitments
The Group has non-cancellable capital commitments for the purchase or construction of property, plant and equipment totalling 2.0 billion Swiss francs (2007: 2.3 billion Swiss francs). In addition, Genentech’s capital commitments in respect of its manufacturing agreements with Lonza and its leasing arrangements are described in Note 3.

13. Goodwill
Goodwill: movements in carrying value of assets |  in millions of CHF

	2008	2007

At 1 January	6,835	5,914

BioVeris acquisition[7]	–	540

Tanox acquisition[7]	–	352

Ventana acquisition[7]	1,750	–

Other business combinations[7]	289	336

Impairment charge	–	–

Currency translation effects	(521)	(307)

At 31 December	8,353	6,835

Allocated to the following cash-generating units

Pharmaceuticals Division

– Roche Pharmaceuticals	374	128

– Genentech	1,765	1,880

– Chugai	129	110

Total Pharmaceuticals Division	2,268	2,118

Diagnostics Division

– Diabetes Care	770	770

– Professional Diagnostics	1,752	1,879

– Molecular Diagnostics	–	–

– Applied Science	247	263

– Tissue Diagnostics	799	–

– Strategic goodwill (held at divisional level and not allocated to business areas)	2,517	1,805

Total Diagnostics Division	6,085	4,717

Total Group	8,353	6,835

There are no accumulated impairment losses in goodwill. The goodwill arising from investments in associates is classified as part of the investments in associates (see Note 15).
Goodwill impairment testing
Pharmaceuticals Division |  The division’s reportable operating segments are the cash-generating units used for the testing of goodwill. For Genentech and Chugai, the recoverable amount is based on fair value less costs to sell, determined with reference to the publicly quoted share prices of Genentech and Chugai shares. The goodwill in Roche Pharmaceuticals is not significant in comparison with the Group’s total carrying value of goodwill.
Diagnostics Division |  The division’s business areas are the cash-generating units used for the testing of goodwill. The goodwill arising from the Corange/Boehringer Mannheim acquisition and part of the goodwill from the Ventana acquisition is recorded and monitored at a divisional level as it relates to the strategic development of the whole division and cannot be meaningfully allocated to the division’s business areas. Therefore the cash-generating unit for this goodwill is the entire division. The recoverable amount used in the impairment testing is based on value in use. The cash flow projections used are based on the most recent business plans approved by management. These assume no significant changes in the organisation of the division and include management’s latest estimates on sales volume and pricing, and production and other operating costs. These reflect past experience and are projected over five years. The estimates for the Tissue Diagnostics business area are projected over ten years, which management believes reflects the long-term nature of this business. The cash flow projections used do not extend beyond management’s most recent business plans. The discount rate used is based on a rate of 8.4%, which is derived from a capital asset pricing model using data from Swiss capital markets, including Swiss Federal Government ten-year bonds and the Swiss Market Index. A weighted average tax rate of 19.7% is used in the calculations. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.

84          Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
14. Intangible assets
Intangible assets: movements in carrying value of assets |  in millions of CHF

		Product
	Product	intangibles:	Technology
	intangibles:	not available	intangibles:
	in use	for use	in use	Total

At 1 January 2007

Cost	13,646	778	709	15,133

Accumulated amortisation and impairment	(9,070)	–	(594)	(9,664)

Net book value	4,576	778	115	5,469

Year ended 31 December 2007

At 1 January 2007	4,576	778	115	5,469

BioVeris acquisition[7]	117	–	–	117

Tanox acquisition[7]	613	93	–	706

Other business combinations[7]	223	10	34	267

Additions	255	743	51	1,049

Disposals	(1)	–	–	(1)

Amortisation charge	(942)	–	(34)	(976)

Impairment charge	–	(58)	–	(58)

Currency translation effects	(173)	(52)	(2)	(227)

At 31 December 2007	4,668	1,514	164	6,346

Cost	14,251	1,514	772	16,537

Accumulated amortisation and impairment	(9,583)	–	(608)	(10,191)

Net book value	4,668	1,514	164	6,346

Allocation by operating segment

– Roche Pharmaceuticals	326	1,085	52	1,463

– Genentech	955	408	35	1,398

– Chugai	440	8	–	448

– Diagnostics	2,947	13	77	3,037

Total Group	4,668	1,514	164	6,346

Year ended 31 December 2008

At 1 January 2008	4,668	1,514	164	6,346

Ventana acquisition[7]	819	570	–	1,389

Other business combinations[7]	26	253	92	371

Additions	55	363	–	418

Disposals	–	–	–	–

Amortisation charge	(927)	–	(42)	(969)

Impairment charge	(5)	(99)	–	(104)

Currency translation effects	(223)	(100)	(7)	(330)

At 31 December 2008	4,413	2,501	207	7,121

Cost	14,304	2,568	805	17,677

Accumulated amortisation and impairment	(9,891)	(67)	(598)	(10,556)

Net book value	4,413	2,501	207	7,121

Allocation by operating segment

– Roche Pharmaceuticals	77	1,361	129	1,567

– Genentech	774	576	11	1,361

– Chugai	440	9	–	449

– Diagnostics	3,122	555	67	3,744

Total Group	4,413	2,501	207	7,121

Significant intangible assets as at 31 December 2008 |  in millions of CHF

	Operating	Net book	Remaining
	segment	value	amortisation period

Product intangibles in use

Tanox acquisition	Genentech	475	11 years

Chugai acquisition	Chugai	440	4 –12 years

Corange/Boehringer Mannheim acquisition	Diagnostics	1,299	9 years

Igen acquisition	Diagnostics	389	8 years

Ventana acquisition	Diagnostics	713	9 years

Product intangibles not available for use

Alnylam alliance	Roche Pharmaceuticals	324	n/a

Ventana acquisition	Diagnostics	546	n/a

Classification of amortisation and impairment expenses |  in millions of CHF

		2008		2007
	Amortisation	Impairment	Amortisation	Impairment

Cost of sales

– Pharmaceuticals	477	–	614	–

– Diagnostics	450	5	328	–

Research and development

– Pharmaceuticals	34	99	31	58

– Diagnostics	8	–	3	–

Total	969	104	976	58

Internally generated intangible assets
The Group currently has no internally generated intangible assets from development as the criteria for the recognition as an asset are not met.
Intangible assets with indefinite useful lives
The Group currently has no intangible assets with indefinite useful lives.
Impairment of intangible assets
Impairment charges arise from changes in the estimates of the future cash flows expected to result from the use of the asset and its eventual disposal. Factors such as the presence or absence of competition, technical obsolescence or lower than anticipated sales for products with capitalised rights could result in shortened useful lives or impairment.
2008 |  In the Roche Pharmaceuticals operating segment an impairment charge of 30 million Swiss francs was recorded in the first half of 2008 and a further 69 million Swiss francs were recorded in the second half of 2008. These relate to product intangibles not available for use and follow from decisions to terminate development of three compounds with alliance partners. The assets concerned, which were not yet being amortised, were fully written-down by these charges. In the Diagnostics operating segment an impairment charge of 5 million Swiss francs was recorded in the second half of 2008 relating to product intangible assets in use. These followed the regular updating of the division’s business plans and technology assessments in the second half of 2008. The assets were written down to their recoverable amount of 13 million Swiss francs, based on a value in use calculation using a discount rate of 8.4%.
2007 |  In the Genentech operating segment an impairment charge of 42 million Swiss francs was recorded in the second half of 2007, which relates to a decision to terminate development of compounds with two alliance partners. In the Roche Pharmaceuticals operating segment an impairment charge of 16 million Swiss francs was recorded in the first half of 2007, which relates to a decision to terminate development of one compound with an alliance partner. The assets concerned, which were not yet being amortised, were fully written-down by these charges.

86          Roche Finance Report 2008      |      Roche Group — Notes to the Roche Group Consolidated Financial Statements
Intangible assets that are not yet available for use mostly represent in-process research and development assets acquired either through in-licensing arrangements, business combinations or separate purchases. As at 31 December 2008 the carrying value of such assets in the Pharmaceuticals Division is 1,946 million Swiss francs. Of this amount approximately 40% represents projects that have potential decision points within the next twelve months which in certain circumstances could lead to impairment. Due to the inherent uncertainties in the research and development process, such assets are particularly at risk of impairment if the project in question does not result in a commercialised product.
Potential commitments from alliance collaborations
The Group is party to in-licensing and similar arrangements with its alliance partners. These arrangements may require the Group to make certain milestone or other similar payments dependent upon the achievement of agreed objectives or performance targets as defined in the collaboration agreements.
The Group’s current estimate of future third-party commitments for such payments is set out in the table below. These figures are not risk adjusted, meaning that they include all such potential payments that can arise assuming all projects currently in development are successful. The timing is based on the Group’s current best estimate. These figures do not include any potential commitments within the Group, such as may arise between the Roche Pharmaceuticals, Genentech and Chugai businesses.
Potential future third-party collaboration payments as at 31 December 2008 |  in millions of CHF

	Pharmaceuticals	Diagnostics	Group

Within one year	113	24	137

Between one and two years	152	10	162

Between two and three years	135	10	145

Total	400	44	444

15. Associates
The Group’s investments in associates are accounted for using the equity method. The goodwill arising from investments in associates is classified as part of the investments in associates.
Investments in associates |   in millions of CHF

	Share of net income		Balance sheet value
	2008	2007	2008	2007

Total investments in associates	1	2	9	9

The Group has no significant investments in associates and there were no material transactions between the Group and its associates. Additional information about associates is given in Note 34.

16. Financial and other long-term assets
Financial and other long-term assets |  in millions of CHF

	2008	2007

Available-for-sale investments	588	836

Held-to-maturity investments	16	19

Loans receivable	16	19

Long-term trade receivables	73	190

Restricted cash	205	226

Other	42	43

Total financial long-term assets	940	1,333

Long-term employee benefits	230	273

Other	221	254

Total other long-term assets	451	527

Financial long-term assets are held for strategic purposes and are classified as non-current. The available-for-sale investments are mainly equity investments. Unquoted equity investments classified as available-for-sale are generally measured at cost, as their fair value cannot be measured reliably. These are primarily investments in private biotechnology companies, which are kept as part of the Group’s strategic alliance efforts. The carrying value of equity investments held at cost is 25 million Swiss francs (2007: 26 million Swiss francs). The average effective interest rate of held-to-maturity investments is 2.5% (2007: 4.4%). Loans receivable comprise all loans to third parties with a term of over one year.
17. Inventories
Inventories |  in millions of CHF

	2008	2007

Raw materials and supplies	702	603

Work in process	1,003	1,168

Finished goods and intermediates	4,466	4,590

Less: provision for slow-moving and obsolete inventory	(341)	(248)

Total inventories	5,830	6,113

In 2008 expenses relating to inventories expensed through cost of sales totalled 8,419 million Swiss francs (2007: 8,737 million Swiss francs).
18. Accounts receivable
Accounts receivable |  in millions of CHF

	2008	2007

Trade accounts receivable	9,804	9,834

Notes receivable	181	190

Less: allowances	(230)	(220)

Total accounts receivable	9,755	9,804

88          Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements
At 31 December 2008 accounts receivable include amounts denominated in US dollars equivalent to 2.8 billion Swiss francs (2007: 3.8 billion Swiss francs) and amounts denominated in euros equivalent to 3.9 billion Swiss francs (2007: 3.8 billion Swiss francs).
Net bad debt expense was 43 million Swiss francs (2007: 26 million Swiss francs). Significant concentrations within trade receivables of counterparty credit risk are described in Note 32.
19. Other current assets
Other current assets |  in millions of CHF

	2008	2007

Accrued interest income	145	37

Derivative financial instruments[24]	262	70

Restricted cash	–	889

Other	624	593

Total financial current assets	1,031	1,589

Prepaid expenses	452	355

Other	497	508

Total non-financial current assets	949	863

Total other current assets	1,980	2,452

Restricted cash in 2007 includes 889 million Swiss francs of the surety bond posted by Genentech in connection with the City of Hope litigation (see Note 25). Following the settlement of this litigation the entirety of the pledged amount became unrestricted cash and available for use in Genentech’s operations during the third quarter of 2008.
20. Marketable securities
Marketable securities |  in millions of CHF

	2008	2007

Financial assets at fair-value-through-profit-or-loss

Held-for-trading investments

– Bonds and debentures	1,027	1,129

Designated as fair-value-through-profit-or-loss

– Bonds and debentures	–	78

– Money market instruments and time accounts over three months	–	167

– other investments	–	178

Total financial assets at fair-value-through-profit-or-loss	1,027	1,552

Available-for-sale financial assets

– Shares	51	292

– Bonds and debentures	6,814	7,624

– Money market instruments and time accounts over three months	7,961	10,965

– Other investments	3	14

Total available-for-sale financial assets	14,829	18,895

Total marketable securities	15,856	20,447

Marketable securities are held for fund management purposes and are classified as current. They are primarily denominated in US dollars and euros. Other investments held for strategic purposes are classified as non-current (see Note 16).
Shares |  These consist primarily of readily saleable equity securities.
Bonds and debentures |  The carrying values, contract maturity and average effective interest rate of debt securities is shown below.
Bonds and debentures |  in millions of CHF

		2008		2007
		Average effective		Average effective
Contracted maturity	Amount	interest rate	Amount	interest rate

Within one year	2,612	5.81%	2,367	5.05%

Between one and five years	4,178	5.81%	5,690	4.89%

More than five years	1,051	5.35%	774	5.40%

Total bonds and debentures	7,841	5.75%	8,831	4.98%

Money market instruments |  These generally have fixed interest rates ranging from 0.05% to 5.50% (2007: 0.72% to 6.13%) depending upon the currency in which they are denominated. They are contracted to mature within one year of 31 December 2008.
21. Cash and cash equivalents
Cash and cash equivalents |  in millions of CHF

	2008	2007

Cash

– Cash in hand and in current or call accounts	1,999	2,792

Cash equivalents

– Time accounts with a maturity of three months or less	2,916	963

Total cash and cash equivalents	4,915	3,755

22. Accounts payable
Accounts payable |  in millions of CHF

	2008	2007

Trade accounts payable	1,053	1,188

Other taxes payable	437	406

Dividends payable	15	–

Other accounts payable	512	267

Total accounts payable	2,017	1,861

90          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

23. Accrued and other current liabilities
Accrued liabilities and other current liabilities |   in millions of CHF

	2008	2007

Deferred income	262	231

Accrued payroll and related items	1,838	1,566

Interest payable	95	104

Derivative financial instruments[24]	194	80

Other accrued liabilities	3,584	3,848

Total accrued and other current liabilities	5,973	5,829

24. Derivative financial instruments
The Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in Note 32. Derivative financial instruments are carried at fair value. The methods used for determining fair value are described in Note 1.
Derivative financial instruments |   in millions of CHF

		Assets		Liabilities
	2008	2007	2008	2007

Foreign currency derivatives

– Forward exchange contracts and swaps	155	29	(151)	(71)

– Other	21	4	–	(4)

Interest rate derivatives

– Swaps	20	7	(1)	–

– Other	23	–	–	(1)

Other derivatives	43	30	(42)	(4)

Total derivative financial instruments[19,23]	262	70	(194)	(80)

Hedge accounting
The Group’s accounting policy on hedge accounting, which is described in Note 1, requires that to qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.
As described in Note 32, the Group has financial risk management policies for foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. When deemed appropriate, certain of the above risks are managed through the use of derivatives. While many of these transactions can be considered as hedges in economic terms, if the required conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship, which means that any derivatives are reported at fair value, with changes in fair value included in financial income.
The Group generally limits the use of hedge accounting to certain significant transactions. Consequently as at 31 December 2008 the Group has no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting, apart from those described below.
The Group has hedged some of its fixed-term debt instruments with interest rate swaps. As at 31 December 2008 such instruments, which have been designated and qualify as fair value hedges, are recorded in the balance sheet as an asset with a fair value of 20 million Swiss francs (2007: asset of 7 million Swiss francs). During 2008 a gain of 14 million Swiss francs was recorded on these interest rate swaps (2007: gain of 20 million Swiss francs). As the fair value hedge has been highly effective since inception, the result of the interest rate swaps is largely offset by changes in the fair value of the hedged debt instruments.

Genentech has non-US dollar cash flows from future royalty income and development expenses expected over the next one to five years. To hedge part of this foreign exchange risk Genentech enters into derivative financial instruments such as options and forward contracts. Genentech has equity investments in various biotechnology companies that are subject to a greater risk of market fluctuation than the stock market in general. To manage part of this exposure Genentech enters into derivative financial instruments such as zero cost collars and forward contracts. As at 31 December 2008 such instruments, which are designated and qualify for hedge accounting, are recorded as assets with a fair value of 42 million Swiss francs (2007: assets of 27 million Swiss). These matters are also described in Genentech’s annual report and quarterly SEC filings.
Movements on the fair value reserve for designated cash flow hedges are included in Note 28.
25. Provisions and contingent liabilities
Provisions: movements in recognised liabilities |   in millions of CHF

	Legal	Environmental	Restructuring	Employee	Other
	provisions	provisions	provisions	provisions	provisions	Total

Year ended 31 December 2007

At 1 January 2007	1,445	186	174	237	307	2,349

Additional provisions created	123	36	132	125	339	755

Unused amounts reversed	(111)	(1)	(28)	(4)	(17)	(161)

Utilised during the year	(340)	(11)	(82)	(77)	(186)	(696)

Unwinding of discount[5]	64	3	–	2	–	69

Currency translation effects	(79)	(10)	(3)	(6)	(13)	(111)

At 31 December 2007	1,102	203	193	277	430	2,205

Of which

– Current portion	999	30	116	41	331	1,517

– Non-current portion	103	173	77	236	99	688

Total provisions	1,102	203	193	277	430	2,205

Year ended 31 December 2008

At 1 January 2008	1,102	203	193	277	430	2,205

Additional provisions created	125	3	191	110	426	855

Unused amounts reversed	(354)	(18)	(17)	(10)	(39)	(438)

Utilised during the year	(618)	(22)	(91)	(76)	(254)	(1,061)

Unwinding of discount[5]	15	4	1	1	–	21

Currency translation effects	(47)	(9)	(13)	(23)	(32)	(124)

At 31 December 2008	223	161	264	279	531	1,458

Of which

– Current portion	90	19	186	60	449	804

– Non-current portion	133	142	78	219	82	654

Total provisions	223	161	264	279	531	1,458

Expected outflow of resources

– Within one year	90	19	186	60	449	804

– Between one to two years	39	16	29	90	17	191

– Between two to three years	19	10	24	10	17	80

– More than three years	75	116	25	119	48	383

Total provisions	223	161	264	279	531	1,458

92          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

Major legal cases
Income (expense) from major legal cases is disclosed separately in the income statement due to the materiality of the amounts and in order to fairly present the Group’s results. Income of 271 million Swiss francs was recorded in 2008 following the 24 April 2008 California Supreme Court decision in the City of Hope litigation (see below). This consists of the 310 million US dollars released to income as a favourable litigation settlement, net of amounts recorded in respect of final settlement negotiations with the City of Hope National Medical Center. Costs of other litigation matters that are less material are expensed in the current period and reported within general and administration expenses. The total income tax expense recorded in respect of major legal cases was 105 million Swiss francs (see Note 6).
Legal provisions
Legal provisions consist of a number of separate legal matters, including claims arising from trade, in various Group companies. The majority of any cash outflows for these other matters are expected to occur within the next one to three years, although these are dependent on the development of the various litigations. Significant provisions are discounted by between 4% and 5% where the time value of money is material.
Environmental provisions
Provisions for environmental matters include various separate environmental issues in a number of countries. By their nature the amounts and timing of any outflows are difficult to predict. The estimated timings of these cash outflows are shown in the table above. Significant provisions are discounted by between 7% and 8% where the time value of money is material.
Restructuring provisions
These arise from planned programmes that materially change the scope of business undertaken by the Group or the manner in which business is conducted. Such provisions include only the costs necessarily entailed by the restructuring which are not associated with the recurring activities of the Group. The timings of these cash outflows are reasonably certain on a global basis and are shown in the table above. Significant provisions are discounted by 4% where the time value of money is material.
Employee provisions
These mostly relate to certain employee benefit obligations, such as sabbatical leave and long-service benefits. The timings of these cash outflows can be reasonably estimated based on past performance and are shown in the table above. Significant provisions are discounted by 6% where the time value of money is material.
Other provisions
Other provisions mostly relate to sales returns and various other provisions from Group companies that do not fit into the above categories. The timings of cash outflows are by their nature uncertain and the best estimates are shown in the table above. These provisions are not discounted as the time value of money is not material in these matters.
Contingent liabilities
The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group operates are also subject to other risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are not predictable.
The Group has entered into strategic alliances with various companies in order to gain access to potential new products or to utilise other companies to help develop the Group’s own potential new products. Potential future payments may become due to certain collaboration partners achieving certain milestones as defined in the collaboration agreements. The Group’s best estimates of future commitments for such payments are given in Note 14.

Roche Pharmaceuticals legal cases
Hoffmann-La Roche Inc. (‘HLR’) and various other Roche affiliates have been named as defendants in numerous legal actions in the United States and elsewhere relating to the acne medication Accutane. The litigation alleges that Accutane caused certain serious conditions, including, but not limited to, inflammatory bowel disease (‘IBD’), birth defects and psychiatric disorders. As of 31 December 2008 HLR is defending approximately 560 actions brought in various federal and state courts throughout the United States for personal injuries allegedly resulting from their use of Accutane. Most of the actions allege IBD as a result of Accutane use.
All of the actions pending in federal court alleging IBD were consolidated for pre-trial proceedings in a MultiDistrict Litigation in the United States District Court for the Middle District of Florida, Tampa Division. In July 2007 the District Court granted summary judgment in favour of HLR in the lead federal IBD cases. The plaintiffs appealed and in August 2008 these rulings were affirmed by the United States Court of Appeals for the Eleventh Circuit.
All of the actions pending in state court in New Jersey alleging IBD were consolidated for pre-trial proceedings in the Superior Court of New Jersey, Law Division, Atlantic County. As of 31 December 2008 juries in the Superior Court have ruled in favour of the plaintiff in five cases, assessing total compensatory damages totalling 26 million US dollars. HLR has appealed in one case to the Superior Court of New Jersey, Appellate Division and is reviewing its post-trial option in the other cases.
In October 2007 a jury in the Circuit Court of Escambia County, Florida, returned a verdict in favour of the plaintiff, assessing total compensatory damages of 7 million US dollars, subsequently reduced to 6.8 million US dollars by the court, against the Company. HLR has appealed to the District Court of Appeal, State of Florida.
As of 31 December 2008 the Group has recorded provisions totalling 96 million US dollars (102 million Swiss francs) in respect of these matters. Additional trials are scheduled for 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case and therefore the trial results to date may not be predictive of future trial results. The Group continues to defend vigorously the remaining personal injury cases and claims.
Genentech legal cases
On 10 June 2002 Genentech announced that a Los Angeles County Superior Court jury voted to award the City of Hope National Medical Center (‘City of Hope’) approximately 300 million US dollars in compensatory damages based on a finding of a breach of a 1976 agreement between Genentech and the City of Hope. On 24 June 2002 the jury voted to award the City of Hope 200 million US dollars in punitive damages in the same case. On 13 September 2002 Genentech filed a notice of appeal of the jury verdict and damages awards with the California Court of Appeal. On 21 October 2004 the Court of Appeal affirmed the verdict and damages awards in all respects. Also, on 21 October 2004 Genentech announced that it would seek review by the California Supreme Court, which has discretion over which cases it will review. On 24 November 2004 Genentech filed its petition for review by the California Supreme Court and on 2 February 2005 the California Supreme Court granted this petition. The appeal to the California Supreme Court was heard on 5 February 2008 and on 24 April 2008 overturned the award of 200 million US dollars in punitive damages to the City of Hope, but upheld the award of 300 million US dollars in compensatory damages. On 9 May 2008 Genentech paid 476 million US dollars to the City of Hope, reflecting the amount of compensatory damages awarded, plus interest thereon from the date of the original decision on 10 June 2002.
During the appeals process interest had accrued on the total amount of the damages at a simple annual rate of 10%. During 2008 interest of 11 million Swiss francs (2007: 60 million Swiss francs) was recorded as the time cost of provisions within financing costs.

94          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

A full provision, totalling 776 million US dollars as at 31 December 2007, had been recorded for these awards. As a result of the 24 April 2008 California Supreme Court decision, provisions totalling 310 million US dollars were released to income as a favourable litigation settlement, of which 200 million US dollars relates to the original award recorded in 2002 as an exceptional major legal case expense and 110 million US dollars relates to interest accrued as a charge to financing costs in the intervening periods.
On 3 October 2002 Genentech entered into an arrangement with third-party insurance companies to post a surety bond in connection with this judgment. As part of this arrangement Genentech had pledged 788 million US dollars in cash and investments to secure this bond. This amount, which was equivalent to 889 million Swiss francs at 31 December 2007, was recorded as restricted cash within other current assets in the Annual Financial Statements. During the third quarter of 2008 the court completed certain administrative procedures to dismiss the case. As a result the restrictions were lifted from the restricted cash and investments and the funds became available for use in Genentech’s operations.
Genentech and City of Hope are in discussions but have not yet reached agreement regarding additional royalties and other amounts that Genentech owes to City of Hope under the 1976 agreement for third-party product sales and settlement of a third-party patent litigation that occurred after the 2002 judgement. Additional accruals have been made representing management’s best estimate of the final obligation.
On 4 October 2004 Genentech received a subpoena from the United States Department of Justice, requesting documents related to the promotion of Rituxan. Genentech is co-operating with the associated investigation. Through counsel Genentech are having discussions with government representatives about the status of their investigation and Genentech’s views on this matter, including potential resolution. Previously the investigation had been both civil and criminal in nature. Genentech was informed in August 2008 by the criminal prosecutor who handled this matter that the government has declined to prosecute Genentech criminally in connection with this investigation. The civil matter is still ongoing. The outcome of this matter cannot be determined at this time.
On 11 April 2003 MedImmune, Inc. (‘MedImmune’) filed a lawsuit against Genentech, the City of Hope National Medical Center, and Celltech R&D Ltd., in the US District Court for the Central District of California, Los Angeles. The lawsuit relates to US Patent No. 6,331,415 (‘the Cabilly patent’) that is co-owned by Genentech and the City of Hope National Medical Center and under which MedImmune and other companies have been licensed and are paying royalties. The lawsuit included claims for violation of antitrust, patent and unfair competition laws. On 11 June 2008 Genentech announced that it had settled its patent litigation with MedImmune. Under the terms of the settlement agreement the litigation which was pending before the US District Court for the Central District of California has now been fully resolved and dismissed.
On 13 May 2005 a request was filed by a third party for re-examination of the Cabilly patent. On 7 July 2005 the US Patent and Trademark Office ordered a re-examination of this patent. On 13 September 2005 the Patent Office issued an initial non-final Office action rejecting the claims of the patent. Genentech filed a response on 25 November 2005. A second re-examination request for this same patent was filed on 23 December 2005 by another third party and on 23 January 2006 the Patent Office granted that re-examination request. On 6 June 2006 the two re-examinations were combined by the Patent Office into a single re-examination. On 16 August 2006 the Patent Office issued a non-final Office action in the merged proceeding, rejecting the claims of the Cabilly patent based on the issues raised in the two re-examination requests. Genentech filed its response on 30 October 2006. On 16 February 2007 the Patent Office mailed a final Office action rejecting all thirty six claims of the Cabilly patent. On 21 May 2007 Genentech responded to the final Office action and petitioned for continued re-examination. On 31 May 2007 the Patent Office granted Genentech’s petition, withdrew the finality of the February 2007 Office action and agreed to treat Genentech’s 21 May 2007 filing as a response to a first Office action. On 25 February 2008 the Patent Office mailed a final Patent Office action rejecting all the claims of the Cabilly patent. Genentech filed a response to that final Patent Office action on 6 June 2008. On 19 July 2008 the Patent Office mailed an advisory action replying to Genentech’s response and confirming the rejection of all claims of the Cabilly patent. Genentech filed a notice of appeal challenging the rejection on 22 August 2008. Genentech’s opening appeal brief was on 9 December 2008. The Cabilly patent, which expires in 2018, relates to methods used by Genentech and others to make certain antibodies or antibody fragments, as well as cells and DNA used in these methods. Genentech has licensed the Cabilly patent to other companies and derives significant royalties from these licences. The claims of the Cabilly patent remain valid and enforceable throughout the re-examination and appeals processes. No provisions have been recorded in respect of this litigation as the outcome of this matter cannot be determined at this time. During the fourth quarter of 2008 the process of recognising revenue from the Cabilly patents was changed from an estimated accruals basis to a cash basis. As a result of this change, net royalties decreased by approximately 66 million US dollars, equivalent to 71 million Swiss francs, in the fourth quarter of 2008 compared to the third quarter. The Cabilly patent licences contributed operating profit of 156 million US dollars in 2008, equivalent to 169 million Swiss francs (2007: 133 million US dollars, equivalent to 160 million Swiss francs).
On 30 May 2008 Centocor, Inc. filed a patent lawsuit against Genentech and City of Hope in the US District Court for the Central District of California. The lawsuit relates to the Cabilly patent and seeks a declaratory judgment of patent invalidity and unenforceability with regard to the Cabilly patent and of patent non-infringement with regard to certain of Centocor’s products. Centocor filed an amended complaint on 3 September 2008. Genentech answered the complaint on 19 September 2008 and also filed counterclaims against Centocor alleging that four Centocor products infringe certain Genentech patents. Genentech filed an amendment to those counterclaims on 10 October 2008 and Centocor answered these counterclaims on 26 November 2008. A status conference has been set in the case for 9 February 2009. The outcome of this matter cannot be determined at this time.
In 2006 Genentech made development decisions involving its humanised anti-CD20 programme, and its collaborator, Biogen Idec Inc., disagreed with certain of Genentech’s development decisions related to humanised anti-CD20 products. Under Genentech’s 2003 collaboration agreement with Biogen Idec, Genentech believe that it is permitted to proceed with further trials of certain humanised anti-CD20 antibodies, but Biogen Idec disagreed with Genentech’s position. The disputed issues have been submitted to arbitration. In the arbitration, Biogen Idec filed motions for a preliminary injunction and summary judgment seeking to stop Genentech from proceeding with certain development activities, including planned clinical trials. On 20 April 2007, the arbitration panel denied Biogen Idec’s motion for a preliminary injunction and Biogen Idec’s motion for summary judgment. Resolution of the arbitration could require that both parties agree to certain development decisions before moving forward with humanised anti-CD20 antibody clinical trials (and possibly clinical trials of other collaboration products, including Rituxan), in which case Genentech may have to alter or cancel planned clinical trials in order to obtain Biogen Idec’s approval. Each party is also seeking monetary damages from the other. The arbitrators held hearings on this matter over several days in September 2008 and closing arguments on 9 December 2008. The hearings formally closed on 8 January 2009. A final decision from the arbitrators is expected by no later than July 2009. The outcome of this matter cannot be determined at this time.
On 28 June 2003 Mr Ubaldo Bao Martinez filed a lawsuit against Porriño Town Council and Genentech España S. L. in the Contentious Administrative Court Number One of Pontevedra, Spain. The lawsuit challenges the Town Council’s decision to grant licenses to Genentech España S.L. for the construction and operation of a warehouse and biopharmaceutical manufacturing facility in Porriño, Spain. On 21 January 2008 the Administrative Court ruled in favour of Mr Bao on one of the claims in the lawsuit and ordered the closing and demolition of the facility, subject to certain further legal proceedings. On 12 February 2008, Genentech and the Town Council filed appeals of the Administrative Court decision at the High Court in Galicia, Spain. In addition, Genentech are evaluating with legal counsel in Spain whether there may be other administrative remedies available to overcome the Administrative Court’s ruling. Genentech sold the assets of Genentech España S. L., including the Porriño facility, to Lonza Group Ltd. (‘Lonza’) in December 2006, and Lonza has operated the facility since that time. Under the terms of that sale, Genentech retained control of the defence of this lawsuit and agreed to indemnify Lonza against certain contractually defined liabilities up to a specified limit, which is currently estimated to be approximately 100 million US dollars. No provisions have been recorded in respect of this litigation as the outcome of this matter and Genentech’s indemnification obligation to Lonza, if any, cannot be determined at this time.

96          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

On 8 May, 11 June, 8 August, and 29 September of 2008, Genentech was named as a defendant, along with InterMune, Inc. and its former chief executive officer, W. Scott Harkonen, in four separate class-action complaints filed in the US District Court for the Northern District of California on behalf of plaintiffs who allegedly paid part or all of the purchase price for a product that was licensed by Genentech to Connectics Corporation and was subsequently assigned to InterMune. The complaints are related in part to royalties that Genentech received. The 8 May, 11 June, 8 August complaints have been consolidated into a single amended complaint that claims and seeks damages for violations of federal racketeering laws, unfair competition laws, and consumer protection laws, and for unjust enrichment. The 29 September complaint includes six claims, but only names Genentech as a defendant in one claim for damages for unjust enrichment. This matter was formally related to the consolidated complaint on 10 December 2008. Genentech’s motion to dismiss these matters is currently scheduled for hearing on 2 February 2009. The outcome of these matters cannot be determined at this time.
Subsequent to the Roche Proposal, more than thirty shareholder lawsuits have been filed against Genentech and/or the members of its Board of Directors, and various Roche entities including Roche Holdings, Inc. (RHI) and Roche Holding Ltd. (Roche Holding AG). The lawsuits are currently pending in various state courts, including the Delaware Court of Chancery and San Mateo County Superior Court, as well as in the United States District Court for the Northern District of California. The lawsuits generally assert class-action claims for breach of fiduciary duty and aiding and abetting breaches of fiduciary duty based in part on allegations that, in connection with Roche’s offer to purchase the remaining shares, some or all of the defendants have failed to properly value Genentech, have failed to solicit other potential acquirers and are engaged in improper self-dealing. Several of the suits also seek the invalidation, in whole or in part, of the July 1999 Affiliation Agreement between Genentech and RHI (Affiliation Agreement), and an order deeming Articles 8 and 9 of Genentech’s Amended and Restated Certificate of Incorporation inapplicable or invalid to a potential transaction with Roche. The outcome of these matters cannot be determined at this time.
On 27 October 2008 Genentech and Biogen Idec Inc. filed a complaint against Sanofi-Aventis Deutschland GmbH (‘Sanofi’), Sanofi-Aventis US LLC and Sanofi-Aventis US Inc. in the Northern District of California seeking a declaratory judgement that certain Genentech products, including Rituxan, do not infringe Sanofi’s US Patents 5,849,522 (‘the ‘522 patent’) and 6,218,140 (‘the ‘140 patent’) and a declaratory judgement that the ‘522 and ‘140 patents are invalid. On 2 December 2008 Sanofi filed a motion to dismiss this complaint for lack of jurisdiction. A discovery hearing relating to this motion is currently set for 13 February 2009. Also on 27 October 2008 Sanofi filed suit against Genentech and Biogen Idec in the Eastern District of Texas, Lufkin Division, claiming that Rituxan and at least eight other Genentech products infringe the ‘522 and ‘140 patents. On 22 January 2009 Genentech filed a motion to transfer this matter to the Northern District of California. Sanofi is seeking preliminary and permanent injunctions, compensatory and exemplary damages, and other relief. In addition on 24 October 2008 Hoechst GmbH filed with the ICC International Court of Arbitration (Paris) a request for arbitration with Genentech, relating to a terminated agreement between Hoechst’s predecessors and Genentech that pertained to the above patents and related patents outside the United States. Genentech’s answer to the arbitration request was filed on 19 January 2009. Hoechst is seeking payments on royalties on sales of Genentech products, damages for breach of contract, and other relief. Genentech intends to vigorously defend itself. The outcome of these matters cannot be determined at this time.
Genentech’s annual report and quarterly SEC filings contain the detailed disclosures of litigation matters that are required by US GAAP. These include further details on the above matters as well as including information on other litigation that is not currently as significant as the matters referred to above.

26. Other non-current liabilities
Other non-current liabilities |  in millions of CHF

	2008	2007

Deferred income	174	243

Other long-term liabilities	285	480

Total other non-current liabilities	459	723

27. Debt
Debt: recognised liabilities |  in millions of CHF

	2008	2007

Debt instruments	3,564	6,294

Amounts due to banks and other financial institutions	77	130

Genentech leasing obligations [3]	337	305

Finance lease obligations [12]	4	9

Other borrowings	107	128

Total debt	4,089	6,866

Reported as

– Long-term debt	2,972	3,834

– Short-term debt	1,117	3,032

Total debt	4,089	6,866

Debt: repayment terms |  in millions of CHF

	2008	2007

Within one year	1,117	3,032

Between one and two years	565	584

Between two and three years	6	576

Between three and four years	4	25

Between four and five years	3	3

More than five years	2,394	2,646

Total debt	4,089	6,866

The fair value of the debt instruments is 3.5 billion Swiss francs (2007: 6.2 billion Swiss francs) and the fair value of total debt is 4.0 billion Swiss francs (2007: 6.8 billion Swiss francs). This is calculated based on the observable market prices of the debt instruments or the present value of the future cash flows on the instrument, discounted at a market rate of interest for instruments with similar credit status, cash flows and maturity periods.
There are no pledges on the Group’s assets in connection with debt.
Amounts due to banks and other financial institutions
These amounts are denominated in various currencies, notably in Chinese renminbi, and the average interest rate was 4.5%. The average interest rate in 2007 was 5.8%, when the balance was primarily denominated in euros. Repayment dates are up to five years and 61 million Swiss francs (2007: 105 million Swiss francs) are due within one year.

98          Roche Finance Report 2008     |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

Debt instruments
Recognised liabilities and effective interest rates of debt instruments |  in millions of CHF

	Effective
	interest rate	2008	2007

European Medium Term Note programme
4% bonds due 9 October 2008, principal 750 million euros	4.16%	–	1,240

5.375% bonds due 29 August 2023, principal 250 million pounds sterling	5.46%	377	553

Swiss franc bonds

‘Rodeo’ 1.75% due 20 March 2008, principal 1 billion Swiss francs	3.00%	–	998

US dollar bonds

‘Chameleon’ 6.75% due 6 July 2009, principal 487 million US dollars	6.77%	522	568

Genentech Senior Notes

4.40% Senior Notes due 15 July 2010, principal 500 million US dollars	4.53%	549	569

4.75% Senior Notes due 15 July 2015, principal 1 billion US dollars	4.87%	1,058	1,127

5.25% Senior Notes due 15 July 2035, principal 500 million US dollars	5.39%	529	564

Genentech commercial paper

Notes due at various dates until 23 January 2009,
principal 500 million US dollars (2007: principal 600 million US dollars	0.80%
due until 22 January 2008)	(2007: 4.46%)	529	675

Japanese yen convertible bonds issued by Chugai

‘Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds’ 1.05% due 30 September 2008 (2007: outstanding principal amount 42 million Japanese yen)	1.05%	–	–

Total debt instruments		3,564	6,294

Unamortised discount included in carrying value of debt instruments | in millions of CHF

		2008	2007

Sterling bonds		5	8

Total unamortised discount		5	8

Fair Value Option
In 2005 the Group applied the Fair Value Option on three of its outstanding debt instruments on which the Group had been applying fair value hedge accounting in the past. These debt instruments are the ‘European Medium Term Note programme’ Euro bonds, the ‘Chameleon’ US dollar bonds and the ‘Rodeo’ Swiss franc bonds. The Fair Value Option treatment is based on the elimination of an accounting mismatch which had been recognised between the hedging swaps (reported at fair value) and the hedged bonds (reported at amortised cost). The difference between the carrying value and the principal amount for these debt instruments totals 6 million Swiss francs (2007: 12 million Swiss francs).
Issuance of new debt instruments – 2007
Genentech commercial paper program |  In October 2007 Genentech established a commercial paper program under which it can issue up to 1 billion US dollars of unsecured commercial paper notes. Maturities under the program generally vary from overnight to five weeks and cannot exceed 397 days. As at 31 December 2008 unsecured commercial paper notes with a principal amount of 500 million US dollars (2007: 600 million US dollars) and an average interest rate of 0.80% (2007: 4.46%) were outstanding. Genentech intends to use the proceeds for general corporate purposes.

Repayments, redemptions and conversions of debt instruments – 2008
Redemption of ‘Rodeo’ Swiss franc bonds |  On the due date of 20 March 2008 the Group redeemed these bonds at the original issue amount plus accrued original issue discount (‘OID’). The effective interest rate of these bonds was 3.00%. The cash outflow was 1,000 million Swiss francs and there was no gain or loss recorded on the redemption.
Redemption of European Medium Term Note programme Euro bonds |  On the due date of 9 October 2008 the Group redeemed at the original issue amount plus accrued original issue discount (‘OID’). The effective interest rate of these bonds was 4.16%. The cash outflow was 1,188 million Swiss francs and there was no gain or loss recorded on the redemption.
Conversion and redemption of ‘Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds’ |  During 2008 the remaining outstanding bonds with a face value of 42 million Japanese yen (0.4 million Swiss francs) were either converted to shares of Chugai or redeemed at the issue price on the due date of 30 September 2008. The Group’s percentage ownership of Chugai was unaffected by this conversion, as the Group had bonds convertible into Chugai shares that mirrored those that Chugai had outstanding with third parties. There was no gain or loss recorded in the income statement upon the conversion and redemption. The cash outflow was less than 1 million Swiss francs.
Repayments, redemptions and conversions of debt instruments – 2007
Conversion and redemption of ‘LYONs V’ US dollar exchangeable notes |  On 22 June 2007 the Group announced that it would exercise its option to call these notes for redemption on 25 July 2007 at the original issue amount plus accrued original issue discount (‘OID’). In the period to 24 July 2007 notes with a principal amount of 848 million US dollars were converted into 4.5 million non-voting equity securities and the remaining notes were redeemed for cash on 25 July 2007. A total of 324 million Swiss francs were recorded to equity, which consists of the 1,008 million Swiss francs of cash used to purchase the non-voting equity securities used in the conversion and redemption, less the 622 million Swiss francs carrying value of the converted bonds and the related tax effects of 62 million Swiss francs. There was no gain or loss recorded in the income statement upon the conversion and redemption.
Redemption of European Medium Term Note programme US dollar bonds |  On the due date of 2 October 2007 the Group redeemed these bonds with a principal value of 750 million US dollars at the original issue amount plus accrued original issue discount (‘OID’). The cash outflow was 900 million Swiss francs. There was no gain or loss recorded in the income statement upon the redemption.
Partial conversion of ‘Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds’ |  During 2007 bonds with a face value of 0.1 billion Japanese yen (1 million Swiss francs) were converted to shares of Chugai. The Group’s percentage ownership of Chugai was unaffected by this conversion, as the Group has bonds convertible into Chugai shares that mirror those that Chugai has outstanding with third parties. There was no gain or loss recorded in the income statement upon the partial conversion.
Cash outflows from repayments, redemptions and conversions of debt instruments |  in millions of CHF

	2008	2007

‘LYONs V’ US dollar exchangeable notes	–	(1,008)

European Medium Term Note programme US dollar bonds	–	(900)

‘Rodeo’ Swiss franc bonds	(1,000)	–

European Medium Term Note programme Euro bonds	(1,188)	–

Genentech commercial paper (net repayment)	(107)

Japanese yen convertible bonds issued by Chugai	–	–

Total cash outflows from repayments and redemptions during the year	(2,295)	(1,908)

100          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
28. Equity attributable to Roche shareholders
Changes in equity attributable to Roche shareholders |  in millions of CHF

	Share	Own equity	Retained	Fair value	Hedging	Translation
Year ended 31 December 2007	capital	instruments	earnings	reserve	reserve	reserve	Total

At 1 January 2007 – restated [1]	160	(2,102)	44,548	459	15	(3,339)	39,741

Available-for-sale investments

– Valuation gains (losses) taken to equity	–	–	–	(198)	–	–	(198)

– Transferred to income statement on sale or impairment	–	–	–	(128)	–	–	(128)

Cash flow hedges

– Gains (losses) taken to equity	–	–	–	–	(45)	–	(45)

– Transferred to income statement a)	–	–	–	–	(3)	–	(3)

– Transferred to the initial balance sheet carrying value of hedged items	–	–	–	–	–	–	–

Exchange differences on translation of foreign operations	–	–	–	(10)	1	(1,897)	(1,906)

Defined benefit plans

– Actuarial gains (losses) [10]	–	–	1,178	–	–	–	1,178

– Limit on asset recognition [10]	–	–	(636)	–	–	–	(636)

Income taxes on items taken directly to or transferred from equity	–	–	(242)	9	19	–	(214)

Non-controlling interests	–	–	(3)	(7)	13	529	532

Net income recognised directly in equity	–	–	297	(334)	(15)	(1,368)	(1,420)

Net income recognised in income statement	–	–	9,761	–	–	–	9,761

Total recognised income and expense	–	–	10,058	(334)	(15)	(1,368)	8,341

Dividends paid	–	–	(2,930)	–	–	–	(2,930)

Transactions in own equity instruments	–	1,085	–	–	–	–	1,085

Equity compensation plans	–	–	559	–	–	–	559

Genentech and Chugai share repurchases [3,4]	–	–	(1,044)	–	–	–	(1,044)

Convertible debt instruments [27]	–	–	(324)	–	–	–	(324)

Changes in non-controlling interests	–	–	55	–	–	–	55

At 31 December 2007	160	(1,017)	50,922	125	–	(4,707)	45,483

a)	Of amounts transferred to income statement, losses of 10 million Swiss francs were reported as ‘Royalties and other operating income’ and gains of 7 million Swiss francs as ‘Financial income’.
As disclosed in Note 1, post-employment benefit assets, deferred tax liabilities and equity have been restated in the 31 December 2007 balance sheet following the adoption of IFRIC interpretation 14 in 2008. A reconciliation to the previously published balance sheet is provided in Note 1.

		Own
		equity
	Share	instru-	Retained	Fair value	Hedging	Translation
Year ended 31 December 2008	capital	ments	earnings	reserve	reserve	reserve	Total

At 1 January 2008	160	(1,017)	50,922	125	–	(4,707)	45,483

Available-for-sale investments

– Valuation gains (losses) taken to equity	–	–	–	(671)	–	–	(671)

– Transferred to income statement on sale or impairment	–	–	–	163	–	–	163

Cash flow hedges

– Gains (losses) taken to equity	–	–	–	–	(55)	–	(55)

– Transferred to income statementa)	–	–	–	–	83	–	83

– Transferred to the initial balance sheet carrying value of hedged items	–	–	–	–	–	–	–

Currency translation of foreign operations

– Exchange differences	–	–	–	16	–	(2,998)	(2,982)

– Accumulated differences transferred to income statement on divestment[34]	–	–	–	–	–	(16)	(16)

Defined benefit plans

– Actuarial gains (losses)[10]	–	–	(2,820)	–	–	–	(2,820)

– Limit on asset recognition[10]	–	–	636	–	–	–	636

Income taxes on items taken directly to or transferred from equity	–	–	662	88	(12)	–	738

Non-controlling interests	–	–	18	48	(7)	181	240

Net income recognised directly in equity	–	–	(1,504)	(356)	9	(2,833)	(4,684)

Net income recognised in income statement	–	–	8,969	–	–	–	8,969

Total recognised income and expense	–	–	7,465	(356)	9	(2,833)	4,285

Dividends paid	–	–	(3,969)	–	–	–	(3,969)

Transactions in own equity instruments	–	(98)	–	–	–	–	(98)

Equity compensation plans	–	–	789	–	–	–	789

Genentech and Chugai share repurchases[3,4]	–	–	(472)	–	–	–	(472)

Changes in ownership interests in subsidiaries

– Chugai[4]	–	–	(530)	–	–	–	(530)

– Ventana[7]	–	–	(964)	–	–	–	(964)

Changes in non-controlling interests	–	–	(45)	–	–	–	(45)

At 31 December 2008	160	(1,115)	53,196	(231)	9	(7,540)	44,479

a)	Of amounts transferred to income statement, losses of 86 million Swiss francs were reported as ‘Royalties and other operating income’ and gains of 3 million Swiss francs as ‘Financial income’.

102          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Share capital
As of 31 December 2008, the authorised and issued share capital of Roche Holding Ltd, which is the Group’s parent company, consisted of 160,000,000 shares with a nominal value of 1.00 Swiss franc each, as in the preceding year. The shares are bearer shares and the Group does not maintain a register of shareholders. Based on information supplied to the Group, a shareholder group with pooled voting rights owns 50.0125% (2007: 50.0125%) of the issued shares. This is further described in Note 33. Based on information supplied to the Group, Novartis Ltd, Basel, and its affiliates owns 33.3330% (participation below 33 1/3%) of the issued shares (2007: 33.3330%).
Non-voting equity securities (Genussscheine)
As of 31 December 2008, 702,562,700 non-voting equity securities have been authorised and were in issue as in the preceding year. Under Swiss company law these non-voting equity securities have no nominal value, are not part of the share capital and cannot be issued against a contribution which would be shown as an asset in the balance sheet of Roche Holding Ltd. Each non-voting equity security confers the same rights as any of the shares to participate in the net profit and any remaining proceeds from liquidation following repayment of the nominal value of the shares and, if any, participation certificates. In accordance with the law and the Articles of Incorporation of Roche Holding Ltd, the Company is entitled at all times to exchange all or some of the non-voting equity securities into shares or participation certificates.
Dividends
On 4 March 2008 the shareholders approved the distribution of a dividend of 4.60 Swiss francs per share and non-voting equity securities (2007: 3.40 Swiss francs) in respect of the 2007 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 3,969 million Swiss francs (2007: 2,930 million Swiss francs) and has been recorded against retained earnings in 2008. The Board of Directors has proposed dividends for the 2008 business year of 5.00 Swiss francs per share and non-voting equity security. This is subject to approval at the Annual General Meeting on 10 March 2009.
Own equity instruments
Holdings of own equity instruments |  in equivalent number of non-voting equity securities

	31 December 2008	31 December 2007
	(millions)	(millions)

Non-voting equity securities	3.0	0.4

Low Exercise Price Options	–	1.9

Derivative instruments	8.5	9.3

Total own equity instruments	11.5	11.6

Own equity instruments are recorded within equity at original purchase cost. Details of own equity instruments held at 31 December 2008 are shown in the table below. Fair values are disclosed for information purposes.
Own equity instruments at 31 December 2008: supplementary information

	Equivalent number
	of non-voting
	equity securities		Strike price	Market value
	(millions)	Maturity	(CHF)	(CHF millions)

Non-voting equity securities	3.0	n/a	n/a	481

Low Exercise Price Options	–	–	–	–

Derivative instruments	8.5	2 Feb. 2010–	123.00–
		8 Feb. 2014	229.60	310

Total	11.5			791

Non-voting equity securities and derivative instruments are held for the Group’s potential conversion obligations that may arise from the Roche Option Plan and Roche Stock-settled Stock Appreciation Rights (see Note 11). These mainly consist of call options that are exercisable at any time up to their maturity.
The net cash outflow from transactions in own equity instruments was 98 million Swiss francs (2007: net cash inflow of 1,085 million Swiss francs). The large cash inflow in 2007 mainly arose from a reduction in own equity instrument holdings following the conversion and redemption of the ‘LYONs V’ notes.
The Group holds none of its own shares.
Reserves
Fair value reserve  |   The fair value reserve represents the cumulative net change in the fair value of available-for-sale financial assets until the asset is sold, impaired or otherwise disposed of.
Hedging reserve  |   The hedging reserve represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
Translation reserve  |   The translation reserve represents the cumulative currency translation differences relating to the consolidation of Group companies that use functional currencies other than Swiss francs.

29. Earnings per share and non-voting equity security
Basic earnings per share and non-voting equity security
For the calculation of basic earnings per share and non-voting equity security, the number of shares and non-voting equity securities is reduced by the weighted average number of its own non-voting equity securities held by the Group during the period.
Basic earnings per share and non-voting equity security

		Group
	2008	2007

Net income attributable to Roche shareholders (CHF millions)	8,969	9,761

Number of shares (millions)[28]	160	160

Number of non-voting equity securities (millions)[28]	703	703

Weighted average number of own non-voting equity securities held (millions)	(3)	(4)

Weighted average number of shares and non-voting equity securities in issue (millions)	860	859

Basic earnings per share and non-voting equity security (CHF)	10.43	11.36

Diluted earnings per share and non-voting equity security
For the calculation of diluted earnings per share and non-voting equity security, the net income and weighted average number of shares and non-voting equity securities outstanding are adjusted for the effects of all dilutive potential shares and non-voting equity securities.

104          Roche Finance Report 2008     |     Roche Group — Notes to the Roche Group Consolidated Financial Statements
Potential dilutive effects arise from the convertible debt instruments and the employee stock option plans. If the outstanding convertible debt instruments were to be converted then this would lead to a reduction in interest expense and an increase in the number of shares which may have a net dilutive effect on the earnings per share. The exercise of outstanding vested employee stock options would have a dilutive effect. The exercise of the outstanding vested Genentech employee stock options would have a dilutive effect if the net income of Genentech is positive. The diluted earnings per share and non-voting equity security reflects the potential impacts of these dilutive effects on the earnings per share figures.
Diluted earnings per share and non-voting equity security

		Group
	2008	2007

Net income attributable to Roche shareholders (CHF millions)	8,969	9,761

Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive (CHF millions)	–	4

Increase in non-controlling share of Group net income, net of tax, assuming all outstanding Genentech and Chugai stock options exercised (CHF millions)	(159)	(141)

Net income used to calculate diluted earnings per share (CHF millions)	8,810	9,624

Weighted average number of shares and non-voting equity securities in issue (millions)	860	859

Adjustment for assumed conversion of convertible debt instruments, where dilutive (millions)	–	1

Adjustment for assumed exercise of equity compensation plans, where dilutive (millions)	1	2

Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share (millions)	861	862

Diluted earnings per share and non-voting equity security (CHF)	10.23	11.16

30. Non-controlling interests
Changes in equity attributable to non-controlling interests |  in millions of CHF

	2008	2007

At 1 January	7,960	7,370

Net income recognised directly in equity	(240)	(532)

Net income recognised in income statement

– Genentech[3]	1,659	1,451

– Chugai[4]	200	211

– Other non-controlling interests	16	14

Total net income recognised in income statement	1,875	1,676

Total recognised income and expense	1,635	1,144

Ventana acquisition[7]	321	–

Dividends paid to non-controlling shareholders

– Chugai[4]	(74)	(91)

– Other non-controlling interests	(21)	(6)

Equity compensation plans	574	449

Genentech and Chugai share repurchases[3,4]	(372)	(851)

Changes in ownership interests in subsidiaries

– Chugai[4]	(404)	–

– Ventana[7]	(321)	–

Changes in non-controlling interests	45	(55)

At 31 December	9,343	7,960

Of which

– Genentech[3]	7,397	5,933

– Chugai[4]	1,901	1,987

– Other non-controlling interests	45	40

Total non-controlling interests	9,343	7,960

31. Cash flow statement
Cash flows from operating activities
Cash flows from operating activities arise from the Group’s primary activities in the Pharmaceuticals and Diagnostics businesses. These are calculated by the indirect method by adjusting the Group’s operating profit for any operating income and expenses that are not cash flows (for example depreciation, amortisation and impairment) in order to derive the cash generated from operations. This and other operating cash flows are shown in the cash flow statement. Operating cash flows also include income taxes paid on all activities.

106          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Cash generated from operations  |   in millions of CHF

	2008	2007

Net income	10,844	11,437

Add back non-operating (income) expense

– Associates[15]	(1)	(2)

– Financial income[5]	(1,123)	(1,805)

– Financing costs[5]	887	971

– Income taxes[6]	3,317	3,867

– Major legal cases[25]	(271)	–

– Changes in Group organisation[8]	243	–

Operating profit before exceptional items	13,896	14,468

Depreciation of property, plant and equipment[12]	1,676	1,560

Amortisation of intangible assets[14]	969	976

Impairment of intangible assets[14]	104	58

Impairment of property, plant and equipment[12]	28	6

Operating expenses for defined benefit post-employment plans[10]	317	370

Operating expenses for equity-settled equity compensation plans[11]	526	603

Other adjustments	110	439

Cash generated from operations	17,626	18,480

Cash flows from investing activities
Cash flows from investing activities are principally those arising from the Group’s investments in property, plant and equipment and intangible assets, and from the acquisition and divestment of subsidiaries, associates and businesses. Cash flows connected with the Group’s portfolio of marketable securities and other investments are also included, as are any interest and dividend payments received in respect of these securities and investments. These cash flows indicate the Group’s net reinvestment in its operating assets and the cash flow effects of business combinations and divestments, as well as the cash generated by the Group’s other investments.
Interest and dividends received  |   in millions of CHF

	2008	2007

Interest received	606	1,071

Dividends received	5	8

Total	611	1,079

Cash flows from financing activities
Cash flows from financing activities are primarily the proceeds from the issue and repayment of the Group’s equity and debt instruments. They also include interest payments and dividend payments on these instruments. Cash flows from short-term financing, including finance leases, are also included. These cash flows indicate the Group’s transactions with the providers of its equity and debt financing. Cash flows from short-term borrowings are shown as a net movement, as these consist of a large number of transactions with short maturity.
Interest and dividends paid  |   in millions of CHF

	2008	2007

Interest paid	(216)	(297)

Dividends paid[28,30]	(4,051)	(3,027)

Total	(4,267)	(3,324)

Significant non-cash transactions
An increase in property, plant and equipment of 102 million Swiss francs (2007: 205 million Swiss francs) was recorded from Genentech leasing arrangements (see Note 3) and there was a corresponding increase in long-term debt.

32. Risk management
Group risk management
Risk management is a fundamental element of the Group’s business practice on all levels and encompasses different types of risks. At a group level risk management is an integral part of the business planning and controlling processes. Material risks are monitored and regularly discussed with the Corporate Executive Committee and the Audit Committee of the Board of Directors. This overall Group risk management process includes the performance of a risk assessment that is described in more detail in the Business Report on page 89. Financial risk management specifically is described in further detail below.
Financial risk management
The Group is exposed to various financial risks arising from its underlying operations and corporate finance activities. The Group’s financial risk exposures are predominantly related to changes in foreign exchange rates, interest rates and equity prices as well as the creditworthiness and the solvency of the Group’s counterparties.
Financial risk management within the Group is governed by policies reviewed by the boards of directors of Roche, Genentech or Chugai as appropriate to their areas of statutory responsibility. These policies cover credit risk, liquidity risk and market risk. The policies provide guidance on risk limits, type of authorised financial instruments and monitoring procedures. As a general principle, the policies prohibit the use of derivative financial instruments for speculative trading purposes. Policy implementation and day-to-day risk management are carried out by the relevant treasury functions and regular reporting on these risks is performed by the relevant accounting and controlling functions within Roche, Genentech and Chugai.
Carrying value and fair value of financial assets  |   in millions of CHF

				Carrying value by asset class
			FVtPL a)-
	Available-	FVtPL a)-	held for	Held to	Loans and		Fair
By line items in notes	for-sale	Designated	trading	maturity	receivables	Total	value

Year ended 31 December 2008

Accounts receivable	–	–	–	–	9,755	9,755	9,755

Accrued interest income	–	–	–	–	145	145	145

Marketable securities:

– Money market instruments and time accounts over 3 months	7,961	–	–	–	–	7,961	7,961

– Bonds and debentures	6,814	–	1,027	–	–	7,841	7,841

– Shares	51	–	–	–	–	51	51

– Other investments	3	–	–	–	–	3	3

Cash and cash equivalents	–	–	–	–	4,915	4,915	4,915

Derivative financial instruments	–	–	262	–	–	262	262

Available-for-sale investments	588	–	–	–	–	588	588

Held-to-maturity investments	–	–	–	16	–	16	16

Loans receivable	–	–	–	–	16	16	16

Long-term trade receivables	–	–	–	–	73	73	73

Other financial current assets	–	–	–	–	624	624	624

Restricted cash	–	–	–	–	205	205	205

Other long-term assets	–	–	–	–	42	42	42

Total	15,417	–	1,289	16	15,775	32,497	32,497

108          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements

				Carrying value by asset class
			FVtPL a)-
	Available-	FVtPL a)-	held for	Held to	Loans and		Fair
By line items in notes	for-sale	Designated	trading	maturity	receivables	Total	value

Year ended 31 December 2007

Accounts receivable	–	–	–	–	9,804	9,804	9,804

Accrued interest income	–	–	–	–	37	37	37

Marketable securities:

– Money market instruments and time accounts over 3 months	10,965	167	–	–	–	11,132	11,132

– Bonds and debentures	7,624	78	1,129	–	–	8,831	8,831

– Shares	292	–	–	–	–	292	292

– Other investments	14	178	–	–	–	192	192

Cash and cash equivalents	–	–	–	–	3,755	3,755	3,755

Derivative financial instruments	–	–	70	–	–	70	70

Available-for-sale investments	836	–	–	–	–	836	836

Held-to-maturity investments	–	–	–	19	–	19	19

Loans receivable	–	–	–	–	19	19	19

Long-term trade receivables	–	–	–	–	190	190	190

Other financial current assets	–	–	–	–	593	593	593

Restricted cash	–	–	–	–	1,115	1,115	1,115

Other long-term assets	–	–	–	–	43	43	43

Total	19,731	423	1,199	19	15,556	36,928	36,928

a)	Fair-value-through-profit-or-loss.
Credit risk
Credit risk arises from the possibility that counterparties to transactions may default on their obligations, causing financial losses for the Group. The objective of managing counterparty credit risk is to prevent losses of liquid funds deposited with or invested in such counterparties.
The maximum exposure to credit risk resulting from financial activities, without considering netting agreements and without taking account of any collateral held or other credit enhancements, is equal to the carrying value of the Group’s financial assets.
Trade receivables  |   These are subject to a policy of active credit risk management which focuses on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. The objective of the management of trade receivables is to sustain the growth and profitability of the Group by optimising asset utilisation whilst maintaining risks at an acceptable level. Except as noted below, there is no significant concentration of counterparty credit risk due to the Group’s large number of customers and their wide geographical spread. Risk limits and exposures are continuously monitored by country and by the nature of counterparties. Additionally, the Group obtains credit insurance and similar enhancements when appropriate to protect the collection of trade receivables. As at 31 December 2008 no collateral was held for loans and receivables (2007: none).
At 31 December 2008 the Group’s combined trade accounts receivable balance with three US national wholesale distributors, AmerisourceBergen Corp., Cardinal Health Inc. and McKesson Corp., was equivalent to 1.4 billion Swiss francs representing 15% of the Group’s consolidated trade accounts receivable (2007: 1.5 billion Swiss francs representing 16%).

Nature and geographical location of trade receivables (not overdue) counterparties |  in millions of CHF

				2008				2007
			Whole-				Whole-
			salers/				salers/
Regions	Total	Public	distributors	Private	Total	Public	distributors	Private

Switzerland	130	51	10	69	175	47	12	116

European Union	2,053	953	643	457	2,106	991	546	569

Rest of Europe	479	11	405	63	661	58	539	64

North America	2,011	154	1,622	235	2,333	308	1,737	288

Latin America	474	142	192	140	461	115	187	159

Japan	1,439	–	1,402	37	1,162	–	1,136	26

Rest of Asia	685	97	255	333	605	83	227	295

Africa, Australia and Oceania	154	30	58	66	187	51	58	78

Total	7,425	1,438	4,587	1,400	7,690	1,653	4,442	1,595

Cash and marketable securities  |   These are subject to a policy of restricting exposures to high-quality counterparties and setting defined limits for individual counterparties. These limits and counterparty credit ratings are reviewed regularly. Investments in marketable securities are entered into on the basis of guidelines with regard to liquidity, quality and maximum amount. As a general rule, the Group invests only in high quality securities with adequate liquidity. Cash and short-term time deposits are subject to rules which limit the Group’s exposure to individual financial institutions. The Group signs netting agreements under an ISDA (International Swaps and Derivatives Association) master agreement with the respective counterparties in order to control exposures on derivative positions.
Rating analysis of cash and fixed income marketable securities (market values)

	2008	2008	2007	2007
	(mCHF)	(% of total)	(mCHF)	(% of total)

AAA-range	9,884	48	5,857	25

AA-range	5,390	26	9,598	40

A-range	4,525	22	7,615	32

BBB-range	912	4	773	3

Below BBB-range	9	0	67	0

Total	20,720	100	23,910	100

Overdue assets  |   Financial assets which are past due but not impaired total 2.7 billion Swiss francs (2007: 2.4 billion Swiss francs).
Analysis of overdue but not impaired financial assets by class  |   in millions of CHF

	Total
	amount	0–1	1–3	4–6	6–12	more than
	overdue	month	months	months	months	1 year

Year ended 31 December 2008

Loans and receivables	2,656	560	681	543	438	434

Year ended 31 December 2007

Loans and receivables	2,423	720	538	483	427	255

As at 31 December 2008 there are no financial assets whose terms have been renegotiated (2007: none).

110          Roche Finance Report 2008     |     Roche Group – Notes to the Roche Group Consolidated Financial Statements
Liquidity risk
Liquidity risk arises through a surplus of financial obligations over available financial assets due at any point in time. The Group’s approach to liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. Group liquidity is reported to senior management on a monthly basis.
Roche, Genentech and Chugai enjoy strong credit quality and are rated by at least one major credit rating agency. The ratings will permit efficient access to the international capital markets in the event of major financing requirements. In addition, the Group has unused committed credit lines with various financial institutions totalling 5.2 billion Swiss francs (2007: 5.7 billion Swiss francs). The decline is due to changes in foreign currency translation rates.
Contractual maturity analysis of financial liabilities  |   in millions of CHF

		0–3	4–6	7–12	1–2	2–3	3–4	4–5	Over 5
	Total	months	months	months	years	years	years	years	years

Year ended 31 December 2008

Total debta)	5,617	702	46	623	685	135	135	136	3,155

Trade payables	1,053	1,038	14	–	1	–	–	–	–

Accruals	5,379	3,727	429	1,162	61	–	–	–	–

Derivative financial instruments	194	194	–	–	–	–	–	–	–

Other liabilities:
current & non-current	1,343	788	66	132	136	9	170	27	15

Total financial liabilities	13,586	6,449	555	1,917	883	144	305	163	3,170

Year ended 31 December 2007

Total debta)	8,953	1,954	30	1,418	762	738	151	152	3,748

Trade payables	1,188	1,177	10	1	–	–	–	–	–

Accruals	5,319	3,945	431	881	62	–	–	–	–

Derivative financial instruments	80	80	–	–	–	–	–	–	–

Other liabilities:
current & non-current	1,253	513	51	127	284	10	186	10	72

Total financial liabilities	16,793	7,669	522	2,427	1,108	748	337	162	3,820

a)	Total debt in the above table shows undiscounted cash flows, whereas the carrying value in the consolidated balance sheet reflects discounted cash flows.
Market risk
Market risk arises from changing market prices of the Group’s financial assets or financial liabilities. Market risk may affect the Group financial result and the value of Group equity.
The Group uses Value-at-Risk (VaR) to measure the impact of market risk on its financial instruments. Roche has defined VaR limits to manage market risk. VaR data are reported on a monthly basis and indicate the value range within which a given financial instrument will fluctuate with a pre-set probability as a result of movements in market prices. VaR is a statistical measure which implicitly assumes that value changes of the recent past are indicative of value changes in the future. VaR figures do not represent actual or expected losses, or possible worst-case losses over the stated period.

VaR figures are calculated using a historical simulation approach. For each scenario, all financial instruments are fully valued and the total change in value and earnings is determined. All VaR calculations are based on a 95% confidence level and a holding period of 20 trading days over the past ten years. This holding period reflects the time required to change the corresponding risk exposure, should this be deemed appropriate. Longer holding periods increase the probability of higher value changes and lead to increased VaR figures.
Actual future gains and losses associated with our treasury activities may differ materially from the VaR analyses performed due to the inherent limitations associated with predicting the timing and amount of changes to interest rates, foreign currency exchanges rates and equity investment prices, particularly in periods of high market volatilities. Furthermore, the VaR numbers below do not include the effect of changes in credit spreads.
Market risk of financial instruments  |   in millions of CHF

	31 December 2008	31 December 2007

VaR – Foreign exchange component	96	75

VaR – Interest rate component	27	40

VaR – Other price component	62	93

Diversification	(52)	(65)

VaR – total market risk	133	143

At 31 December 2008, the total VaR of the financial assets and liabilities was 133 million Swiss francs (2007: 143 million Swiss francs). The foreign exchange VaR increased and arises mainly from hedging of non-US dollar cash flows from future royalty income over the next five years at Genentech. The lower contribution from the interest rate component was caused by the ageing of fixed-term liabilities. Other price risk arises mainly from movements in the prices of equity securities and this decreased due to significantly reduced equity security holdings. At 31 December 2008 the Group held equity securities with a market value of 0.6 billion Swiss Francs (2007: 1.1 billion Swiss francs). This number includes holdings in biotechnology companies, which were acquired in the context of licensing transactions or scientific collaborations. The lower holdings in equity securities resulted in a lower VaR for other price risk.
Foreign exchange risk
The Group operates across the world and is exposed to movements in foreign currencies affecting the Group financial result and the value of Group’s equity. Foreign exchange risk arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates (‘transaction exposures’) and because the foreign currency denominated financial statements of the Group’s foreign subsidiaries may vary upon consolidation into the Swiss franc denominated Group Financial Statements (‘translation exposures’).
The objective of the Group’s foreign exchange risk management activities is to preserve the economic value of its current and future assets and to minimise the volatility of the Group’s financial result. The primary focus of the Group’s foreign exchange risk management activities is on hedging transaction exposures arising through foreign currency flows or monetary positions held in foreign currencies. The Group does not currently hedge translation exposures using financial instruments.
The Group monitors transaction exposures on a daily basis. The net foreign exchange result and the corresponding VaR parameters are reported on a monthly basis. The Group uses forward contracts, foreign exchange options and cross-currency swaps to hedge transaction exposures. Application of these instruments intends to continuously lock in favourable developments of foreign exchange rates, thereby reducing the exposure to potential future movements in such rates.

112           Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

Interest rate risk
Interest rate risk arises from movements in interest rates which could affect the Group financial result or the value of Group equity. Changes in interest rates may cause variations in interest income and expense. In addition, they may affect the market value of certain financial assets, liabilities and hedging instruments. The primary objective of the Group’s interest rate management is to protect the net interest result.
Interest rate exposures and the corresponding VaR parameters are reported on a monthly basis. The Group uses forward contracts, options and swaps to hedge its interest rate exposures. Depending on the interest rate environment of major currencies, the Group will use these instruments to generate the appropriate mix of fixed and floating rate exposures.
Other price risk
Other price risk arises mainly from movements in the prices of equity securities held by Roche, Genentech or Chugai. At 31 December 2008, the Group held equity securities with a market value of 0.6 billion Swiss francs (2007: 1.1 billion Swiss francs). This amount includes holdings in biotechnology companies, which were acquired in the context of licensing transactions or scientific collaborations. Due to the nature of their business, biotechnology companies are exposed to greater equity volatilities than general stock market fluctuations.
The Group manages the price risk through placing limits on individual and total equity investments. These limits are defined both as a percentage of total liquid funds and as an absolute number for individual equity investments. Equity price risk is reported as a VaR figure on a monthly basis to senior management.
Impairment of financial assets
During 2008 impairments of shares were triggered by a significant or prolonged price decline below cost value. Impairments of debt securities were recorded due to significant financial difficulties of the issuers.
Impairment losses by asset classes | in millions of CHF

	2008	2007

Loans and receivables	(43)	(26)

Available-for-sale financial assets

– Shares	(75)	(35)

– Investments	(40)	–

– Debt securities	(53)	(68)

Total impairment losses	(211)	(129)

Capital
The Group defines the capital that it manages as the Group’s total equity, including non-controlling interests. The Group’s objectives when managing capital are:
•	To safeguard the Group’s ability to continue as a going concern, so that it can continue to provide benefits for patients and returns to investors.

•	To provide an adequate return to investors based on the level of risk undertaken.

•	To have available the necessary financial resources to allow the Group to invest in areas that may deliver future benefits for patients and returns to investors.

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

Capital is monitored on the basis of the equity ratio, which is calculated as being equity (including non-controlling interests) as a percentage of total assets. This is reported to senior management as part of the Group’s regular internal management reporting. The Group’s capital and equity ratio are shown in the table below.
Capital | in millions of CHF

	2008	2007

Capital and reserves attributable to Roche shareholders[28]	44,479	45,483

Equity attributable to non-controlling interests[30]	9,343	7,960

Total equity	53,822	53,443

Total assets	76,089	78,365

Equity ratio	70.7%	68.2%

The Group is not subject to regulatory capital adequacy requirements as known in the financial services industry.
The Group has majority shareholdings in Genentech (see Note 3) and Chugai (see Note 4). Genentech and Chugai are both public companies and their objectives, policies and processes for managing their own capital are determined by local management.
33. Related parties
Controlling shareholders
The share capital of Roche Holding Ltd, which is the Group’s parent company, consists of 160,000,000 bearer shares. Based on information supplied by a shareholder group with pooled voting rights, comprising Ms Vera Michalski-Hoffmann, Ms Maja Hoffmann, Mr André Hoffmann, Dr Andreas Oeri, Ms Sabine Duschmalé-Oeri, Ms Catherine Oeri, Ms Beatrice Oeri and Ms Maja Oeri, that group holds 80,020,000 shares as in the preceding year, which represents 50.0125% of the issued shares. This figure does not include any shares without pooled voting rights that are held outside this group by individual members of the group. On 28 January 2009 the pool members announced that, effective 1 April 2009, Ms Beatrice Oeri would leave the pool and that Mr Jörg Duschmalé and Mr Lukas Duschmalé would join the pool. The group would continue to hold a total 80,020,000 shares with pooled voting rights as previously.
Mr André Hoffmann and Dr Andreas Oeri are members of the Board of Directors of Roche Holding Ltd. Mr Hoffmann received remuneration totalling 400,000 Swiss francs (2007: 400,000 Swiss francs) and Dr Oeri received remuneration totalling 360,000 Swiss francs (2007: 360,000 Swiss francs).
There were no other transactions between the Group and the individual members of the above shareholder group.
Subsidiaries and associates
A listing of the major Group subsidiaries and associates is included in Note 34. Transactions between the parent company and its subsidiaries and between subsidiaries are eliminated on consolidation. There were no significant transactions between the Group and its associates.

114          Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

Key management personnel
Members of the Board of Directors of Roche Holding Ltd receive an annual remuneration and payment for their time and expenses related to their membership of Board committees. Total remuneration of the Board of Directors, excluding the Chairman, in 2008 totalled 4 million Swiss francs (2007: 4 million Swiss francs).
The Chairman of the Board of Directors and members of the Corporate Executive Committee of Roche Holding Ltd receive remuneration, which consists of an annual salary, bonus and an expense allowance. The Group pays social insurance contributions in respect of the above remuneration and pays contributions to pension and other post-employment benefit plans for the Chairman of the Board of Directors and members of the Corporate Executive Committee. The Chairman of the Board of Directors and members of the Corporate Executive Committee also participate in certain equity compensation plans as described below. The terms, vesting conditions and fair value of these awards are disclosed in Note 11.
Remuneration of the Chairman of the Board of Directors and members of the Corporate Executive Committee | in millions of CHF

	2008	2007

Salaries, including bonuses and expenses	32	23

Social security costs	3	2

Pensions and other post-employment benefits	5	6

Equity compensation plans	14	22

Other employee benefits	1	–

Total	55	53

Roche Long-Term | During 2008 members of the Corporate Executive Committee were granted 494,097 Stock-settled Stock Appreciation Rights (S-SARs) and no Roche Option Plan (ROP) awards (2007: 223,797 S-SARs and no ROP awards).
Roche Connect | During 2008 contributions paid by the Group with respect to the Chairman of the Board of Directors and members of the Corporate Executive Committee totalled 0.3 million Swiss francs (2007: 0.2 million Swiss francs).
Roche Performance Share Plan | During 2008 members of the Corporate Executive Committee were targeted with 14,805 awards of the 2008–2010 cycle (2007: 19,921 awards from the 2007–2009 cycle). Each award will result in between zero and two non-voting equity securities, depending upon the achievement of the performance targets.
Transactions with former members of the Corporate Executive Committee | Pensions totalling 2 million Swiss francs (2007: 2 million Swiss francs) were paid by the Group to two former Corporate Executive Committee members.
The detailed disclosures regarding executive remuneration that are required by Swiss law are included in the financial statements of Roche Holding Ltd, Basel on pages 137–141.
Post-employment benefit plans
Transactions between the Group and the various post-employment defined benefit plans for the employees of the Group are described in Note 10.

34. Subsidiaries and associates
Divestments of subsidiaries
Effective 3 October 2008 the Group sold its wholly-owned subsidiary Cenexi SAS (‘Cenexi’), including the manufacturing facility in Fontenay-sous-Bois, France, for 56 million Swiss francs in cash.
Loss on divestment of Cenexi | in millions of CHF

2008

Consideration	56

Net assets disposed

— Property, plant and equipment[12]	(107)

— Cash	(16)

— Other net assets	5

— Accumulated currency translation adjustments[28]	16

Gain (loss) on divestment	(46)

The total loss on divestment has been reported within general and administration expenses in the current period as part of the segment result of the Roche Pharmaceuticals operating segment. The net cash inflow from the divestment was 40 million Swiss francs.
Listed companies

			Share capital		Equity interest
Country	Company	City		(in millions)	(in %)

Switzerland	Roche Holding Ltd	Basel	CHF	160.0
	Stock Exchange: SIX Zurich
	Valor Share: 1203211
	Valor Genussscheine: 1203204
	ISIN Share: CH0012032113
	ISIN Genussscheine: CH0012032048
	Market Capitalisation: CHF 140,677.7 m

	Basilea Pharmaceutica Ltd.	Basel	CHF	9.6	6.55
	Stock Exchange: SIX Zurich
	Valor: 1143244
	ISIN: CH0011432447
	Market Capitalisation: CHF 1,425.2 m

United States	Genentech, Inc.	South San Francisco	USD	21.0	55.8
	Stock Exchange: New York	(incorporated in Delaware)
	ISIN: US3687104063
	Market Capitalisation: USD 87,286.7 m

Japan	Chugai Pharmaceutical Co., Ltd.	Tokyo	JPY	72,966.8	61.5
	Stock Exchange: Tokyo
	ISIN: JP3519400000
	Market Capitalisation: JPY 938,714.0 m

Non-listed companies

			Share capital		Equity interest
Country	Company	City		(in millions)	(in %)

Argentina	Productos Roche S.A. Química e Industrial	Buenos Aires	ARS	83.0	100

Australia	Roche Diagnostics Australia Pty. Limited	Castle Hill	AUD	5.0	100
	Roche Products Pty. Limited	Dee Why	AUD	65.0	100

Austria	Roche Austria GmbH	Vienna	EUR	14.5	100
	Roche Diagnostics GmbH	Vienna	EUR	1.1	100
	Roche Diagnostics Graz GmbH	Graz	EUR	0.4	100

Belgium	N.V. Roche S.A.	Brussels	EUR	32.0	100
	Roche Diagnostics Belgium S.A.	Brussels	EUR	3.8	100

116           Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

			Share capital		Equity interest
Country	Company	City		(in millions)	(in %)

Bermuda	Chemical Manufacturing and
	Trading Company Limited	Hamilton	USD	9.6	100
	Roche Capital Services Ltd.	Hamilton	RUB	(-)	100
	Roche Catalyst Investments Ltd.	Hamilton	USD	(-)	100
	Roche Financial Investments Ltd.	Hamilton	USD	(-)	100
	Roche Financial Management Ltd.	Hamilton	USD	(-)	100
	Roche Financial Services Ltd.	Hamilton	USD	0.1	100
	Roche International Ltd.	Hamilton	USD	(-)	100
	Roche Intertrade Limited	Hamilton	USD	10.0	100
	Roche Operations Ltd.	Hamilton	USD	1.0	100
	Roche Services Holdings Ltd.	Hamilton	USD	(-)	100
	Syntex Pharmaceuticals International Ltd.	Hamilton	USD	(-)	100

Brazil	Produtos Roche Químicos
	e Farmacêuticos S.A.	São Paulo	BRL	41.7	100
	Roche Diagnostica Brasil Ltda.	São Paulo	BRL	211.6	100

Bulgaria	Roche Bulgaria EOOD	Sofia	BGN	5.1	100

Canada	Chempharm Limited	Toronto	CAD	(-)	100
	Hoffmann-La Roche Limited	Toronto	CAD	15.3	100
	Sapac Corporation Ltd.	St. John	CAD	(-)	100

Chile	Roche Chile Limitada	Santiago de Chile	CLP	70.9	100

China	Roche Diagnostics (Hong Kong) Limited	Hong Kong	HKD	10.0	100
	Roche Diagnostics (Shanghai) Limited	Shanghai	USD	1.0	100
	Roche Hong Kong Limited	Hong Kong	HKD	10.0	100
	Roche R & D Center (China) Ltd.	Shanghai	USD	6.3	100
	Shanghai Roche Pharmaceuticals Limited	Shanghai	USD	19.5	70

Colombia	Productos Roche S.A.	Bogotá	COP	26,923.7	100

Costa Rica	Roche Servicios S.A.	Heredia	USD	(-)	100

Croatia	Roche D.O.O.	Zagreb	HRK	4.8	100

Czech Republic	Roche s.r.o.	Prague	CZK	200.0	100

Denmark	Roche a/s	Hvidovre	DKK	4.0	100
	Roche Diagnostics a/s	Hvidovre	DKK	1.3	100

Dominican Republic	Productos Roche Dominicana S.A.	Santo Domingo	DOP	0.6	100

Ecuador	Roche Ecuador S.A.	Quito	USD	1.1	100

El Salvador	Productos Roche (El Salvador) S.A.	San Salvador	SVC	0.2	100

Estonia	Roche Eesti OÜ	Tallinn	EEK	2.0	100

Finland	Roche Diagnostics Oy	Espoo	EUR	0.2	100
	Roche Oy	Espoo	EUR	(-)	100

France	Roche Diagnostics S.A.	Meylan	EUR	16.0	100
	Roche S.A.S.	Neuilly-sur-Seine	EUR	38.2	100
	Ventana Medical Systems S.A.	Illkirch	EUR	0.9	100

Germany	Galenus Mannheim GmbH	Mannheim	EUR	1.7	100
	NimbleGen Systems GmbH	Pleiskirchen	EUR	(-)	100
	Roche Beteiligungs GmbH	Grenzach-Wyhlen	EUR	3.6	100
	Roche Deutschland Holding GmbH	Grenzach-Wyhlen	DEM	10.0	100
	Roche Diagnostics GmbH	Mannheim	EUR	94.6	100
	Roche Kulmbach GmbH	Kulmbach	EUR	(-)	100
	Roche Pharma AG	Grenzach-Wyhlen	EUR	61.4	100
	Swisslab GmbH	Berlin	EUR	(-)	100

Greece	Roche (Hellas) S.A.	Athens	EUR	19.8	100
	Roche Diagnostics (Hellas) S.A.	Athens	EUR	23.7	100

Guatemala	Productos Roche Guatemala S.A.	Guatemala	GTQ	0.6	100

Honduras	Productos Roche (Honduras), S.A.	Tegucigalpa	HNL	(-)	100

Hungary	Roche (Hungary) Ltd.	Budapest	HUF	30.0	100
	Roche Services (Europe) Ltd.	Budapest	HUF	3.0	100

India	Roche Diagnostics (India) Pvt. Ltd.	Mumbai	INR	69.1	100
	Roche Scientific Company (India) Pvt. Ltd.	Mumbai	INR	10.0	100

Indonesia	P. T. Roche Indonesia	Jakarta	IDR	1,323.0	98.3

Ireland	Roche Ireland Limited	Clarecastle	EUR	1.9	100
	Roche Products (Ireland) Limited	Dublin	EUR	(-)	100

Italy	Roche Diagnostics S.p.A.	Milan	EUR	18.1	100
	Roche S.p.A.	Milan	EUR	34.1	100

Japan	Roche Diagnostics K. K.	Tokyo	JPY	2,500.0	100

Latvia	Roche Latvija SIA	Riga	LVL	0.2	100

Lithuania	UAB Roche Lietuva	Vilnius	LIT	0.8	100

Luxembourg	Pharminvest S.A.	Luxembourg	EUR	28.0	100

Malaysia	Roche (Malaysia) Sdn Bhd.	Kuala Lumpur	MYR	4.0	100
	Roche Diagnostics (Malaysia) Sdn Bhd.	Kuala Lumpur	MYR	0.9	100

Mexico	Grupo Roche Syntex de México, S.A. de C.V.	Mexico City	MXN	3.5	100
	Lakeside de México, S.A. de C.V.	Mexico City	MXN	48.0	100
	Productos Roche S.A. de C.V.	Mexico City	MXN	2.2	100
	Syntex S.A. de C.V.	Mexico City	MXN	80.4	100

Morocco	Roche S.A.	Casablanca	MAD	9.5	100

			Share capital		Equity interest
Country	Company	City		(in millions)	(in %)

Netherlands	Roche Diagnostics Nederland B.V.	Almere	EUR	2.3	100
	Roche Finance Europe B.V.	Woerden	EUR	2.0	100
	Roche Nederland B.V.	Woerden	EUR	10.9	100
	Roche Pharmholding B.V.	Woerden	EUR	467.8	100

New Zealand	Roche Diagnostics NZ Limited	Auckland	NZD	3.0	100
	Roche Products (New Zealand) Limited	Auckland	NZD	13.5	100

Nicaragua	Productos Roche (Nicaragua) S.A.	Managua	NIO	(-)	100

Norway	Roche Diagnostics Norge A/S	Oslo	NOK	5.8	100
	Roche Norge A/S	Oslo	NOK	6.2	100

Pakistan	Roche Pakistan Limited	Karachi	PKR	38.3	100

Panama	Productos Roche Interamericana S.A.	Panama City	USD	0.1	100
	Productos Roche Panamá S.A.	Panama City	PAB	(-)	100
	Syntex Corporation	Panama City	USD	1.0	100
	Syntex Puerto Rico Inc.	Panama City	USD	(-)	100
	Technical Development Corp.	Panama City	CHF	0.8	100

Peru	Productos Roche Química Farmacéutica S.A.	Lima	PEN	11.1	100

Philippines	Roche (Philippines) Inc.	Makati	PHP	125.0	100

Poland	Roche Diagnostics Polska Sp. z o.o.	Warsaw	PLN	2.0	100
	Roche Polska Sp. z o.o.	Warsaw	PLN	2.0	100

Portugal	Roche Farmacêutica Química Lda.	Amadora	EUR	1.1	100
	Roche Sistemas de Diagnósticos
	Sociedade Unipessoal Lda.	Amadora	EUR	2.6	100

Puerto Rico	Roche Operations Ltd., Puerto Rico Branch	Ponce	USD	(-)	100

Romania	Roche Romania S. R. L.	Bucharest	RON	297.2	100

Russian Federation	Roche — Moscow Ltd.	Moscow	RUB	2.6	100

Serbia	Roche D.O.O. Beograd	Belgrade	EUR	1.9	100

Singapore	Roche Diagnostics Asia Pacific Pte. Ltd.	Singapore	SGD	7.4	100
	Roche Singapore Pte. Ltd.	Singapore	SGD	4.0	100

Slovakia	Roche Slovensko, S.R.O.	Bratislava	SKK	10.0	100

Slovenia	Roche D.O.O. Pharmaceutical Company	Ljubljana	EUR	0.2	100

South Africa	Roche Products (Proprietary) Limited	Johannesburg	ZAR	60.0	100

South Korea	Roche Diagnostics Korea Co., Ltd.	Seoul	KRW	22,969.0	100
	Roche Korea Company Ltd.	Seoul	KRW	13,375.0	100

Spain	Andreu Roche S.A.	Madrid	EUR	0.1	100
	Roche Diagnostics S.L.	Barcelona	EUR	18.0	100
	Roche Farma S.A.	Madrid	EUR	54.1	100
	Syntex Roche S.A.	Madrid	EUR	0.1	100

Sweden	Roche AB	Stockholm	SEK	20.0	100
	Roche Diagnostics Scandinavia AB	Bromma	SEK	9.0	100

Switzerland	Disetronic Handels AG	Burgdorf	CHF	0.1	100
	Disetronic Holding AG	Burgdorf	CHF	9.7	100
	Disetronic Licensing AG	Burgdorf	CHF	0.1	100
	Disetronic Medical Systems AG	Burgdorf	CHF	0.9	100
	F. Hoffmann-La Roche Ltd	Basel	CHF	150.0	100
	GlycArt Biotechnology Ltd.	Schlieren	CHF	0.3	100
	Hoffmann-La Roche Ltd.	Basel	CHF	0.5	100
	IMIB Institute for Medical Informatics
	and Biostatistics Ltd.	Basel	CHF	0.1	100
	Rabbit-Air Ltd.	Zurich-Kloten	CHF	3.0	100
	Roche Capital Market Ltd.	Basel	CHF	1.0	100
	Roche Diagnostics (Switzerland) Ltd.	Rotkreuz	CHF	1.0	100
	Roche Diagnostics AG	Rotkreuz	CHF	5.0	100
	Roche Diagnostics International Ltd.	Steinhausen	CHF	20.0	100
	Roche Finance Ltd.	Basel	CHF	409.2	100
	Roche Long Term Foundation	Basel	CHF	0.5	100
	Roche Pharma (Switzerland) Ltd.	Reinach	CHF	2.0	100
	Syntex Corporation	Basel	CHF	0.2	100

Taiwan	Roche Diagnostics Ltd.	Taipei	TWD	80.0	100
	Roche Products Ltd.	Taipei	TWD	100.0	100

Thailand	Roche Diagnostics (Thailand) Limited	Bangkok	THB	103.0	100
	Roche Thailand Limited	Bangkok	THB	12.0	100

Turkey	Roche Diagnostik Sistemleri Ticaret A.S.	Istanbul	TRY	30.0	100
	Roche Müstahzarlari Sanayi Anonim Sirketi	Istanbul	TRY	249.5	100

United Kingdom	Piramed Limited	Berkshire	GBP	12.8	100
	Roche Diagnostics Ltd.	Lewes	GBP	32.6	100
	Roche Holding (UK) Limited	Welwyn Garden City	GBP	100.0	100
	Roche Products Limited	Welwyn Garden City	GBP	98.3	100
	Roche Registration Limited	Welwyn Garden City	GBP	(-)	100

118           Roche Finance Report 2008      |      Roche Group – Notes to the Roche Group Consolidated Financial Statements

			Share capital		Equity interest
Country	Company	City		(in millions)	(in %)

United States	454 Life Sciences Corporation	Branford	USD	(-)	100
	BioVeris Corporation	Gaithersburg	USD	(-)	100
	Disetronic Medical Systems Inc.	Fishers	USD	(-)	100
	Hoffmann-La Roche Inc.	Nutley	USD	3.0	100
	IGEN International, Inc.	Wilmington	USD	(-)	100
	Roche Carolina Inc.	Florence	USD	(-)	100
	Roche Colorado Corporation	Boulder	USD	(-)	100
	Roche Diagnostics Corporation	Indianapolis	USD	(-)	100
	Roche Diagnostics Operations, Inc.	Indianapolis	USD	(-)	100
	Roche Finance America Inc.	Little Falls	USD	(-)	100
	Roche Finance USA Inc.	Little Falls	USD	(-)	100
	Roche Holdings, Inc.	Wilmington	USD	1.0	100
	Roche Laboratories Inc.	Nutley	USD	(-)	100
	Roche Madison Inc.	Madison	USD	(-)	100
	Roche Molecular Systems, Inc.	Pleasanton	USD	(-)	100
	Roche NimbleGen, Inc.	Madison	USD	(-)	100
	Roche Palo Alto LLC	Palo Alto	USD	(-)	100
	Spring Bioscience Corp.	Fremont	USD	(-)	100
	Therapeutic Human Polyclonals, Inc.	Palo Alto	USD	(-)	100
	Ventana Medical Systems, Inc.	Tucson	USD	(-)	100

Uruguay	Roche International Ltd. –
	Montevideo Branch	Montevideo	UYU	(-)	100

Venezuela	Productos Roche S.A.	Caracas	VEF	0.2	100

(-) = share capital of less than 100,000 local currency units.

Roche Group – Report of Roche Management on Internal Control over Financial Reporting      |      Roche Finance Report 2008       119

Report of Roche Management on
Internal Control over Financial Reporting
Report of Roche Management on Internal Control over Financial Reporting
The Board of Directors and management of Roche Holding Ltd are responsible for establishing and maintaining adequate control over financial reporting. The internal control system was designed to provide reasonable assurance over the reliability of financial reporting and the preparation and fair presentation of consolidated financial statements in accordance with International Financial Reporting Standards.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of its system of internal control over financial reporting as of 31 December 2008 based on the criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the system of internal control over financial reporting was effective as of 31 December 2008.
The Statutory Auditor KPMG Klynveld Peat Marwick Goerdeler SA, have audited the consolidated financial statements of Roche Holding Ltd for the year ended 31 December 2008, in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA). They have also issued a report on the effectiveness of the Group’s system of internal control over financial reporting. This report is set out on pages 122–123.

Franz B. Humer	Erich Hunziker
Chairman of the Board of Directors	Chief Financial Officer and Deputy Head
of the Corporate Executive Committee

Basel, 29 January 2009

120         Roche Finance Report 2008    |     Roche Group – Report of the Statutory Auditor on the Consolidated Financial Statements

Report of the Statutory Auditor on the
Consolidated Financial Statements
Report of the Statutory Auditor on the Consolidated Financial Statements
to the Annual General Meeting of Roche Holding Ltd, Basel
As statutory auditor, we have audited the consolidated financial statements (income statement, balance sheet, cash flow statement, statement of recognised income and expense, statement of changes in equity and notes on pages 28 to 118) of Roche Holding Ltd for the year ended 31 December 2008.
Board of Directors’ Responsibility | The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility | Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion | In our opinion, the consolidated financial statements for the year ended 31 December 2008 give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

Report on Other Legal Requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.
In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.
We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris	François Rouiller
Licensed Audit Expert	Licensed Audit Expert
Auditor in Charge

Basel, 29 January 2009

122	Roche Finance Report 2008	|	Roche Group — Report of the Independent Auditor on
Internal Control over Financial Reporting

Report of the Independent Auditor on
Internal Control over Financial Reporting
Report of the Independent Auditor on Internal Control over Financial Reporting to the Annual General Meeting of Roche Holding Ltd, Basel
We have examined the Roche Group’s system of internal control over financial reporting as of 31 December 2008, based on criteria established in ‘Internal Control — Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The Board of Directors and management of Roche Holding Ltd are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as included in the accompanying Report of Roche Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our examination. An entity’s internal control over financial reporting is a process effected by the entity’s board of directors, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the applicable financial reporting framework; and (3) provide reasonable assurance regarding the prevention or timely detection of the unauthorised acquisition, use, or disposition of the entity’s assets that could have a material effect on the entity’s financial statements.
We conducted our examination in accordance with the International Standard on Assurance Engagements 3000 (ISAE 3000). This standard requires that we plan and perform our examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.
Because of the inherent limitations of internal control over financial reporting, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Roche Group maintained, in all material respects, effective internal control, over financial reporting as of 31 December 2008, based on criteria established in ‘Internal Control — Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Swiss Auditing Standards and International Standards on Auditing, the consolidated financial statements of Roche Holding Ltd for the year ended 31 December 2008 and our report dated 29 January 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris	François Rouiller

Basel, 29 January 2009

124           Roche Finance Report 2008      |      Roche Group – Multi-Year Overview and Supplementary Information
Multi-Year Overview and
Supplementary Information
Multi-year overview
Statistics, as reported

	1999		2000	2001

Statement of income | in millions of CHF

Sales	27,567		28,672	29,163

EBITDA	8,874		11,126	6,438

Operating profit	6,421		7,131	3,247

Net income attributable to Roche shareholders	5,764		8,647	3,697

Research and development	3,782		3,950	3,893

Balance sheet | in millions of CHF

Non-current assets	35,800		34,798	36,411

Current assets	34,631		34,737	38,875

Total assets	70,431		69,535	75,286

Non-current liabilities	(25,574)		(23,642)	(25,772)

Current liabilities	(14,856)		(13,857)	(15,647)

Total liabilities	(40,430)		(37,499)	(41,419)

Net assets	30,001		32,036	33,867

Capital and reserves attributable to Roche shareholders	26,954		27,608	28,973

Equity attributable to non-controlling interests	3,047		4,428	4,894

Additions to property, plant and equipment	2,150		2,183	1,931

Personnel

Number of employees at end of year	67,695		64,758	63,717

Key ratios

Net income attributable to Roche shareholders as % of sales	21		30	13

Net income as % of equity, attributable to Roche shareholders	21		31	13

Research and development as % of sales	14		14	13

Current ratio %	233		251	248

Equity and non-controlling interests as % of total assets	43		46	45

Sales per employee in thousands of CHF	407		443	458

Data on shares and non-voting equity securities

Number of shares	1,600,000		1,600,000	160,000,000

Number of non-voting equity securities (Genussscheine)	7,025,627		7,025,627	702,562,700

Total shares and non-voting equity securities	8,625,627		8,625,627	862,562,700

Total dividend in millions of CHF	863	a)	992	1,121

Earnings per share and non-voting equity security (diluted) in CHF	668		1,024	4.37

Dividend per share and non-voting equity security in CHF	100	a)	115	1.30

Information in this table is stated as reported. Changes in accounting policies arising from changes in International Financial Reporting Standards and the 100 for 1 stock split in 2001 are not applied retrospectively.

2002	2003	2004	2005	2006	2007	2008

29,453	31,220	31,273	35,511	42,041	46,133	45,617

7,993	8,609	9,566	11,404	14,436	17,068	16,637

1,335	5,592	8,979	8,669	11,730	14,468	13,896

(4,026)	3,069	6,641	5,787	7,880	9,761	8,969

4,257	4,766	5,093	5,705	6,589	8,385	8,845

33,143	29,820	28,670	33,739	33,519	35,349	37,485

30,852	29,666	29,406	35,626	40,895	42,834	38,604

63,995	59,486	58,076	69,365	74,414	78,183	76,089

(22,850)	(18,658)	(14,882)	(18,130)	(14,908)	(10,422)	(10,163)

(15,372)	(11,664)	(9,901)	(9,492)	(12,692)	(14,454)	(12,104)

(38,222)	(30,322)	(24,783)	(27,622)	(27,600)	(24,876)	(22,267)

25,773	29,164	33,293	41,743	46,814	53,307	53,822

20,810	23,570	28,223	34,922	39,444	45,347	44,479

4,963	5,594	5,070	6,821	7,370	7,960	9,343

2,044	2,265	2,357	3,428	3,878	3,648	3,187

69,659	65,357	64,703	68,218	74,372	78,604	80,080

–14	10	21	16	19	21	20

–19	13	24	17	20	22	20

14	15	16	16	16	18	19

201	254	297	375	322	296	319

40	49	57	60	63	68	71

427	482	483	521	565	587	570

160,000,000	160,000,000	160,000,000	160,000,000	160,000,000	160,000,000	160,000,000

702,562,700	702,562,700	702,562,700	702,562,700	702,562,700	702,562,700	702,562,700

862,562,700	862,562,700	862,562,700	862,562,700	862,562,700	862,562,700	862,562,700

1,251	1,423	1,725	2,156	2,933	3,968	4,313	b)

(4.80)	3.61	7.81	6.71	9.05	11.16	10.23

1.45	1.65	2.00	2.50	3.40	4.60	5.00	b)

a) Dividend 1999 does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.
b) Dividend 2008 as proposed by the Board of Directors.

126           Roche Finance Report 2008      |      Roche Group – Multi-Year Overview and Supplementary Information
Sales by division | in millions of CHF

	2004	2005	2006	2007	2008

Pharmaceuticals	21,695	27,268	33,294	36,783	35,961

Diagnostics	7,827	8,243	8,747	9,350	9,656

Consumer Health (OTC)	1,751	–	–	–	–

Total	31,273	35,511	42,041	46,133	45,617

Sales by geographical area | in millions of CHF

	2004	2005	2006	2007	2008

Switzerland	442	501	471	489	509

European Union	10,660	11,715	13,823	15,465	15,601

– of which Germany	2,288	2,624	2,993	3,277	3,200

Rest of Europe	896	1,061	1,307	1,620	1,521

Europe	11,998	13,277	15,601	17,574	17,631

United States	10,430	12,667	15,685	17,069	16,362

Rest of North America	595	812	985	1,004	932

North America	11,025	13,479	16,670	18,073	17,294

Latin America	1,825	2,033	2,539	2,784	2,975

Japan	3,875	3,948	3,713	3,562	3,532

Rest of Asia	1,553	1,803	2,384	2,681	2,920

Asia	5,428	5,751	6,097	6,243	6,452

Africa, Australia and Oceania	997	971	1,134	1,459	1,265

Total	31,273	35,511	42,041	46,133	45,617

Additions to property, plant and equipment by division | in millions of CHF

	2004	2005	2006	2007	2008

Pharmaceuticals	1,572	2,613	3,030	2,588	1,940

Diagnostics	778	813	846	1,058	1,245

Consumer Health (OTC)	6	–	–	–	–

Corporate	1	2	2	2	2

Total	2,357	3,428	3,878	3,648	3,187

Additions to property, plant and equipment by geographical area | in millions of CHF

	2004	2005	2006	2007	2008

Switzerland	232	376	350	418	421

European Union	808	910	995	993	960

— of which Germany	480	545	661	660	591

Rest of Europe	17	25	15	30	17

Europe	1,057	1,311	1,360	1,441	1,398

United States	1,022	1,739	2,061	1,679	1,212

Rest of North America	8	13	47	34	21

North America	1,030	1,752	2,108	1,713	1,233

Latin America	74	63	101	133	127

Japan	128	197	201	230	292

Rest of Asia	46	75	69	103	116

Asia	174	272	270	333	408

Africa, Australia and Oceania	22	30	39	28	21

Total	2,357	3,428	3,878	3,648	3,187

European Union information is based on members of the EU as at 31 December 2008. The comparative information has been restated to include new EU members for the whole five-year period.

128           Roche Finance Report 2008      |      Roche Group — Multi-Year Overview and Supplementary Information
Supplementary Net Income and EPS Information
The Group’s basic and diluted earnings per share information is given in Note 29 to the Consolidated Financial Statements on pages 103–104.
Supplementary EPS information is given below on net income before exceptional items and also on core net income, which additionally excludes amortisation of intangible assets and the related impacts on income taxes and non-controlling interests.
Profit from continuing businesses before exceptional items and Core net income | in millions of CHF

		2008				2007

Net income		10,844				11,437

Major legal cases	(271)			–

— income taxes	105			–

		(166)				–

Changes in Group organisation	243			–

— income taxes	(93)			–

		150				–

Profit from continuing businesses before exceptional items		10,828				11,437

Non-controlling interests

— net income	(1,875)			(1,676)

— exceptional items (major legal cases)	73			–

— exceptional items (changes in Group organisation)	(25)			–

		(1,827)				(1,676)

Net income attributable to Roche shareholders (before exceptional items)		9,001				9,761

Amortisation and impairment of intangible assets	1,073			1,034

— income taxes	(356)			(374)

— non-controlling interests	(52)			(60)

		665				600

Core net income		9,666				10,361

EPS (continuing businesses before exceptional items) and Core EPS
	EPS (continuing businesses
	before exceptional items)						Core EPS
	2008	2007		2008			2007

Net income attributable to Roche shareholders (millions of CHF)	9,001		9,761		9,666		10,361

Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive	–		4		–		4

Increase in non-controlling share of net income, net of tax, assuming all outstanding Genentech and Chugai stock options exercised	(154)		(141)		(159)		(146)

Net income used to calculate diluted earnings per share	8,847		9,624		9,507		10,219

Per share information (millions of shares and non-voting equity securities)

Weighted average number of shares and non-voting equity securities in issue	860		859		860		859

Adjustment for assumed conversion of convertible debt instruments, where dilutive	–		1		–		1

Adjustment for assumed exercise of equity compensation plans, where dilutive	1		2		1		2

Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share	861		862		861		862

Earnings per share (diluted) (CHF)	10.28		11.16		11.04		11.85

Supplementary Operating Free Cash Flow Information
Divisional operating free cash flow information | in millions of CHF

	Pharmaceuticals		Diagnostics
	Division		Division		Corporate		Group
	2008	2007	2008	2007	2008	2007	2008	2007

Depreciation, amortisation and impairments

Depreciation of property, plant and equipment	1,022	957	649	599	5	4	1,676	1,560

Amortisation of intangible assets	511	645	458	331	–	–	969	976

Impairment of property, plant and equipment	20	4	8	2	–	–	28	6

Impairment of intangible assets	99	58	5	–	–	–	104	58

Total	1,652	1,664	1,120	932	5	4	2,777	2,600

Other adjustments

Add back

— Expenses for equity-settled equity compensation plans	476	560	36	29	14	14	526	603

— Net (income)/expense for provisions	304	403	128	226	(15)	4	417	633

— Net gain from disposals	(397)	(309)	13	8	(5)	–	(389)	(301)

Deduct

— Net cash flow from equity compensation plans	(174)	(1,210)	(21)	(41)	(5)	(17)	(200)	(1,268)

— Utilisation of provisions	(864)	(574)	(179)	(101)	(18)	(21)	(1,061)	(696)

— Proceeds from disposals	499	295	25	68	17	–	541	363

Total	(156)	(835)	2	189	(12)	(20)	(166)	(666)

Operating profit cash adjustments	1,496	829	1,122	1,121	(7)	(16)	2,611	1,934

EBITDA

Operating profit before exceptional items	12,974	13,042	1,187	1,648	(265)	(222)	13,896	14,468

Depreciation, amortisation and impairments

— Total Group	1,652	1,664	1,120	932	5	4	2,777	2,600

— Add back exceptional item	(36)	–	–	–	–	–	(36)	–

EBITDA	14,590	14,706	2,307	2,580	(260)	(218)	16,637	17,068

— margin, % of sales	40.6	40.0	23.9	27.6	–	–	36.5	37.0

130           Roche Finance Report 2008      |      Roche Group – Multi-Year Overview and Supplementary Information
Pharmaceutical sub-divisional operating free cash flow information | in millions of CHF

	Roche						Pharmaceuticals
	Pharmaceuticals		Genentech		Chugai		Division
	2008	2007	2008	2007	2008	2007	2008	2007

Depreciation, amortisation and impairments

Depreciation of property, plant and equipment	594	530	336	337	92	90	1,022	957

Amortisation of intangible assets	252	398	190	179	69	68	511	645

Impairment of property, plant and equipment	11	2	–	–	9	2	20	4

Impairment of intangible assets	99	16	–	42	–	–	99	58

Total	956	946	526	558	170	160	1,652	1,664

Other adjustments

Add back

— Expenses for equity-settled equity compensation plans	105	92	369	465	2	3	476	560

— Net (income)/expense for provisions	507	331	(227)	73	24	(1)	304	403

— Net gain from disposals	(412)	(251)	13	(63)	2	5	(397)	(309)

Deduct

— Net cash flow from equity compensation plans	(65)	(139)	(109)	(1,071)	–	–	(174)	(1,210)

— Utilisation of provisions	(294)	(550)	(569)	(23)	(1)	(1)	(864)	(574)

— Proceeds from disposals	493	295	(1)	–	7	–	499	295

Total	334	(222)	(524)	(619)	34	6	(156)	(835)

Operating profit cash adjustments	1,290	724	2	(61)	204	166	1,496	829

EBITDA

Operating profit before exceptional items	6,795	7,225	5,821	5,298	591	610	13,207	13,133

Elimination within division1)							(233)	(91)

Total	6,795	7,225	5,821	5,298	591	610	12,974	13,042

Depreciation, amortisation and impairments

— Total Group	956	946	526	558	170	160	1,652	1,664

— Add back exceptional item	(36)	–	–	–	–	–	(36)	–

EBITDA	7,715	8,171	6,347	5,856	761	770	14,590	14,706

— margin, % of sales	34.8	35.6	60.7	56.2	22.8	22.7	40.6	40.0

1)	Unrealised internal profits on inventories that have been sold from one sub-division to another, but which have not yet been sold on to external customers at the balance sheet date are eliminated as a consolidation entry.

Roche Group – Roche Securities      |     Roche Finance Report 2008           131
Roche Securities
Price Development of Share | in CHF

Price Development of non-voting equity security (Genussschein) in CHF

Price Development of American Depositary Receipt (ADR) in USD

Four Roche American Depositary Receipts (ADRs) are equivalent to one non-voting equity security (Genussschein). ADRs have been traded in the United States over-the-counter market since July 1992.
Information in these tables is restated for the 100 for 1 stock split of Roche shares and non-voting equity securities (Genussscheine) effective 4 May 2001, the change in the ratio for the ADRs from 1:1 to 2:1 effective 24 January 2005 and the change in the ratio for the ADRs from 2:1 to 4:1 effective 9 January 2009.

132          Roche Finance Report 2008     |      Roche Group – Roche Securities
Number of shares and non-voting equity securities a)

	2004	2005	2006	2007	2008

Number of shares
(nominal value: CHF 1.00)	160,000,000	160,000,000	160,000,000	160,000,000	160,000,000

Number of non-voting equity securities
(Genussscheine) (no nominal value)	702,562,700	702,562,700	702,562,700	702,562,700	702,562,700

Total	862,562,700	862,562,700	862,562,700	862,562,700	862,562,700

Data per share and non-voting equity security | in CHF

		2004	2005	2006	2007	2008

Net income		7.81	6.71	9.05	11.16	10.23

Equity		32.72	40.49	45.73	52.57	51.57

Dividend		2.00	2.50	3.40	4.60	5.00	c)

Stock price of shareb)	Opening	171.50	150.00	219.20	247.50	213.00

	High	193.00	230.00	252.50	266.25	229.50

	Low	137.20	139.00	198.00	209.70	155.20

	Year-end	150.00	219.20	247.50	213.00	168.70

Stock price of non-voting equity security (Genussschein)b)	Opening	124.75	130.90	197.30	218.50	195.60

	High	140.25	206.90	227.00	240.10	208.60

	Low	118.75	120.60	185.80	190.30	148.20

	Year-end	130.90	197.30	218.50	195.60	162.50

Market capitalisation | in millions of CHF

	2004	2005	2006	2007	2008

Year end	113,195	170,879	191,575	171,060	140,678

Key ratios (year-end)

	2004	2005	2006	2007	2008

Net income as % of equity	24	17	20	21	20

Dividend yield of shares in %	1.3	1.1	1.4	2.2	3.0

Dividend yield of non-voting equity securities (Genussscheine) in %	1.5	1.3	1.6	2.4	3.1

Price/earnings of shares	19	33	27	19	16

Price/earnings of non-voting equity securities (Genussscheine)	17	29	24	18	16

a)	Each non-voting equity security (Genussschein) confers the same rights as any of the shares to participate in the available earnings and any remaining proceeds from liquidation following repayment of the nominal value of the shares and the participation certificate capital (if any). Shares and non-voting equity securities are listed on the Swiss Exchange. Roche Holding Ltd has no restrictions as to ownership of its shares or non-voting equity securities.
b)	All stock price data reflect daily closing prices.
c)	Dividend 2008 as proposed by the Board of Directors.
Ticker symbols

	Share	Non-voting equity security	American Depositary Receipt

Reuters	RO.S	ROG.VX	RHHBY.PK

Bloomberg	RO SW	ROG VX	RHHBY US

SIX Swiss Exchange	RO	ROG	–

Roche Holding Ltd, Basel – Financial Statements      |      Roche Finance Report 2008      133
Roche Holding Ltd, Basel
Financial Statements
Income statement | in millions of CHF

	2008	2007

Income

Income from participations	3,390	4,121

Interest income from loans to Group companies	227	121

Interest and investment income	23	72

Other income	19	18

Total income	3,659	4,332

Expenses

Financial expenses	(88)	(24)

Administration expenses	(33)	(31)

Other expenses	(21)	(22)

Total expenses	(142)	(77)

Profit for the year before taxes	3,517	4,255

Taxes	(18)	(17)

Net profit for the year	3,499	4,238

134            Roche Finance Report 2008      |      Roche Holding Ltd, Basel – Financial Statements
Balance sheet at 31 December | in millions of CHF

	2008	2007

Non-current assets

Participations	4,580	4,558

Long-term loans to Group companies	4,509	4,571

Total non-current assets	9,089	9,129

Current assets

Short-term loans to Group companies	3,000	–

Accounts receivable from Group companies	67	11

Other accounts receivable	1	1

Marketable securities	91	3,609

Liquid funds	–	–

Total current assets	3,159	3,621

Total assets	12,248	12,750

Equity

Share capital	160	160

Non-voting equity securities (Genussscheine)	p.m.	p.m.

General legal reserve	300	300

Free reserve	5,519	5,251

Special reserve	2,152	2,152

Available earnings:

— Balance brought forward from previous year	2	–

— Net profit for the year	3,499	4,238

Total equity	11,632	12,101

Non-current liabilities

Provisions	35	35

Total non-current liabilities	35	35

Current liabilities

Accounts payable to Group companies	559	588

Unrealised foreign currency gains	–	4

Other liabilities	22	22

Total current liabilities	581	614

Total liabilities	616	649

Total equity and liabilities	12,248	12,750

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Roche Holding Ltd, Basel – Notes to the Financial Statements      |      Roche Finance Report 2008            135
Notes to the Financial Statements
1. Summary of significant accounting policies
Basis of preparation of the financial statements
The financial statements of Roche Holding Ltd, Basel, are prepared in accordance with the provisions of Swiss law.
Participations
The major participations of the company are listed in Note 34 to the Roche Group Consolidated Financial Statements.
Valuation methods and translation of foreign currencies
Marketable securities are reported at the lower of cost or market value. All other assets, including participations, are reported at cost less appropriate write-downs. Assets and liabilities denominated in foreign currencies are translated into Swiss francs using year-end rates of exchange, except participations which are translated at historical rates. Transactions during the year which are denominated in foreign currencies are translated at the exchange rates effective at the relevant transaction dates. Resulting exchange gains and losses are recognised in the income statement with the exception of unrealised gains which are deferred.
Taxes
The tax charge includes corporate income and capital taxes.
2. Equity
Share capital
As in the previous year, share capital amounts to 160 million Swiss francs. The share capital consists of 160,000,000 bearer shares with a nominal value of 1 Swiss franc each. Included in equity are 702,562,700 non-voting equity securities (Genussscheine). They are not part of the share capital and confer no voting rights. However each non-voting equity security (Genussschein) confers the same rights as any of the shares to participate in the available earnings and in any remaining proceeds from liquidation following repayment of the nominal value of the share capital and, if any, participation certificates.

136             Roche Finance Report 2008      |      Roche Holding Ltd, Basel – Notes to the Financial Statements
Movement in recognised amounts | in millions of CHF

		General
	Share	legal	Free	Special	Available	Total
	capital	reserve	reserve	reserve	earnings	equity

As at 1 January 2006	160	300	4,414	2,152	2,394	9,420

— Net income	–	–	–	–	3,533	3,533

— Dividends paid	–	–	–	–	(2,157)	(2,157)

— Transfer to free reserve	–	–	233	–	(233)	–

As at 31 December 2006	160	300	4,647	2,152	3,537	10,796

— Net income	–	–	–	–	4,238	4,238

— Dividends paid	–	–	–	–	(2,933)	(2,933)

— Transfer to free reserve	–	–	604	–	(604)	–

As at 31 December 2007	160	300	5,251	2,152	4,238	12,101

— Net income	–	–	–	–	3,499	3,499

— Dividends paid	–	–	–	–	(3,968)	(3,968)

— Transfer to free reserve	–	–	268	–	(268)	–

As at 31 December 2008	160	300	5,519	2,152	3,501	11,632

3. Contingent liabilities
Guarantees
Within the framework of the European Medium Term Note (EMTN) programme the company has issued guarantees in favour of Group companies amounting to 420 million Swiss francs (2007: 1,987 million Swiss francs).
4. Significant shareholders
All shares in the Company are bearer shares, and for this reason the Company does not keep a register of shareholders. The following figures are based on information from shareholders, the shareholder validation check at the Annual General Meeting of 4 March 2008 and on other information available to the Company.
80,020,000 (2007: 80,020,000) shares: Shareholder group with pooled voting rights, comprising Ms Vera Michalski-Hoffmann, Ms Maja Hoffmann, Mr André Hoffmann, Dr Andreas Oeri, Ms Sabine Duschmalé-Oeri, Ms Catherine Oeri, Ms Beatrice Oeri and Ms Maja Oeri. a), b)
53,332,863 (2007: 53,332,863) shares (participation below 33 1/3%): Novartis Ltd, Basel including affiliates thereof. c)

a)	Information supplied by the shareholders. This figure of 80,020,000 shares does not include shares without pooled voting rights held outside this group by individual members of the group.
b)	On 28 January 2009 the pool members announced that, effective 1 April 2009, Ms Beatrice Oeri would leave the pool and that Mr Jörg Duschmalé and Mr Lukas Duschmalé would join the pool. The group would continue to hold a total 80,020,000 shares with pooled voting rights as previously.
c)	Figures as of 31 December 2008 supplied by Novartis Ltd, Basel.

5. Risk management
The detailed disclosures regarding risk management that are required by Swiss law are included in the Roche Group Consolidated Financial Statements on pages 107—113.
6. Board and Executive remuneration
Board of Directors
Members of the Board of Directors of Roche Holding Ltd receive an annual remuneration and payment for their time and expenses related to their membership of Board committees.
Remuneration of members of the Board of Directors | in thousands of CHF

	2008	2007

B. Gehrig	409	450

A. Hoffmann	400	400

P. Baschera	330	277

J. I. Bell	330	593

P. Brabeck-Letmathe	300	300

L. J. R. de Vink	330	330

W. Frey	360	360

D. A. Julius	360	360

A. Oeri	360	360

W. Ruttenstorfer	330	277

H. Teltschik	391	392

B. Weder di Mauro	360	360

Total remuneration of Board of Directors	4,260	4,459

The Chairman of the Board of Directors, Dr Franz B. Humer, received remuneration in 2008 as shown in the table below.
Remuneration of the Chairman of the Board of Directors | in thousands of CHF

2008

Annual salary, including bonuses and expenses	11,030

Pensions and other post-employment benefits	2,956

Equity compensation plans	983

Other employee benefits	260

Total remuneration received	15,229

Social security costs	1,521

Total	16,750

In 2007 Dr Humer received remuneration, indirect benefits and participated in certain equity compensation plans totalling 22 million Swiss francs.
Corporate Executive Committee
Members of the Corporate Executive Committee (‘CEC’) of Roche Holding Ltd receive remuneration, indirect benefits and participate in certain equity compensation plans as shown in the table below. On 4 March 2008 Dr Franz B. Humer handed over his executive function as CEO to Dr Severin Schwan. Since Dr Schwan was the member of the Corporate Executive Committee with the highest total remuneration in 2008 his remuneration is also disclosed. In 2007 Dr Humer was the member of the Corporate Executive Committee with the highest total remuneration in 2007.

138           Roche Finance Report 2008      |      Roche Holding Ltd, Basel – Notes to the Financial Statements
Remuneration of the members of the Corporate Executive Committee in 2008 | in thousands of CHF

		— of which
	Total CECa)	S. Schwan

Annual salary, including bonuses and expenses	21,384	5,313

Pensions and other post-employment benefits	2,422	202

Equity compensation plans	12,557	2,493

Other employee benefits	145	11

Total remuneration received	36,508	8,019

Social security costs	1,777	287

Total	38,285	8,306

a) Amounts for the total CEC for 2008 do not include Dr Humer.
In 2007 the total remuneration of the Corporate Executive Committee was 53 million Swiss francs. Dr Humer was the member of the Corporate Executive Committee with the highest total remuneration in 2007, with a total remuneration of 22 million Swiss francs.
Employer contribution to social security schemes and pension plans | The Group pays social insurance contributions in respect of the above remuneration and pays contributions to pension and other post-employment benefit plans for the Chairman of the Board of Directors and members of the Corporate Executive Committee.
Equity Compensation Plans | The Chairman of the Board of Directors and members of the Corporate Executive Committee also participate in certain equity compensation plans as described below. The terms and vesting conditions of these awards are disclosed in Note 11 to the Consolidated Financial Statements. The fair values used in the Consolidated Financial Statements represent the cost to the company at grant date and reflect amongst other matters the observed exercise behaviour and exit rate for the whole population that receive them and initial simulations of any performance conditions. For the purposes of these remuneration disclosures the fair values are calculated based on the fair value that the employee receives taking into account the preliminary assessment of any completed performance conditions.
The Chairman of the Board of Directors and members of the Corporate Executive Committee are eligible to participate in Roche Connect, a programme that enables employees to make regular deductions from their salaries to purchase non-voting equity securities. The Group contributes to the programme, which allows the employees to purchase non-voting equity securities at a discount (usually 20%).
During 2008 members of the Corporate Executive Committee were granted 494,097 Stock-settled Stock Appreciation Rights (S-SARs). The individual awards relating to 2008 are shown in the table below. The fair value of these awards for the employee is 21.08 Swiss francs, which is calculated using the Black-Scholes formula, assuming holding until maturity, and deducting 11% for the average 2 year vesting period. The Chairman of the Board of Directors was not granted S-SARs during 2008.
Members of the Corporate Executive Committee and other members of senior management participate in the Roche Performance Share Plan (PSP). The Group has three overlapping three-year PSPs. The target awards for the three-year cycle are defined at the beginning of the cycle and the awards are considered to form part of the employee’s remuneration in three equal annual amounts over the three-year cycle. Each award will result in between zero and two non-voting equity securities (Genussscheine), depending upon the achievement of the performance targets, and the discretion of the Board of Directors. The individual awards relating to 2008 are shown in the table below. The number of the awards is calculated as follows:
•	PSP 2006—2008: A preliminary allocation based on the actual performance for the period 2006 to 2008, which shows 0.75 non-voting equity security (Genussschein) per award.
•	PSP 2007—2009: One non-voting equity security (Genussschein) per award.
•	PSP 2008—2010: One non-voting equity security (Genussschein) per award.

•	The resulting allocations are multiplied by the non-voting equity security (Genussschein) price at 31 December 2008 of 162.50 Swiss francs to give the fair value for the remuneration received by the employee.
The Chairman of the Board of Directors was not granted PSPs for the 2008—2010 cycle.
Remuneration from equity compensation plans in 2008 | in thousands of CHF

	Roche Connect		S-SAR awards				PSP awards
	Employer	S-SAR ’08	S-SAR ’08	PSP ’06—’08	PSP ’07—’09	PSP ’08—’10	PSP	Total
	contributions	(number)	fair value	(number)	(number)	(number)	fair value	fair value

Total CECa)	191	494,097	10,416	8,739	12,459	14,805	1,950	12,557

— of which S. Schwan	49	105,576	2,226	838	1,218	1,965	218	2,493

a) Amounts for the total CEC for 2008 do not include Dr Humer.
In 2007 the total remuneration of the Corporate Executive Committee from equity compensation plans was 22 million Swiss francs, of which 9 million Swiss was attributable to Dr Humer, the member of the Corporate Executive Committee with the highest total remuneration.
Other employee benefits | This includes tax advisory costs, and remuneration of Dr Hunziker, Mr Burns and Prof. Knowles for serving on the Chugai Board of Directors.
Transactions with former members of the Corporate Executive Committee | Pensions totalling 2 million Swiss francs were paid by the Group in 2008 to two other former Corporate Executive Committee members (2007: 2 million Swiss francs). In 2007 Mr Heino von Prondzynski, a former member of the Corporate Executive Committee, received a bonus of 0.4 million Swiss francs in respect of services rendered in 2006 and additionally received a total of 12,212 non-voting equity securities based on pro-rated Roche Performance Share Plan awards.
7. Board and Executive shareholdings
Board of Directors
Directors Mr André Hoffmann and Dr Andreas Oeri and other members of the founder’s families who are closely associated with them belong to a shareholder group with pooled voting rights. At the end of 2008 this group held 80,020,000 shares (50.01% of issued shares). Detailed information about this group is given in Note 4. In addition, as of 31 December 2008 the members of the Board of Directors and persons closely associated with them held shares and non-voting equity securities (Genussscheine) as shown in the table below.

140           Roche Finance Report 2008      |      Roche Holding Ltd, Basel – Notes to the Financial Statements
Shareholdings of members of the Board of Directors

							Non-voting
							equity securities
			Shares				(Genussscheine)	Other
	2008		2007		2008		2007

F. B. Humer	3		3		153,919		58,886	[b]	)

B. Gehrig	50		50		50		50

A. Hoffmann	–	a)	–	a)	365,200	c)	365,200	c), d	)

P. Baschera	1		1		–		–

J. I. Bell	300		300		1,647		1,647

P. Brabeck-Letmathe	800		800		2,195		2,195

L. J. R. de Vink	–		–		–		–	[e]	)

W. Frey	72,500		72,500		–		–

D. A. Julius	350		350		1,550		1,250

A. Oeri	90,000	a)	90,000	a)	1,640,460		1,640,460	[d]	)

W. Ruttenstorfer	1,000		1,000		–		–

H. Teltschik	385		385		–		–

B. Weder di Mauro	200		200		–		–

Total	165,589	a)	165,589	a)	2,165,021		2,069,688

a)	Figure does not include shares held in the shareholder group with pooled voting rights.
b)	Equity compensation awards: Roche Option Plan, S-SARs and Roche Performance Share Plan. See below.
c)	As reported to the Swiss Exchange on 21 August 2008, Mr Hoffmann entered into a call options agreement with UBS on 365,000 Roche non-voting equity securities for the period 21 August 2008—20 August 2010.
d)	Mr Hoffmann and Dr Oeri each hold 250,000 UBS Long/Short Certificates on Roche bearer shares (RO) versus Roche non-voting equity securities (ROG), (ISIN: CH0026480100).
e)	Mr de Vink holds 1,000 Roche American Depositary Receipts (ADRs) RHHBY (ISIN: US7711951043).
Corporate Executive Committee
Members of the Corporate Executive Committee and persons closely associated with them held shares and non-voting equity securities (Genussscheine) as shown in the table below.
Shareholdings of members of the Corporate Executive Committee

				Non-voting
				equity securities
		Shares		(Genussscheine)	Other
	2008	2007	2008	2007

S. Schwan	3	3	9,468	2,148	a),b	)

S. Ayyoubi	3	n/a	7,161	n/a	[a]	)

W. M. Burns	3	3	53,460	34,249	[a]	)

E. Hunziker	3	3	43,839	19,928	[a]	)

G. A. Keller	1,063	253	21,854	11,625	a),c	)

J. K. C. Knowles	3	3	33,065	27,366	[a]	)

J. Schwiezer	3	n/a	10,960	n/a	[a]	)

Total	1,081	265	179,807	95,316

a)	Equity compensation awards: Roche Option Plan, S-SARs and Roche Performance Share Plan. See below.
b)	Dr Schwan’s close relatives hold 270 Roche non-voting equity securities (Genussscheine) (2007: zero).
c)	Dr Keller’s close relatives hold 140 Roche non-voting equity securities (Genussscheine) (2007: 210).
At 31 December 2008 the Chairman of the Board of Directors and members of the Corporate Executive Committee held Stock-settled Stock Appreciation Rights (S-SARs, first issued in 2005) and Roche Option Plan awards (issued before 2005) as shown in the table below. Each option entitles the holder to purchase one Roche non-voting equity security (Genussscheine) at a specified strike price. The terms and vesting conditions of these awards are disclosed in Note 11 to the Consolidated Financial Statements and additional supplementary information is in the Remuneration Report, which is included in the Business Report on pages 75—85.

Roche Option Plan and S-SARs awards held at 31 December 2008

Year of issue	2008	2007	2006	2005	2004	2003	2002	Total

S. Schwan	105,576	29,190	15,696	4,983	1,864	1,635	–	158,944

S. Ayyoubi	21,117	3,243	2,517	3,957	2,360	2,324	1,900	37,418

W. M. Burns	105,576	48,651	26,160	34,074	14,874	17,353	–	246,688

E. Hunziker	92,907	48,651	26,160	34,074	20,915	–	–	222,707

G. A. Keller	63,345	24,327	15,696	3,150	4,000	–	–	110,518

J. K. C. Knowles	63,345	24,327	15,696	–	–	–	–	103,368

J. Schwiezer	42,231	9,819	5,565	8,871	5,610	3,065	–	75,161

Total CEC	494,097	188,208	107,490	89,109	49,623	24,377	1,900	954,804

F. B. Humer	–	48,651	52,317	85,179	55,775	–	–	241,922

Total	494,097	236,859	159,807	174,288	105,398	24,377	1,900	1,196,726

Strike price (CHF)	195.80	229.60	195.00	123.00	129.50	77.80	115.50

Expiry date	Jan. 2015	Feb. 2014	Feb. 2013	Feb. 2012	Feb. 2011	Feb. 2010	Feb. 2009

At 31 December 2008 the Chairman of the Board of Directors and members of the Corporate Executive Committee held PSP awards from the three PSP performance cycles 2006—2008, 2007—2009 and 2008—2010 as shown in the table below. The terms and vesting conditions of these awards are disclosed in Note 11 to the Consolidated Financial Statements and additional supplementary information is in the Remuneration Report on pages 75—85 of the Business Report. Each award will result in between zero and two non-voting equity securities (Genussscheine), depending upon the achievement of the performance targets and the discretion of the Board of Directors. The preliminary allocation ratio for the plan 2006—2008 and the total target number of awards for all cycles as at 31 December 2008 are shown in the table below.
Roche Performance Share Plan awards held at 31 December 2008

	PSP 2006—2008	PSP 2007—2009	PSP 2008—2010

S. Schwan	1,117	1,218	1,965

S. Ayyoubi	550	507	638

W. M. Burns	2,578	3,046	3,276

E. Hunziker	2,750	3,046	3,276

G. A. Keller	1,203	1,370	1,474

J. K. C. Knowles	2,148	2,056	2,211

J. Schwiezer	1,304	1,216	1,965

Total CEC	11,650	12,459	14,805

F. B. Humer	10,365	9,185	–

Total awards granted	22,015	21,644	14,805

Allocation date	Feb. 2009	Feb. 2010	Feb. 2011

Estimated allocation at 31 December 2008	0.75:1

Total estimated awards at 31 December 2008	16,513

At 31 December 2007 the Chairman of the Board of Directors and members of the Corporate Executive Committee at that time held a total of 684,061 Stock-settled Stock Appreciation Rights and Roche Option Plan awards, and had outstanding a total of 125,224 awards granted under the Roche Performance Share Plan.

142          Roche Finance Report 2008     |     Roche Holding Ltd, Basel — Appropriation of Available Earnings
Appropriation of Available Earnings
Proposals to the Annual General Meeting  |   in CHF

	2008	2007

Available earnings

Balance brought forward from previous year	1,832,184	520,281

Net profit for the year	3,498,521,585	4,237,700,323

Transfer from free reserve	813,050,000	—

Total available earnings	4,313,403,769	4,238,220,604

Appropriation of available earnings

Distribution of an ordinary dividend of CHF 5.00 gross per share and non-voting equity security (Genussschein) as against CHF 4.60 last year	(4,312,813,500)	(3,967,788,420)

Transfer to free reserve	—	(268,600,000)

Total appropriation of available earnings	(4,312,813,500)	(4,236,388,420)

To be carried forward on this account	590,269	1,832,184

           Roche Holding Ltd, Basel – Report of the Statutory Auditor on the Financial Statements     |      Roche Finance Report 2008           143

Report of the Statutory Auditor
on the Financial Statements
Report of the Statutory Auditor on the Financial Statements
to the Annual General Meeting of Roche Holding Ltd, Basel
As statutory auditor, we have audited the financial statements (income statement, balance sheet and notes on pages 133 to 142) of Roche Holding Ltd for the year ended 31 December 2008.
Board of Directors’ Responsibility | The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility | Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion | In our opinion, the financial statements for the year ended 31 December 2008 comply with Swiss law and the company’s articles of incorporation.

144          Roche Finance Report 2008     |      Roche Holding Ltd, Basel – Report of the Statutory Auditor on the Financial Statements

Report on Other Legal Requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.
In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.
We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.
KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris	François Rouiller
Licensed Audit Expert	Licensed Audit Expert
Auditor in Charge

Basel, 29 January 2009

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Next Annual General Meeting: 10 March 2009
Cautionary statement regarding forward-looking statements
This Annual Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Annual Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.
The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche’s earnings or earnings per share for 2008 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.
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